FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item		Description of Item

	1.	First Quarter 2011 Financial Results, May 16, 2011

	2.	Presentation of Financial Forecast Guidance 2011-2015 — 16th Annual CEMIG-APIMEC Meeting, June 3, 2011

	3.	Material Announcement — Acquisition of Interest in Transmission Assets by CEMIG Affiliate TAESA, June 2, 2011

	4.	Market Announcement — File of Media Release on Acquisitions by TAESA, June 2, 2011

	5.	Summary of Minutes of the 510th Meeting of the Board of Directors, May 5, 2011

	6.	Summary of Principal Decisions of the 511th Meeting of the Board of Directors, June 2, 2011

	7.	Summary of Principal Decisions of the 129th Meeting of the Board of Directors of CEMIG Distribuição S.A., June 2, 2011

	8.	Summary of Principal Decisions of the 137th Meeting of the Board of Directors of CEMIG Geração e Transmissão S.A., June 2, 2011

	9.	Market Announcement — Presentation of 16th Annual CEMIG-APIMEC Meeting

	10.	Market Announcement — Presentation of TAESA Acquisition of Transmission Assets

	11.	Market Announcement — Presentation of Supply/Demand Balance CEMIG GT and the Grid — 16th Annual CEMIG-APIMEC Meeting, June 3, 2011

	12.	Notice to Stockholders — June 29, 2011, Dividend Payment, June 7, 2011

	13.	Summary of Minutes of the 511th Meeting of the Board of Directors, June 2, 2011

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Frederico Pacheco de Medeiros
		Name:	Frederico Pacheco de Medeiros
		Title:	Acting Chief Officer for Finance and Investor Relations

Date: June 15, 2011

1.               First Quarter 2011 Financial Results, May 16, 2011

BALANCE SHEETS

AT MARCH 31, 2011 AND DECEMBER 31, 2010

ASSETS

(R$ ’000)

		Consolidated		Holding company
		IFRS		BRGAAP
	Notes	03/31/2011	12/31/2010	03/31/2011	12/31/2010
CURRENT
Cash and cash equivalents	4	2,733,242	2,979,693	289,104	302,741
Securities — cash investments	5	849,931	321,858	1,055	55
Consumers and Traders	6	2,405,981	2,262,585	—	—
Concession holders — transport of energy		411,761	400,556	—	—
Financial Assets of the Concession	11	786,080	625,332	—	—
Taxes offsetable	7	361,591	374,430	5,237	5,233
Income tax and Social Contribution tax recoverable	7	586,675	489,813	—	—
Dividends receivable		—	—	226,436	230,405
Inventories		42,577	41,080	16	16
Other credits		604,027	590,229	12,910	13,889
TOTAL, CURRENT		8,781,865	8,085,576	534,758	552,339

NON-CURRENT
Accounts receivable from Minas Gerais state government	10	1,791,993	1,837,088	—	—
Credit Receivables Investment Fund	10	—	—	961,070	946,571
Deferred income tax and Social Contribution tax	8a	1,804,924	1,800,567	348,335	345,472
Taxes offsetable	7	143,262	139,883	426	426
Income tax and Social Contribution tax recoverable	7	72,802	83,438	68,981	80,117
Deposits linked to legal actions	9	1,136,885	1,027,206	202,725	195,517
Consumers and Traders	6	94,018	95,707	—	—
Other credits		116,395	114,207	75,139	31,737
Financial Assets of the Concession	11	7,439,158	7,315,756	—	—
Investments	12	22,885	24,206	11,801,544	11,313,969
Fixed assets	13	8,296,909	8,228,513	2,055	2,066
Intangible	14	4,607,989	4,803,687	795	838
TOTAL, NON-CURRENT		25,527,220	25,470,258	13,461,070	12,916,713
TOTAL ASSETS		34,309,085	33,555,834	13,995,828	13,469,052

The Explanatory Notes are an integral part of the Quarterly Information.

BALANCE SHEETS

AT MARCH 31, 2011 AND DECEMBER 31, 2010

LIABILITIES

(R$ ’000)

		Consolidated		Holding company
		IFRS		BRGAAP
	Notes	03/31/2011	12/31/2010	03/31/2011	12/31/2010
CURRENT
Suppliers	15	1,104,910	1,121,009	5,186	1,687
Regulatory charges	18	392,717	384,415	—	—
Profit shares		31,900	116,183	1,443	5,129
Taxes, charges and contributions	16a	421,177	403,533	20,660	32,836
Income tax and Social Contribution tax	16b	280,092	137,035	—	—
Interest on Equity and dividends payable		1,153,895	1,153,895	1,153,895	1,153,895
Loans and financings	17	1,666,534	1,573,885	385,213	373,599
Debentures	17	2,092,755	628,681	—	—
Salaries and mandatory charges on payroll		202,674	243,258	8,186	12,478
Post-employment obligations	19	100,354	99,220	3,677	3,703
Provision for losses on financial instruments		78,511	69,271	—	—
Debt to related parties		—	—	8,059	6,687
Other obligations		384,032	472,973	12,599	14,655
TOTAL, CURRENT		7,909,551	6,403,358	1,598,918	1,604,669

NON-CURRENT
Regulatory charges	18	172,898	142,481	—	—
Loans and financings	17	6,077,555	6,244,475	36,794	36,794
Debentures	17	3,480,570	4,779,449	—	—
Taxes, charges and contributions	16a	761,091	692,803	—	—
Income tax and Social Contribution tax	16b	1,062,771	1,065,399	—	—
Provisions	20	405,305	370,907	193,075	187,553
Concessions payable		123,914	117,802	—	—
Post-employment obligations	19	2,077,728	2,061,608	93,539	92,349
Other obligations		234,595	201,419	70,395	71,554
TOTAL, NON-CURRENT		14,396,427	15,676,343	393,803	388,250
STOCKHOLDERS’ EQUITY ATTRIBUTED TO CONTROLLING STOCKHOLDERS	21
Registered capital		3,412,073	3,412,073	3,412,073	3,412,073
Capital reserves		3,953,850	3,953,850	3,953,850	3,953,850
Profit reserves		2,873,253	2,873,253	2,873,253	2,873,253
Adjustments to Stockholders’ equity		1,164,586	1,210,605	1,164,586	1,210,605
Accumulated Conversion Adjustment		(801)	(772)	(801)	(772)
Funds allocated to increase of capital		27,124	27,124	27,124	27,124
Retained earnings		573,022	—	573,022	—
TOTAL STOCKHOLDERS’ EQUITY		12,003,107	11,476,133	12,003,107	11,476,133

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		34,309,085	33,555,834	13,995,828	13,469,052

The Explanatory Notes are an integral part of the Quarterly Information.

INCOME STATEMENTS

FOR THE QUARTERS ENDED ON MARCH 2011 AND 2010

(R$ ’000, except net profit per share)

		Consolidated		Holding company
		IFRS		BRGAAP
	Notes	03/31/2011	03/31/2010	03/31/2011	03/31/2010
REVENUES	22	3,386,587	2,877,653	103	74

OPERATIONAL COSTS	23
COST OF ELECTRICITY AND GAS
Electricity bought for resale	23c	(1,075,760)	(717,941)	—	—
Charges for the use of the basic transmission grid		(189,614)	(186,921)	—	—
Gas purchased for resale		(62,366)	(49,480)	—	—
		(1,327,740)	(954,342)	—	—
COST OF OPERATION
Personnel and managers	23a	(228,814)	(237,476)	—	—
Employees’ and managers’ profit shares		(23,022)	(36,130)	—	—
Post-employment obligations		(30,888)	—	—	—
Materials		(11,659)	(27,881)	—	—
Outsourced services	23b	(164,411)	(141,677)	—	—
Depreciation and amortization		(226,217)	(210,685)	—	—
Operational provisions	23d	(31,052)	7,996	—	—
Royalties for use of water resources		(37,993)	(41,505)	—	—
Other	23e	(815)	(45,234)	—	—
		(754,871)	(732,592)	—	—

CONSTRUCTION COSTS		(49,163)	(56,793)	—	—

TOTAL COST		(2,131,774)	(1,743,727)	—	—

GROSS PROFIT		1,254,813	1,133,926	103	74

OPERATIONAL EXPENSES	23
Selling expenses		(10,016)	(41,917)	—	—
General and administrative expenses		(140,221)	(113,337)	(19,706)	(10,875)
Other operational expenses		(45,114)	(28,354)	(9,695)	(4,852)
		(195,351)	(183,608)	(29,401)	(15,727)

Operational profit/loss before Equity gain/loss and Financial revenue/expenses		1,059,462	950,318	(29,298)	(15,653)
Equity gain (loss) on subsidiaries	12	—		556,552	519,319
Financial revenues	24	203,777	235,642	24,164	35,294
Financial expenses	24	(486,596)	(365,088)	(28,130)	(12,876)

Profit before taxes		776,643	820,872	523,288	526,084

Income tax and Social Contribution tax	8b	(231,091)	(206,101)	—	(5,296)
Deferred income tax and Social Contribution tax	8b	(19,401)	(94,705)	2,863	(722)
profit for the period		526,151	520,066	526,151	520,066

Profit attributable to the Company’s majority stockholders		526,151	520,066	526,151	520,066

Basic profit per preferred and common share		0.77	0.84	0.77	0.84
Diluted profit per preferred and common share		0.77	0.84	0.77	0.84

The Explanatory Notes are an integral part of the Quarterly Information.

COMPREHENSIVE PROFIT & LOSS ACCOUNT

FOR THE QUARTERS ENDED ON MARCH 2011 AND 2010

(R$ ’000)

	Consolidated and Holding company
	03/31/2011	03/31/2010
PROFIT FOR THE PERIOD	526,151	520,066

OTHER COMPONENTS OF COMPREHENSIVE INCOME
Foreign exchange conversion differences on transactions outside Brazil	(29)	174
Cash flow hedge instruments	852	1,220

COMPREHENSIVE PROFIT (LOSS) FOR THE PERIOD	526,974	521,460

Comprehensive Profit attributable to the controlling stockholders	526,974	521,460

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — CONSOLIDATED AND HOLDING COMPANY

FOR THE QUARTERS ENDED ON MARCH 31, 2011 AND 2010

(R$ ’000)

								Stockholders’
				Adjustments			Funds	equity
				to	Accumulated		allocated to	attributed to
	Registered	Capital	Profit	Stockholders’	Conversion	Retained	increase of	controlling
	capital	Reserves	reserves	equity	Adjustment	earnings	capital	stockholders
BALANCES AT DECEMBER 31, 2009	3,101,884	3,969,099	3,177,248	1,343,383	150	(453,387)	27,124	11,165,501
Profit for the period	—	—	—	—	—	520,066	—	520,066
Other components of comprehensive income:
Foreign exchange conversion differences on transactions outside
Brazil	—	—	—	—	174	—	—	174
Cash flow hedge instruments	—	—	—	1,220	—	—	—	1,220
Total comprehensive profit (loss) for the period	—	—	—	1,220	174	520,066	—	521,460
Realization of reserves
Adjustments to Stockholders’ equity – cost attributed to fixed assets	—	—	—	(33,543)	—	33,543	—	—
BALANCES ON MARCH 31, 2010	3,101,884	3,969,099	3,177,248	1,311,060	324	100,222	27,124	11,686,961

BALANCES AT DECEMBER 31, 2010	3,412,073	3,953,850	2,873,253	1,210,605	(772)	—	27,124	11,476,133
Profit for the period	—	—	—	—	—	526,151	—	526,151
Other components of comprehensive income:
Foreign exchange conversion differences on transactions outside
Brazil	—	—	—	—	(29)	—		(29)
Cash flow hedge instruments	—			852	—	—	—	852
Total comprehensive profit (loss) for the period	—	—	—	852	(29)	526,151	—	526,974
Realization of reserves
Adjustments to Stockholders’ equity – cost attributed to fixed assets	—	—	—	(46,871)	—	46,871	—	—
BALANCES ON MARCH 31, 2011	3,412,073	3,953,850	2,873,253	1,164,586	(801)	573,022	27,124	12,003,107

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2011 AND 2010

(R$ ’000)

	Consolidated		Holding company
	IFRS		BRGAAP
	03/31/2011	03/31/2010	03/31/2011	03/31/2010
CASH FLOW FROM OPERATIONS
Profit (loss) for the year	526,151	520,066	526,151	520,066
Expenses (revenues) not affecting cash and cash equivalents
Income tax and Social Contribution tax	19,401	94,705	(2,863)	722
Depreciation and amortization	232,797	213,904	89	45
Net write-offs of fixed and intangible assets	2,733	—	—	—
Equity gain (loss) on subsidiaries	—	—	(556,552)	(519,319)
Interest and Monetary updating	37,456	16,620	(14,499)	(4,672)
Provisions for operational losses	34,398	(4,284)	5,522	—
Post-employment obligations	63,225	58,263	3,700	3,136
Other	61,057	(10,803)	1,569	8,196
	977,218	888,471	(36,883)	8,174
(Increase) / reduction of assets
Consumers and Traders	(143,396)	55,445	—	—
Amortization of accounts receivable from the Minas Gerais State
Government	67,399	76,876	—	—
Tax credits	—	(185,510)	—	2,374
Taxes offsetable	(76,766)	163,788	11,132	10,989
Concession holders – transport of energy	(11,205)	(10,804)	—	—
Deposits linked to legal actions	(109,679)	(23,166)	(7,208)	(1)
Financial assets	(284,150)	(298,794)		—
Dividends received from subsidiaries	—	—	66,895	504,556
Other	(15,794)	(151,328)	(37,941)	12,903
	(573,591)	(373,493)	32,878	530,821
Increase (reduction) of liabilities
Suppliers	(16,099)	72,266	3,499	873
Taxes, charges and contributions	202,603	127,698	(12,176)	(9,383)
Salaries and mandatory charges on payroll	(40,584)	(19,437)	(4,292)	(844)
Regulatory charges	8,302	39,572	—	—
Loans, financings and debentures	55,414	390,377	11,614	1,926
Post-employment obligations	(45,971)	68,991	(2,536)	(2,407)
Other	(93,457)	(38,163)	(5,486)	(47,605)
	70,208	641,304	(9,377)	(57,440)

NET CASH FROM OPERATIONAL ACTIVITIES	473,835	1,156,282	(13,382)	481,555

	Consolidated		Holding company
	IFRS		BRGAAP
	03/31/2011	03/31/2010	03/31/2011	03/31/2010
CASH FLOWS FROM INVESTMENT ACTIVITIES
Investments	—	—	—	(715,397)
In securities – cash investments	(528,073)	—	(1,000)	—
In financial assets	—	—	—	—
In fixed assets	(167,964)	(68,008)	(78)	(325)
In intangible assets	—	(1,107,160)	—
NET CASH FROM (USED IN) INVESTMENT ACTIVITIES	(696,037)	(1,175,168)	(1,078)	(715,722)

CASH FLOWS FROM FINANCING ACTIVITIES
Financings and debentures obtained	325,061	3,196,654	—	—
Payments of loans and financings	(349,310)	(3,111,775)	—	—
Injection of cash into FIDC Fund	—		—	—
Interest on Equity, and dividends	—	(3,749)	823	(3,749)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	(24,249)	81,130	823	(3,749)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(246,451)	62,244	(13,637)	(237,916)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
At start of period	2,979,693	4,424,959	302,741	656,704
At end of period	2,733,242	4,487,203	289,104	418,788
	(246,451)	62,244	(13,637)	(237,916)

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF ADDED VALUE

FOR THE QUARTERS ENDED ON MARCH 31, 2011 AND 2010

(R$ ’000)

	Consolidated						Holding company
	IFRS						BRGAAP
	3/31/2011			3/31/2010			3/31/2011		3/31/2010
REVENUES
Sales of electricity, gas and services	5,034,237			4,270,789			103		74
Provision for doubtful receivables	(27,281)			(20,797)			—		—

INPUTS ACQUIRED FROM THIRD PARTIES
Electricity bought for resale	(1,075,760)			(717,941)			—		—
Charges for the use of the basic transmission grid	(189,614)			(186,921)			—		—
Outsourced services	(214,649)			(178,221)			(960)		(1,310)
Gas purchased for resale	(62,366)			(49,480)			—		—
Materials	(18,340)			(28,251)			(55)		(46)
Other operational costs	(94,368)			(108,589)			(14,658)		(2,573)

GROSS VALUE ADDED	3,351,859			2,980,589			(15,570)		(3,855)

RETENTIONS
Depreciation and amortization	(232,797)			(213,904)			(89)		(45)
NET ADDED VALUE PRODUCED BY THE COMPANY	3,119,062			2,766,685			(15,659)		(3,900)

ADDED VALUE RECEIVED BY TRANSFER
Equity gain (loss) on subsidiaries	—			—			556,552		519,319
Financial revenues	203,788			235,642			24,163		35,294

ADDED VALUE TO BE DISTRIBUTED	3,322,850			3,002,327			565,056		550,713

DISTRIBUTION OF ADDED VALUE			%			%		%			%

Employees	295,644	8.90		291,696	10.63		10,953	1.95	11,526	1.96
Direct remuneration	192,863	5.80		214,219	7.45		3,657	0.65	4,368	0.79
Benefits	80,527	2.42		51,047	2.26		3,993	0.71	5,968	1.08
FGTS	15,308	0.46		15,297	0.53		803	0.14	819	0.15
Other	6,946	0.22		11,133	0.39		2,500	0.45	371	0.07

Taxes, charges and contributions	1,994,407	60.02		1,814,987	62.11		(375)	(0.07)	6,073	1.91
Federal	1,138,187	34.25		1,090,184	36.89		(433)	(0.08)	6,018	1.09
State	853,203	25.68		721,504	25.11		5	—	5	—
Municipal	3,016	0.09		3,299	0.11		52	0.01	50	0.01

Remuneration of third party capital	506,648	15.25		375,578	12.67		28,327	5.01	13,048	2.37
Interest	486,596	14.65		365,088	12.30		28,130	4.98	12,876	2.34
Rentals	20,052	0.60		10,490	0.37		197	0.03	172	0.03

Remuneration of own capital	526,151	15.83		520,066	14.59		526,151	93.11	520,066	94.44
Retained earnings	526,151	15.83		520,066	14.59		526,151	93.11	520,066	94,44
	3,322,850	100		3,002,327	100		565,056	100	550,713	100

See Explanatory Note 28 for more information on the Statement of Added Value.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

AT MARCH 31, 2011

(Figures in R$ ’000, except where otherwise indicated)

1.     OPERATIONAL CONTEXT

Companhia Energetica de Minas Gerais (“Cemig” or “the Company”) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001 -64, with shares traded on the BM&F Bovespa (“Bovespa”) at Corporate Governance Level 1, ADRs traded on the New York Stock Exchange (“NYSE”), and shares traded on the Latibex System of the Madrid Stock exchange. It operates exclusively as a holding company, with stockholdings in companies controlled individually or jointly, the principal objectives of which are the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

It is an entity domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, in the Brazilian State of Minas Gerais.

CEMIG has stockholdings in the following companies that were operational on March 31, 2011.

•      CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”) (subsidiary, 100.00% stake): registered for listing with the CVM (Securities Commission): Generation and transmission of electricity, through 48 power plants, 43 being hydroelectric, 4 wind power plants and one thermal plant, and their transmission lines, most of them belonging to the Brazilian national generation and transmission grid system. Cemig GT has stockholdings in the following subsidiaries and jointly-controlled subsidiaries:

•  Hidreletrica Cachoeirao S.A. (“Cachoeirao”) (jointly controlled): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The plant began operating in 2009.

•  Central Eólica Praias de Parajuru S.A. (“Parajuru”) (jointly controlled) – Production and sale of electricity through the Parajuru wind farm in the county of Beberibe, in the State of Ceará. The plant began operating in August 2009.

•  Baguari Energia S.A. (“Baguari Energia”) (jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), located on the Doce River in Governador Valadares, Minas Gerais State. The plant began operation of its units from September 2009 to May 2010.

•  Transmissora Alianca de Energia Elétrica S.A. (“Taesa”), previously named Terna Participações S. A., (jointly controlled): Construction, operation and maintenance of the transmission facilities in 11 States of Brazil. Taesa has the following subsidiaries: ETAU (Empresa de Transmissão do Alto Uruguai S.A.) and Brasnorte (Brasnorte Transmissora de Energia S.A.).

•  Central Eólica Praia do Morgado S.A. (“Morgado”) (jointly controlled): Production and sale of electricity by the Morgado Wind Farm in the county of Aracaju in the State of Ceará, Northern Brazil. The plant began operating in April 2010.

•  Central Eolica Volta do Rio S.A. (“Volta do Rio”) (jointly controlled): Production and sale of electricity by the Volta do Rio Wind Farm in the County of Aracaju in the State of Ceará, Northern Brazil. The plant began operating in September 2010.

•  Hidrelétrica Pipoca S.A. (“Pipoca”) (jointly controlled): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant, located on the Manhuaçu River, in the Municipalities of Caratinga and Ipanema, in the State of Minas Gerais.  The plant began commercial operation in October 2010.

Subsidiaries and jointly-controlled subsidiaries of Cemig GT at pre-operational stage:

•  Guanhães Energia S.A. (“Guãnhaes Energia”) (jointly controlled): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis. These plants are scheduled to start operation in August 2011.

•  Cemig Baguari Energia S.A. (“Cemig Baguari”) (subsidiary): Production and sale of electricity as an independent power producer, in future projects.

•  Madeira Energia S.A. (“Madeira”) (jointly controlled): Implementation, construction, operation and commercial operation, through the subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric power plant located in the basin of the Madeira River, in the State of Rondônia, with commercial startup scheduled for December 2011.

•  “EBTE” (Empresa Brasileira de Transmissão de Energia) (jointly-controlled subsidiary): Holder of a public electricity transmission concession, operating transmission lines in the state of Mato Grosso.  Operational startup is scheduled for May 2011.

Lightger S.A. (“Lightger”) (jointly controlled): Independent power production through building and commercial operation of the hydroelectric potential referred to as the Paracambi Small Hydro Plant, on the Ribeirão das Lages river in the county of Paracambi, in the State of Rio de Janeiro. The first rotor is scheduled to start operation in October 2011.

•      CEMIG DISTRIBUIÇÃO S.A. (“Cemig D”) (subsidiary) registered for listing with the CVM (Brazilian Securities Commission): Distribution of electricity through distribution networks and lines in approximately all of the Brazilian state of Minas Gerais.

•      LIGHT S.A. (“Light”) (jointly-controlled): Its objects are to hold stock or unit shares in other companies, and direct or indirect operation of electricity generation, transmission, sales, distribution and related services. Light has the following subsidiaries and jointly-controlled subsidiaries:

•  Light Servicos de Eletricidade S.A. (“Light SESA”) (subsidiary): The principal activity of this listed company is distribution of electricity, operating in various municipalities of the State of Rio de Janeiro.

•  Light Energia S.A. (“Light Energia”) (subsidiary): Principal activities of this unlisted company are to study, plan, build, and commercially operate systems of generation, transmission and sale of electricity and related services. Light Energia holds interests in Central Eólica São Judas Tadeu Ltda and Central Eólica Fontainha Ltda;

•  Light Esco Prestação de Serviços Ltda. (“Light Esco”) (subsidiary): Principal activity is purchase, sale, importation, exportation, and provision of consultancy services in the energy sector.

•  Itaocara Energia Ltda. (“Itaocara Energia”) (subsidiary): At pre-operational phase; principal activity is to plan, build, install and commercially operate electricity generation plants.

• Lightger S.A. (“Lightger”): At pre-operational stage, formed to participate in auctions of concessions, authorizations and permissions in new plants. On December 24, 2008, Lightger obtained the installation license authorizing the start of works on the Paracambi Small Hydro Plant. Jointly controlled by Light S.A (51%) and Cemig GT (49%).

• Light Soluções em Eletricidade Ltda.: Formerly named Light Hidro Ltda. (“Light Hidro”), and renamed by new articles of association dated January 27, 2011, this company’s main activity is provision of services to low-voltage clients including assembly, refurbishment and maintenance of facilities.

• Instituto Light para o Desenvolvimento Urbano e Social (“the Light Institute”) (subsidiary): Participation in social and cultural projects, and interest in economic and social development of cities.

• Lightcom Comercializadora de Energia S.A. (“Lightcom”) (subsidiary): Purchase, sale, importation and exportation of electricity and general consultancy in the Free and Regulated Markets for electricity.

• Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly-controlled subsidiary): Unlisted company providing technological solutions and systems for operational management of public service concessions, including electricity, gas, water and sewerage companies and other utilities. Jointly controlled by Light S.A (51%) and Cemig (49%).

•                  Sá Carvalho S.A. (“Sá Carvalho”) (subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•                  Usina Térmica Ipatinga S.A. (“Ipatinga”) (subsidiary): Production and sale, as an Independent Power Producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•                  Companhia de Gás de Minas Gerais — Gasmig (“Gasmig”) (jointly controlled): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through a concession for distribution of gas in the State of Minas Gerais.

•                  Cemig Telecomunicações S.A. — Cemig Telecom (“Cemig Telecom”),  previously named Empresa de Infovias S.A.  (subsidiary): Provision and commercial operation of specialized telecommunications services, through an integrated system consisting of fiber optic cables, coaxial cables, and electronic and associated equipment (multi-service network); holds 49% of Ativas Data Center (“Ativas”) (jointly-controlled subsidiary), the principal activity of which is provision of services to supply IT and communications infrastructure, comprising hosting and related services for medium-sized and large corporations.

•                  Efficientia S.A.  (“Efficientia”) (subsidiary):  Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•                  Horizontes Energia S.A.  (“Horizontes”) (subsidiary): Production and sale of electricity, as an Independent Power Producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina.

•                  Central Termelétrica de Cogeração S.A.  (“Cogeração”) (subsidiary): Production and sale of electricity produced by thermal generation as an independent producer, in future projects.

•                  Rosal Energia S.A.  (“Rosal”) (subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•                  Central Hidrelétrica Pai Joaquim S.A.  (“Pai Joaquim”) (subsidiary): Production and sale of electricity as an independent producer, in future projects.

•                  Cemig PCH S.A.  (“Cemig PCH”) (subsidiary): Production and sale of electricity as an Independent Power Producer, through the Pai Joaquim hydroelectric power plant.

•                  Cemig Capim Branco Energia S.A.  (“Capim Branco”) (subsidiary): Production and sale of electricity as an independent power producer, through the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built through a consortium with private-sector partners.

•                  UTE Barreiro S.A.  (“Barreiro”) (subsidiary): Production and sale of thermally generated electricity, as an Independent Power Producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of Vallourec & Mannesmann Tubes,  in the State of Minas Gerais.

•                  Cemig Trading S.A.  (“Cemig Trading”) (subsidiary): Sale and intermediation of business transactions related to energy.

•                  Companhia Transleste de Transmissão (“Transleste”) (jointly controlled): Operation of a transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•                  Companhia Transudeste de Transmissão (“Transudeste”) (jointly controlled): Construction, operation and maintenance of the Itutinga—Juiz de Fora transmission line, and its facilities, part of the Brazilian national grid.

•                  Companhia Transirapé de Transmissão (“Transirapé”) (jointly controlled): Construction, operation and maintenance of the Irapé—Araçuaí transmission line — also part of the national grid.

•                  EPTE (Empresa Paraense de Transmissão de Energia S.A.) (jointly controlled): Holder of a public service electricity transmission concession for a transmission line in the State of Pará.  ETEP has formed the subsidiary ESDE (Empresa Santos Dumont de Energia S.A.), of which it owns 100%.

•                  ENTE (Empresa Norte de Transmissão de Energia S.A.) (jointly controlled): Holder of a public service electricity transmission concession, for two transmission lines in the States of Pará and Maranhão.

•                  ERTE (Empresa Regional de Transmissão de Energia S.A.) (jointly controlled — 35.78%  stake): Holder of a public service electricity transmission concession, for a 230kV transmission line in the State of Pará.

•                  Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled):  holder of the public service electricity transmission concession, for the transmission lines between the sectionalizing Substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia.  EATE has holdings in the following transmission companies:  Empresa Brasileira de Transmissão de Energia S.A.- (“EBTE”) (jointly controlled); Sistema de Transmissão Catarinense S.A. — (“STC”) (subsidiary) and Lumitrans Companhia Transmissora de Energia Elétrica S.A. — (“Lumitrans”) (subsidiary).

•                  ECTE (Empresa Catarinense de Transmissão de Energia S.A.) (jointly controlled): Holder of a public electricity transmission service concession for transmission lines in the State of Santa Catarina.

•                  Axxiom Soluções Tecnológicas S.A.  (“Axxiom”) (jointly-controlled subsidiary): Unlisted company providing technological solutions and systems for operational management of public service concessions, including electricity, gas, water and sewerage companies and other utilities.  Jointly controlled by Light S.A (51%) and Cemig (49%).

•                  Transchile Charrúa Transmisión S.A. — (“Transchile”) (jointly controlled): Implementation, operation and maintenance of the Charrúa—Nueva Temuco transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile.  The head office of Transchile is in Santiago, Chile.  The transmission line began operating in January 2010.

•                  Companhia de Transmissão Centroeste de Minas (“Centroeste”) (jointly controlled): Construction, operation and maintenance of the Furnas—Pimenta transmission line, part of the national grid.  The transmission line began operating in April 2010.

Cemig also has stockholdings in the companies listed below, which on March 31, 2011 were at pre-operational stage:

•                  Cemig Serviços S.A.  (“Cemig Serviços”) (subsidiary): Provision of services related to planning, construction, operation and maintenance of electricity generation, transmission and distribution systems, and provision of administrative, commercial and engineering services in the various fields of energy, from any source.

•                  Parati S.A Participações em Ativos de Energia Elétrica (“Parati”) (jointly controlled, 49% stake): holdings of stock or unit shares in other Brazilian or non-Brazilian companies, operating in any activity.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2.                                      BASIS OF PREPARATION

2.1) — Presentation of the Quarterly Information

The individual interim accounting information has been prepared in compliance with Technical Pronouncement CPC 21 — Interim Statements, and with International Standard IAS 34 — Interim Financial Reporting, issued by the International Accounting Standards Board — IASB, and also in accordance with the requirement to present this information in a manner compliant with the rules issued by the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) applicable to Quarterly Information (ITR).

This Quarterly Information (ITR) has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual accounting statements at December 31, 2010. Hence this Quarterly Information should be read in conjunction with those annual accounting statements, which were approved by the Executive Board on March 16, 2011 and filed with the CVM on March 29, 2011.

2.2 Re-presentation of the Quarterly Information

As a function of the adoption of the new accounting rules issued by the CPC, and the international accounting rules (IFRS), in the financial statements of December 31, 2010, the Company has re-stated the quarterly information for the first quarter of 2010.

The effects on the Income statement for the first quarter of 2010 arising from the adoption of the new accounting rules are as shown below. The effects of the adjustments, in each quarter of the business year 2010, can be seen in the Financial Statements at December 31, 2010.

1st quarter 2010
Profit previously presented for the quarter	419,223
Stockholders’ Equity valuation adjustment (Attributed cost) — ICPC 10 and 27	(33,478)
Assets of Gas concessions — ICPC 01 and ICPC 05	3,299
Assets of Wind Generation concessions — ICPC 01 and OCPC 05	(394)
Assets of new Transmission concessions — ICPC 01 and OCPC 05	101,823
Reversal of Administration Cost allocation — CPC 27 and ICPC 01	(122)
Concession contracts — Granted for payment — OCPC 05	(2,096)
Charges capitalized — CPC 20	2,122
Post-employment obligations	(10,860)
Reversal of Regulatory Assets and Liabilities — Conceptual Framework	40,549
Effect of adoption of the new accounting practices	100,843
Adjusted profit for the quarter (as re-presented)	520,066

3.                                      PRINCIPLES OF CONSOLIDATION

The financial statements of the subsidiaries and jointly-controlled subsidiaries mentioned in Explanatory Note 1 have been consolidated.

The Company uses the full and proportional consolidation criteria, as shown in the following table. The proportion of holding indicated is of the subsidiary’s total capital:

	Form of	3/31/2011		12/31/2010
Subsidiaries and jointly-controlled subsidiaries	consolidation	Direct stake	Indirect	Direct stake	Indirect
		(%)	stake (%)	(%)	stake (%)
Subsidiaries and jointly-controlled companies
Cemig GT	Full	100	—	100	—
Cemig Baguari Energia	Full	—	100	—	100
Hidrelétrica Cachoeirão	Proportional	—	49	—	49
Guanhães Energia S.A.	Proportional	—	49	—	49
Madeira Energia	Proportional	—	10	—	10
Hidrelétrica Pipoca	Proportional	—	49	—	49
Baguari Energia	Proportional	—	69.39	—	69.39
Empresa Brasileira de Transmissão de Energia S.A — EBTE	Proportional	—	49	—	49
Central Eólica Praias de Parajuru	Proportional		49		49
Central Eólica Volta do Rio	Proportional	—	49	—	49
Central Eólica Praias de Morgado	Proportional	—	49	—	49
TAESA	Proportional	—	56.69	—	56.69
Transmissora Alterosa de Energia	Proportional	—	—	—	—
Lightger	Proportional	—	49	—	49
Cemig Distribuição	Full	100	—	100	—
Cemig Telecom	Full	100	—	100	—
Ativas Data Center	Proportional	—	49	—	49
Rosal Energia	Full	100	—	100	—
Sá Carvalho	Full	100	—	100	—
Horizontes Energia	Full	100	—	100	—
Usina Térmica Ipatinga	Full	100	—	100	—
Cemig PCH	Full	100	—	100	—
Cemig Capim Branco Energia	Full	100	—	100	—
Cemig Trading	Full	100	—	100	—
Efficientia	Full	100	—	100	—
Central Termelétrica de Cogeração	Full	100	—	100	—
UTE Barreiro	Full	100	—	100	—
Central Hidrelétrica Pai Joaquim	Full	100	—	100	—
Cemig Serviços	Full	100	—	100	—
Gasmig	Proportional	55.19	—	55.19	—
Companhia Transleste de Transmissão	Proportional	25	—	25	—
Companhia Transleste de Transmissão	Proportional	24	—	24	—
Companhia Transleste de Transmissão	Proportional	24.5	—	24.5	—
Light S.A.	Proportional	26.06	—	26.06	—
Light Sesa	Full	—	26.06	—	26.06
Light Energia	Full	—	26.06	—	26.06
Light Esco	Full	—	26.06	—	26.06
Light Ger	Full	—	13.29	—	13.29
Light Soluções em Eletricidade	Full	—	26.06	—	26.06
Light Institute	Full	—	26.06	—	26.06
Itacoara Energia	Full	—	26.06	—	26.06
Lightcom	Full	—	26.06	—	26.06
Axxiom	Proportional	—	13.29	—	13.29
Transchile	Proportional	49	—	49	—
Companhia de Transmissão Centroeste de Minas	Proportional	51	—	51	—
EATE (Empresa Amazonense de Transmissão de Energia S.A.)	Proportional	38.53	—	38.53	—
Sistema de Transmissão Catarinense — STC	Full	—	30.82	—	30.82
Lumitrans Cia. Transmissora de Energia Elétrica	Full	—	30.82	—	30.82
Empresa Brasileira de Transmissão de Energia S.A — EBTE	Proportional	—	19.65	—	19.65
Empresa Paraense de Transmissão de Energia — EPTE	Proportional	41.96	—	41.96	—
Empresa Santos Dumont Energia — ESDE	Full	—	41.96	—	41.96
Empresa Norte de Transmissão de Energia — ENTE	Proportional	49.99	—	49.99	—
Empresa Regional de Transmissão de Energia — ERTE	Proportional	49.99	—	49.99	—
Empresa Catarinense de Transmissão de Energia — ECTE	Proportional	19.09	—	19.09	—
Axxiom	Proportional	49	—	49	—

4.             CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	IFRS		BRGAAP
	3/31/2011	12/31/2010	31/3/2011	12/31/2010

Bank accounts	95,889	94,605	4,027	10,164
Cash investments
Bank deposit certificates (CDBs)	2,127,385	2,516,342	283,243	289,642
Treasury Financial Notes (LFTs)	166,854	121,586	518	566
National Treasury Notes (LTNs)	114,230	—	—	—
Other	228,884	247,160	1,316	2,369
	2,637,353	2,885,088	285,077	292,577
	2,733,242	2,979,693	289,104	302,741

Cash investments are transactions contracted with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market prices and on normal market conditions. All the transactions are highly liquid; they are promptly convertible into a known amount of cash; and they are subject to insignificant risk of change in value. Bank Certificates of Deposit (CBDs), with fixed or floating rates, and Time Deposits with Special Guarantee (DPGEs) are remunerated at a percentage (which varies from 100% to 110%) of the CDI rate, which is published by Cetip (the Custody and Settlement Chamber).

The Company’s exposure to interest rate risk and an analysis of sensitivity of financial assets and liabilities are given in Explanatory Note no26.

5.             SECURITIES

Securities refers to transactions contracted with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market prices and on normal market conditions, with redemption periods of more than 90 days.

	Consolidated		Holding company
	IFRS		BRGAAP
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Cash investments
Bank deposit certificates (CDBs)	849,931	321,858	1,055	55
	849,931	321,858	1,055	55

6.             CONSUMERS AND TRADERS

	Consolidated		Holding company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010

Retail supply invoiced	2,115,052	1,996,853	26,091	26,173
Retail supply not invoiced	879,030	856,222	—	—
Wholesale supply to other concession holders	83,131	66,134	—	—
(-) Provision for doubtful receivables	(577,214)	(560,917)	(26,091)	(26,173)
	2,499,499	2,358,292	—	—

CURRENT ASSETS	2,405,981	2,262,585	—	—
NON-CURRENT ASSETS	94,018	95,707	—	—

The Company makes provisions for doubtful receivables through individual analysis of clients’ outstanding balances, taking into account the default history, negotiations in progress and the existence of any real guarantees.

The Company’s exposure to credit risk related to Consumers and Traders is given in Note 26.

7.             TAXES OFFSETABLE AND INCOME TAX AND SOCIAL CONTRIBUTION TAX RECOVERABLE

	Consolidated		Holding company
	IFRS		BRGAAP
a) TAXES OFFSETABLE	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Current
ICMS tax recoverable	236,782	223,395	3,843	3,843
PIS and Pasep taxes	19,163	26,730	2	—
Cofins tax	95,133	116,723	8	—
Other	10,513	7,582	1,384	1,390
	361,591	374,430	5,237	5,233
Non-current
ICMS tax recoverable	87,314	84,746	426	426
PIS, Pasep and Cofins taxes	55,948	55,137	—	—
	143,262	139,883	426	426

	504,853	514,313	5,663	5,659

The credits for Pasep and Cofins taxes arise from payments made in excess by the Company as a result of adoption of the non-cumulative regime for revenues of the transmission companies whose electricity supply contracts were prior to October 31, 2003, and for which subsequent regulation by the Brazilian tax authority allowed review and inclusion in the cumulative regime. As a consequence of this review, restitution of excess tax paid in prior periods was allowed.

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2011, which will be offset against federal taxes payable, calculated during the business year, posted in Taxes and contributions.

The credits of ICMS tax recoverable, posted in Non-current assets, arise from acquisitions of fixed assets, and can be offset in 48 months. The transfer to Current assets was made in accordance with Management’s estimates of the amounts likely to be realized up to the end of March 2012.

	Consolidated		Holding company
	IFRS		BRGAAP
b) INCOME TAX AND SOCIAL CONTRIBUTION TAX RECOVERABLE	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Current
Income tax	420,770	353,196	—	—
Social Contribution tax	165,905	136,617	—	—
	586,675	489,813	—	—
Non-current
Income tax	52,373	66,439	49,564	63,120
Social Contribution tax	20,429	16,999	19,417	16,997
	72,802	83,438	68,981	80,117

	659,477	573,251	68,981	80,117

8.             INCOME TAX AND SOCIAL CONTRIBUTION TAX

a) Deferred income tax and Social Contribution tax:

Cemig, its subsidiaries and jointly-controlled subsidiaries have income tax credits, constituted at the rate of 25.00%, and Social Contribution tax credits, at the rate of 9.00%, as follows:

	Consolidated		Holding company
	IFRS		BRGAAP
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Tax credits:
Tax loss carryforwards / Negative taxable balances	556,334	570,611	262,434	260,966
Provisions	131,241	125,412	58,205	56,354
Post-employment obligations	355,173	349,989	18,526	18,105
Provision for doubtful receivables	197,710	191,866	8,871	8,899
Goodwill on absorption of subsidiary	81,350	84,166	—	—
Financial Instruments	33,043	33,043	—	—
FX variation	125,224	124,957	—	—
Taxes with demandability suspended	158,194	143,109	—	—
Other	166,655	177,414	299	1,148
	1,804,924	1,800,567	348,335	345,472

At its meeting on March 28, 2011, the Board of Directors approved the technical study prepared by Cemig’s Chief Finance and Investor Relations Officers’ Department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371.

In accordance with the individual estimates of Cemig, its subsidiaries, and its jointly-controlled subsidiaries, future taxable profits enable the deferred tax asset existing on March 31, 2011 to be realized according to the following estimate:

	Consolidated	Holding company
	IFRS	BRGAAP

2011	472,113	60,027
2012	296,239	49,220
2013	276,518	34,079
2014	277,996	35,557
2015 up to 2016	301,045	58,605
2017 up to 2018	85,029	49,946
2019 and 2020	95,984	60,901
	1,804,924	348,335

On March 31, 2011 the Holding Company has tax credits not recognized in its financial statements in the amount of R$100,839 (R$100,839 on December 31, 2010), which relate, basically, to the effective loss, due to the assignment of the credits in Accounts Receivable from the Government of the State to the Credit Rights Fund, in the first quarter of 2006, as per Explanatory Note 10. As a result of this assignment the provision for losses on recovery of the amounts constituted in previous years became deductible for the purposes of income tax and Social Contribution.

Deductible temporary differences and accumulated tax losses do not expire, under the tax legislation currently in force. Deferred tax assets have not been recognized in relation to these items, because it is not probable that future taxable profits will be available for the Company to be able to use the benefits of these.

b) Reconciliation of the expense on income tax and the Social Contribution tax:

This table shows the reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution tax (rate 9%) with the actual expense, shown in the Income statement:

	Consolidated		Holding company
	IFRS		BRGAAP
	3/31/2011	3/31/2010	3/31/2011	3/31/2010

Profit before income tax and Social Contribution tax	776,642	820,872	523,288	526,084
Income tax and Social Contribution – nominal expense	(264,056)	(279,096)	(177,918)	(178,869)
Tax effects applicable to:
Subsidiaries: Equity gain (loss) +Interest on Equity received	—	—	187,189	176,568
Non-deductible contributions and donations	(628)	(758)	(2)	(82)
Tax incentives	1,514	9,564	—	50
Tax credits not recognized	(2,798)	589	(2,996)	30
Amortization of goodwill	(2,988)	(2,787)	(3,267)	(2,787)
Adjustment in income tax and Social Contribution tax – prior year	1,104	—	—	—
Recognition of credits on Tax loss carryforwards / Negative taxable amounts	—	—	—	—
Other	17,360	(28,318)	(143)	(928)
Income tax and Social Contribution – effective gain (expense)	(250,492)	(300,806)	2,863	(6,018)
Effective rate	32.25%	36.64%	-0.55%	1.14%

9.             DEPOSITS LINKED TO LEGAL ACTIONS

Deposits linked to legal actions are mainly related to contingencies for employment-law litigation and tax obligations.

The main payments into court in relation to tax obligations relate to income tax withheld at source on Interest on Equity, and to the ICMS tax — relating to its exclusion from the amount taxable by PIS and Cofins tax.

	Consolidated		Holding company
	IFRS		BRGAAP
	3/31/2011	12/31/2010	3/31/2011	12/31/2010

Employment law cases	213,400	212,142	46,265	46,142

Tax obligations
Income tax on Interest on Equity	13,714	13,714	—	—
Pasep and Cofins tax cases	690,138	550,944	61,686	61,592
Other	11,446	57,289	—	—

Other	208,187	193,117	94,774	87,783
	1,136,885	1,027,206	202,725	195,517

The balances of deposits paid into court in relation to the Pasep and Cofins taxes have a corresponding provision recorded in Taxes, Charges and Contributions. For more details, please see Explanatory Note 16.

10.                               ACCOUNTS RECEIVABLE FROM THE GOVERNMENT OF THE STATE OF MINAS GERAIS AND CREDIT RECEIVABLES INVESTMENT FUND

The outstanding credit balance receivable on the CRC (Results Compensation) Account was transferred to the State of Minas Gerais in 1995, under an Agreement to assign that account (“the CRC Agreement”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus monetary updating by the Ufir index.

a) Fourth Amendment to the CRC Agreement

As a result of default in receipt of the credits specified in the Second and Third Amendments, the Fourth Amendment was signed, with the aim of making possible full receipt of the CRC balance through retention of dividends becoming payable to State Government. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC contract had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments, corresponding to R$5,200,478 on March 31, 2011 (R$5,070,376 on December 31, 2010).

The government of the state will amortize the debit in 61 consecutive half-yearly installments, becoming due by June 30 and December 31 of each year, over the period from June 2005 to June 2035 inclusive. The amounts of the portions for amortization of the principal, updated by the IGP-DI index, increase over the period, from R$28,828 for the 1st, to R$102,733 for the 61st – expressed in currency of March 31, 2011.

The debt is being amortized, as priority, by retention of 65% of the minimum obligatory dividends payable to the State Government. If the amount is not enough to amortize the portion becoming due, the retention may be of up to 65% of all and any amount of extraordinary dividends or extraordinary Interest on Equity. The dividends retained are to be used for amortization of the agreement in the following order: (i) settlement of past due installments; (ii) settlement of an installment for the current half-year; (iii) anticipated settlement of up to 2 installments; and, (iv) amortization of the debtor balance.

On March 31, 2011 the installments of the contract becoming due on June 30 and December 31, 2011 had already been amortized.

The Fourth Amendment to the agreement provides that, so as to ensure complete receipt of the credits, the provisions of the Bylaws must be obeyed — they define certain targets to be met annually in conformity with the Strategic Plan, as follows:

Target	Index required
Debt / Ebitda	Less than 2 (1)
(Debt) / (Debt plus Stockholders’ equity)	40% or less (2)
Capital expenditure and acquisition of assets	40%, or less, of Ebitda

Ebitda = Earnings before interest, taxes on profit, depreciation and amortization.

(1) Less than 2.5 in certain situations specified in the Bylaws.

(2) 50% or less, in certain situations also specified in the Bylaws.

b) Transfer of the CRC credits to a Receivables Investment Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund (“FIDC”). The amount of the FIDC was established by the administrator based on long-term financial projections for Cemig, with estimation of the dividends that will be retained for amortization of the outstanding debtor balance on the CRC Agreement. Based on these projections, the FIDC was valued at a total of R$1,659,125, of which R$900,000 in senior units and R$759,125 in subordinated units.

The senior units were subscribed and acquired by financial institutions and will be amortized in 20 half-yearly installments, from June 2006, updated by the variation of the CDI plus interest of 1.7% of interest per year, guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The updating of the subordinated units corresponds to the difference between the valuation of the FIDC using a rate of 10.00% per year, and the increase in value of the senior units by the variation of the CDI plus interest of 1.70% per year.

The composition of the FIDC is as follows:

	3/31/2011	12/31/2010
- Senior units held by third parties	830,923	890,517

- Subordinated units owned by Cemig	953,452	938,704
Dividends retained by the Fund	7,618	7,867
	961,070	946,571

Total	1,791,993	1,837,088

Movement in the FIDC in 1Q11 was as follows:

Consolidated
and Holding
company

Balance at December 31, 2010	1,837,088
Monetary updating of the senior units	7,804
Monetary updating of the subordinated units	14,500
Amortization of the senior units	(67,399)
Balance at March 31, 2011	1,791,993

Cemig paid dividends on December 21, 2010, R$67,399 being used for amortization of part of the senior units. Additionally, the Company injected R$18,835 into the fund to complete the amount necessary for redemption of the senior units and other operational expenses of the FIDC.

c) Criterion of consolidation for the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units, in the event that the dividends due to the state government are not sufficient for amortization of the installments, the consolidated Quarterly Information presents the balance of the FIDC registered in full in Cemig, and the senior units are presented as a debt under Loans and financings in Current and Non-current liabilities. Similarly, in the consolidation, the monetary updating of the FIDC has been recognized in full as a financial revenue, and in counterpart, the amount of the monetary updating of the senior units is recorded as a cost of debt.

11.          FINANCIAL ASSETS OF THE CONCESSION

The Company’s concession contracts for distribution, transmission, gas and wind power generation are within the criteria for application of Technical Interpretation ICPC 01, which deals with the accounting of concessions.

The balances of the financial assets are as follows:

Consolidated	3/31/2011	12/31/2010
Distribution concessions	2,514,897	2,509,339
Gas concessions	535,743	287,425
New transmission concessions	4,432,636	4,399,627
Old transmission concessions	741,962	744,697
Total	8,225,238	7,941,088
Current assets	786,080	625,332
Non-current assets	7,439,158	7,315,756

For new transmission concessions, the rate used for remuneration of financial assets varies between 7.8% and 14.48%, in accordance with the specified characteristics of each concession and their investment dates.

12.          CAPITAL EXPENDITURE

The table below presents a summary of the financial information in subsidiaries, affiliated companies and jointly-controlled enterprises. The information presented below is adjusted for the percentage of the stake held by the Company.

	Holding company
	BRGAAP
	3/31/2011	12/31/2010

In subsidiaries and jointly controlled companies
Cemig GT	5,297,872	5,050,645
Cemig Distribuição	2,520,498	2,376,898
Light	911,267	867,918
Cemig Telecom	291,637	287,718
Gasmig	464,579	444,043
Rosal Energia	141,492	137,543
Sá Carvalho	127,972	121,843
Horizontes Energia	73,550	70,017
Usina Térmica Ipatinga	39,564	36,865
Cemig PCH	96,656	93,145
Cemig Capim Branco Energia	43,768	34,797
Companhia Transleste de Transmissão	25,235	24,040
UTE Barreiro	15,409	7,695
Companhia Transudeste de Transmissão	13,737	12,937
Usina Hidrelétrica Pai Joaquim	83,129	108,291
Companhia Transirapé de Transmissão	11,036	10,602
Transchile	29,318	28,908
Efficientia	9,910	8,944
Central Termelétrica de Cogeração	6,470	6,281
Companhia de Transmissão Centroeste de Minas	19,086	17,953
Cemig Trading	16,751	7,416
Empresa Paraense de Transmissão de Energia-ETEP	68,731	63,950
Empresa Norte de Transmissão de Energia-ENTE	169,599	168,069
Empresa Regional de Transmissão de Energia-ERTE	33,256	29,914
Empresa Amazonense de Transmissão de Energia-EATE	306,363	303,575
Empresa Catarinense de Transmissão de Energia-ECTE	23,834	24,353
Axxiom Soluções Tecnológicas	3,340	2,970
Cemig Serviços	5,117	45
	10,849,176	10,347,375

Goodwill on acquisition of stake in Rosal Energia	20,721	22,103
Goodwill on acquisition of stake in ETEP	59,552	60,292
Goodwill on acquisition of stake in ENTE	130,345	131,853
Goodwill on acquisition of stake in ERTE	33,625	34,014
Goodwill on acquisition of stake in EATE	348,610	352,942
Goodwill on acquisition of stake in ECTE	22,128	22,412
Goodwill on acquisition of stake in Light	337,387	342,978
	953,368	966,594
	11,801,544	11,313,969

a) The following is the principal information on the subsidiaries and jointly-controlled subsidiaries:

		On March 31, 2011			January to March 2011
	Number of	Cemig stake	Registered	Stockholders’		Profit
Subsidiary	shares	%	capital	equity	Dividends	(Loss)

Cemig Geração e Transmissão	2,896,785,358	100.00	3,296,785	5,297,872	—	246,375
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,520,498	—	143,599
Light	203,934,060	26.06	2,225,822	3,496,469	—	166,525
Cemig Telecom	381,023,385	100.00	225,082	295,659	—	6,881
Rosal Energia	46,944,467	100.00	46,944	141,492	1,787	5,737
Sá Carvalho	361,200,000	100.00	36,833	127,972	—	6,129
GASMIG	409,255,483	55.19	643,780	841,742	—	37,209
Horizontes Energia	64,257,563	100.00	64,258	73,550	—	3,533
Usina Térmica Ipatinga	29,174,281	100.00	29,174	39,564	—	2,699
Cemig PCH	30,952,000	100.00	30,952	96,656	939	4,450
Cemig Capim Branco Energia	5,528,000	100.00	5,528	43,768	—	8,971
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	100,264	1,392	5,494
UTE Barreiro	23,328,000	100.00	30,902	15,409	—	(140)
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	57,236	775	3,250
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	83,129	26,927	1,766
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	45,045	510	2,892
Transchile	47,233,672	49.00	68,902	59,834	—	941
Efficientia	6,051,944	100.00	6,052	9,910	—	966
Central Termelétrica de Cogeração	5,001,000	100.00	5,001	6,470	—	189
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	37,424	—	2,224
Cemig Trading	160,297	100.00	160	16,751	—	9,334
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	41.96	82,544	163,804	—	11,389
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	49.99	145,663	339,272	27,531	27,635
Empresa Regional de Transmissão de Energia — ERTE	23,400,000	49.99	23,400	66,529	—	6,683
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	38.53	323,579	798,477	48,923	60,931
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	19.09	42,095	124,833	—	9,215
Axxiom Soluções Tecnológicas	7,200,000	49.00	9,200	6,815	—	297
Cemig Serviços	100,000	100.00	5,100	5,117	—	72

		On March 31, 2010			January to March 2010
	Number of	Cemig stake	Registered	Stockholders’		Profit
Subsidiary	shares	%	capital	equity	Dividends	(Loss)

Cemig Geração e Transmissão	2,896,785,358	100.00	3,296,785	4,739,257	—	232,512
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,276,940	—	182,335
Light	203,934,060	25.53	2,225,822	3,488,280	—	224,779
Cemig Telecom	381,023,385	100.00	225,081	281,513	—	5,535
Rosal Energia	46,944,467	100.00	46,944	129,565	—	5,234
Sá Carvalho	361,200,000	100.00	36,833	114,192	—	5,627
GASMIG	409,255,483	55.19	643,779	752,134	55,012	24,945
Horizontes Energia	64,258,000	100.00	64,258	69,046	—	1,892
Usina Térmica Ipatinga	29,174,281	100.00	29,174	33,422	160	1,714
Cemig PCH	30,952,000	100.00	30,952	84,794	23	3,630
Cemig Capim Branco Energia	5,528,000	100.00	5,528	19,090	—	5,552
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	94,291	3,063	3,894
UTE Barreiro	11,918,000	100.00	11,918	4,468	—	684
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	53,558	1,852	2,064
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	492	—	6
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	43,961	1,567	2,015
Transchile	33,340,000	49.00	62,852	54,504	—	—
Efficientia	6,051,994	100.00	6,052	6,901	—	324
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	5,848	—	255
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	34,794	—	(1,024)
Cemig Trading	160,297	100.00	160	30,700	—	(4,353)
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	40.19	82,039	143,748	13,142	8,187
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	36.69	144,863	223,811	39,670	14,921
Empresa Regional de Transmissão de Energia — ERTE	23,400,000	36.69	23,400	43,451	15,729	2,969
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	36.35	323,579	535,991	103,939	31,143
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	13.37	42,095	116,997	22,999	5,059
Axxiom Soluções Tecnológicas	7,200,000	49.00	7,200	5,009	—	(244)
Cemig Serviços	100,000	100.00	100	98	—	(1)

The movement of investments in subsidiaries and jointly-controlled subsidiaries is as follows:

			Injection
		Equity gain	(reduction) of	Dividends
Subsidiary	12/31/2010	(loss)	capital	proposed	Other	3/31/2011
Cemig Geração e Transmissão	5,050,645	246,375	—	—	852	5,297,872
Cemig Distribuição	2,376,898	143,599	—	—	1	2,520,498
Cemig Telecom	287,718	6,881	—	—	(2,962)	291,637
Rosal Energia	137,543	5,737	—	(1,788)	—	141,492
Sá Carvalho	121,843	6,129	—	—	—	127,972
Gasmig	444,043	20,536	—	—	—	464,579
Horizontes Energia	70,017	3,533	—	—	—	73,550
Usina Térmica Ipatinga	36,865	2,699	—	—	—	39,564
Cemig PCH	93,145	4,450	—	(939)	—	96,656
Cemig Capim Branco Energia	34,797	8,971	—	—	—	43,768
Companhia Transleste de Transmissão	24,040	1,374	—	(348)	169	25,235
UTE Barreiro	7,695	140	7,574	—	—	15,409
Companhia Transudeste de Transmissão	12,937	780	—	(186)	206	13,737
Central Hidrelétrica Pai Joaquim	108,291	1,766	—	(26,927)	(1)	83,129
Companhia Transirapé de Transmissão	10,602	709	—	(125)	(150)	11,036
Transchile	28,908	461	—	—	(51)	29,318
Efficientia	8,944	966	—	—	—	9,910
Central Termelétrica de Cogeração	6,281	189	—	—	—	6,470
Companhia de Transmissão Centroeste de Minas	17,953	1,134	—	—	(1)	19,086
Light	867,918	43,402	—	—	(53)	911,267
Cemig Trading	7,416	9,334	—	—	1	16,751
Empresa Paraense de Transmissão de Energia - ETEP	63,950	4,779	—	—	2	68,731
Empresa Norte de Transmissão de Energia — ENTE	168,069	13,814	—	(13,763)	1,479	169,599
Empresa Regional de Transmissão de Energia - ERTE	29,914	3,340	—	—	2	33,256
Empresa Amazonense de Transmissão de Energia — EATE	303,575	23,477	772	(18,850)	(2,611)	306,363
Empresa Catarinense de Transmissão de Energia - ECTE	24,353	1,759	—	—	(2,278)	23,834
Axxiom Soluções Tecnológicas	2,970	146	—	—	224	3,340
Cemig Serviços	45	72	5,000	—	—	5,117
	10,347,375	556,552	13,346	(62,926)	(5,171)	10,849,176

b) Stockholding in Light

On the acquisition of Light, an amount of diminished value of the concession was recorded, corresponding to the difference between the amount paid by Rio Minas Energia S.A. (“RME”) and the book value of the interest in the Stockholders’ equity of Light in the amount of R$364,961, of which Cemig’s portion corresponds to 25.00%. This discount arises from the estimate of the results of future years as a function of the commercial operation of the electricity distribution and generation concessions, and is being amortized from October 2006 to May 2026, the date of the termination of the distribution concession, on a straight-line basis. The remaining amount of the diminished value of the concession is R$70,363 at March 31, 2011 (R$71,523 on December 31, 2010).

c) Added value on the acquisitions of equity interests

The goodwill on acquisition of the companies by the Company is the difference between the amount paid for the subsidiary or jointly-controlled subsidiary and the book value of the stake in their stockholders’ equity, arising from the added value of the concessions (Intangible asset) and of the Financial Assets of the Concession. The amortization of the added value of those assets that have defined useful life will take place during the remaining period of validity of the concessions.

d) Completion of the transaction to purchase shares in LIGHT

The payment for the acquisition by Cemig of the 25,494,500 common shares in Light S.A. (Light) owned by Andrade Gutierrez Concessões (“AGC”), representing 12.50% of the registered capital and voting stock of Light, was made on March 25, 2010. Cemig paid R$718.518 for the purchase, corresponding to R$29.54 per share. This amount results from the adjustment of the price stipulated in the Contract by the index published by Cetip (Securities Settlement and Custody Center) from December 1, 2009 to the present date, and from the deduction of the dividends of R$2.12 per share declared by Light at the Ordinary General Meeting of Stockholders completed on March 24, 2010.

On November 17, 2010, the payment for, and the transfer of, 1,081,649 common shares issued by Light S.A., owned by Andrade Gutierrez Concessões S.A., representing 0.53% do capital total and voting capital of Light S.A., to Cemig, was realized. The amount relating to the sale of the shares was R$ 30,471.

An Offsetting and Settlement Undertaking was signed between Cemig and AGC, stating that the debtor balance of the Generation Option premium payable by AGC should be paid in full to Cemig, against offsetting by the amounts owed by Cemig to AGC. For payment at sight, through the said compensation, Cemig granted AGC a discount in the amount of R$1,558. The net amount received by AGC was R$15,783.

The Company recognized a premium, in this transaction, in the amount of R$359,184, arising from the added value of the concession.

Additional option to buy shares in Light

On March 24, 2010, Enlighted Partners Venture Capital LLC (“Enlighted”) signed an option sale contract with Cemig under which Cemig granted to Enlighted the option to sell to Cemig the holding of Luce Investment Fund, owner of 75% of the unit shares in Luce Brasil Fundo de Investimentos em Participações (this fund owns 13.03% of the total capital of Light S.A.) — while Cemig had the option to indicate third parties to acquire the interest in Luce Investment Fund. As a result Cemig will be able to acquire 19,932,112 common shares issued by Light, representing 9.75% of its total and voting investment capital, for US$340,455,000, from which will be deducted any dividends and Interest on Equity paid or declared by Light from December 1, 2009 up to the date of the exercise of the option.

The option was exercised on October 6, 2010 by Enlighted, which gave notice of its decision to exercise its option to sell units of Luce Brasil Fundo de Investimento em Participações, as mentioned in the Material Announcement published on October 7, 2010.

The completion of this transaction, however, is conditional upon certain contractually established requirements being complied with, and also approval by the competent bodies, including ANEEL, the Brazilian electricity Regulator, and CADE, the Brazilian Monopolies authority, and also, where necessary, the financing agents and debenture holders of Light and of its subsidiaries.

e) Acquisition of a complementary stake in Transmissora Aliança de Energia Elétrica — Taesa

On May 6, 2010 Cemig GT made a Public Offer to Acquire shares and units from minority stockholders, through Transmissora Alterosa de Energia Elétrica. The transaction resulted in the acquisition of 24.42% of the shares until then held by the non-controlling stockholders, equivalent to 56.69% of the total capital of Taesa, for R$1,001,851, or R$15.57 per share.

The transaction was found to create a goodwill premium of R$523,367, corresponding to the added value of the financial asset to be received in the period of the concession specified by the regulator. The recovery of the goodwill will be amortized over the remaining period of validity of the concessions.

With this transaction Cemig GT, jointly with Fundo de Investimentos em Participação Coliseu, concluded the process of acquisition of Taesa. Some of the minority stockholders did not accept the public offer to acquire shares, and 4.72% of the shares of Taesa remained in circulation in the market.

On December 31, 2010 the companies Transmissora Alterosa de Energia Elétrica and Transmissora Alvorada Energia Elétrica were absorbed by Transmissora Aliança de Energia Elétrica — Taesa, with consequent extinction of the companies absorbed, which were succeeded in all their rights and obligations. The percentage holding of Cemig GT in Taesa was not changed due to the holding in Transmissora Alterosa de Energia Elétrica.

13.          FIXED ASSETS

	3/31/2011			12/31/2010
		Accumulated
Consolidated	Historic cost	depreciation	Net value	Net value
In service	18,584,268	(11,622,820)	6,961,448	6,997,380
- Generation	17,990,184	(11,359,544)	6,630,640	6,671,591
Land	434,438	—	434,438	410,855
Reservoirs, dams and water courses	7,896,613	(4,879,438)	3,017,175	2,999,805
Buildings, works and improvements	2,116,930	(1,441,231)	675,699	724,933
Machinery and equipment	7,490,572	(4,995,732)	2,494,840	2,527,378
Vehicles	11,837	(10,314)	1,523	1,604
Furniture and utensils	39,794	(-32,829)	6,965	7,016

- Transmission	50,326	(1,615)	48,711	42,337
Land	61	—	61	61
Machinery and equipment	50,247	(1,605)	48,642	42,266
Furniture and utensils	18	(10)	8	10

- Directors	82,331	(52,828)	29,503	31,485
Land	63	—	63	63
Buildings, works and improvements	27,130	(14,922)	12,208	8,451
Machinery and equipment	35,667	(27,991)	7,676	13,528
Vehicles	13,331	(4,632)	8,699	9,233
Furniture and utensils	6,140	(5,283)	857	210

- Telecoms	461,427	(208,833)	252,594	251,967
Land	31,227	—	31,227	82
Buildings, works and improvements	108,871	(39,791)	69,080	69,435
Machinery and equipment	320,351	(168,333)	152,018	182,190
Furniture and utensils	978	(709)	269	260

In progress	1,335,461	—	1,335,461	1,231,133
- Generation	1,267,456	—	1,267,456	1,016,972
- Transmission	161	—	161	122
- Directors	49,355	—	49,355	14,555
- Telecoms	18,489	—	18,489	12,426

Net fixed assets — Consolidated	19,919,729	(11,622,820)	8,296,909	8,228,513

Changes in fixed assets

	Balance on	Additions /			Balance on
Consolidated	12/31/2010	transfers	Written off	Depreciation	3/31/2011
In service	6,997,380	103,082	(84)	(138,930)	6,961,448
Land	411,061	54,872	(84)	—	465,849
Reservoirs, dams and water courses	2,999,805	55,666	—	(38,295)	3,017,176
Buildings, works and improvements	802,819	(73,438)	—	(14,668)	714,713
Machinery and equipment	2,765,362	64,029	—	(83,949)	2,745,442
Vehicles	10,837	767	—	(1,382)	10,222
Furniture and utensils	7,496	1,186	—	(636)	8,046
In progress	1,231,133	104,328	—	—	1,335,461
Net fixed assets — Consolidated	8,228,513	207,410	(84)	(138,930)	8,296,909

The company has not identified any indications of loss of the recoverable value of its fixed assets. The concession contracts specify that at the end of the period of each concession the Concession-granting Power shall decide the amount to be indemnified to the Company. As a result Management believes that the accounting value of fixed assets that are not depreciated at the end of the concession period will be reimbursed by the Concession-granting Power.

ANEEL, under the Brazilian regulatory framework, is responsible for establishing the useful economic life of the generation and transmission assets of the electricity sector, with periodic reviews of the estimates. The rates established by the Agency are used in the processes of (i) tariff Review, and (ii) calculation of the indemnity at the end of the concession, and are recognized as a reasonable estimate of useful life of the assets of the concession. Hence, these rates were used as the basis for amortization of the Fixed Assets.

The average annual depreciation rates applied in the subsidiaries on March 31, 2011 are as follows:

Generation
Hydroelectric plants	2.49%
Thermal plants	3.98%
Administration and other	12.69%
Telecoms	6.72%

Consortia

The Company participates in consortia to operate electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession; and the controls of the specific portion equivalent to the investments made were/are maintained in the accounting of Cemig GT under Fixed Assets and Intangible Assets, , as follows:

	Stake in the	Average annual
	electricity	depreciation rate
	generated	%	3/31/2011	12/31/2010
In service
Porto Estrela Plant	33.33%	2.48	38,627	38,627
Igarapava Plant	14.50%	2.58	55,554	55,554
Funil Plant	49.00%	2.64	182,360	182,360
Queimado Plant	82.50%	2.45	206,729	206,729
Aimorés Plant	49.00%	2.62	549,537	549,537
Consórcio Capim Branco Energia S.A.	21.05%	2.52	56,240	56,240
Accumulated depreciation			(178,242)	(171,321)
Total, in operation			910,805	917,726

In progress
Queimado Plant	82.50%		1,751	1,579
Funil Plant	49.00%		642	648
Aimorés Plant	49.00%		1,483	1,187
Igarapava Plant	14.50%		1,171	1,171
Porto Estrela Plant	33.33%		157	156
Consórcio Capim Branco Energia S.A.	21.05%		998	1,264
Total, under construction			6,202	6,005

Total, consortia — Holding company			917,007	923,731

Baguari Plant — under construction	34.00%		181,491	181,416

Total, consortia — Consolidated			1,098,498	1,105,147

The depreciation of the assets in the property, plant and equipment of the consortia is calculated by the straight-line method, based on rates established by ANEEL.

This table shows the interests of the other members of the consortia in the energy generated by the projects:

Consortia	Other shareholders	Stake, %
Porto Estrela Plant	Companhia de Tecidos Nortes de Minas Gerais — Coteminas	33.34
	Vale S.A.	33.33

Igarapava Plant	Vale S.A.	38.15
	Companhia Mineira de Metais — CMN	23.93
	Companhia Siderúrgica Nacional — CSN	17.92
	Mineração Morro Velho — MMV	5.50

Funil Plant	Vale S.A.	51.00

Queimado Plant	Companhia Energética de Brasília	17.50

Aimorés Plant	Vale S.A.	51.00

Baguari Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00

Amador Aguiar Plants I and II .	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda.	17.89
	Votorantim Metais e Zinco S.A.	12.63

14.          INTANGIBLE ASSETS

	3/31/2011			12/31/2010
		Accumulated	Residual
Holding company	Historic cost	amortization	value	Residual value
In service	13,323	(12,533)	790	833
Useful life defined	13,323	(12,533)	790	833
- Software use rights	3,808	(3,021)	787	830
- Brands and patents	5	(2)	3	3
- Assets of the concession
-Cemig Telecom S.A.	9,510	(9,510)	—	—
In progress	5	—	5	5
- Assets in formation	5	—	5	5
Intangible, net — Holding company	13,328	(12,533)	795	838

	3/31/2011			12/31/2010
		Accumulated	Residual
Consolidated	Historic cost	amortization	value	Residual value
In service	9,266,181	(6,662,114)	2,604,067	3,080,733
Useful life defined
- Temporary easements	31,387	(1,478)	29,909	61,459
- Concessions for consideration	32,034	(7,961)	24,073	24,336
- Assets of the concession	9,163,417	(6,618,922)	2,544,495	2,965,606
- Other	39,343	(33,753)	5,590	29,332
In progress	2,003,922	—	2,003,922	1,722,954
- Assets in formation	2,003,922	—	2,003,922	1,722,954
Net intangible assets – Consolidated	11,270,103	(6,662,114)	4,607,989	4,803,687

The movement in Intangible assets is as follows:

	Balance on				Special	Balance on
Consolidated	12/31/2010	Additions	Written off	Amortization	Obligations	3/31/2011
- Temporary easements	61,459	—	(31,503)	(47)	—	29,909
- Concessions for consideration	24,336	—	—	(263)	—	24,073
- Assets of the concession	2,965,606	—	(2,649)	(135,249)	(283,213)	2,544,495
- Other	29,332	—	(23,339)	(403)	—	5,590
- Assets in formation	1,722,954	280,968	—	—	—	2,003,922
Net intangible assets – Consolidated	4,803,687	280,968	(57,491)	(135,962)	(283,213)	4,607,989

The intangible assets Software use rights, Brands and patents, and Temporary easements, and others, are amortizable by the linear method, and the rates used are those set by ANEEL, which are based on the useful life of the assets.

The Company has not identified indications of loss of recoverable value of its intangible assets, which have defined useful life, amortizable by the linear method and the rates used are those set by ANEEL Normative Resolution 367/09 or by the period of the concessions.

15.                               SUPPLIERS

	Consolidated
	IFRS
	3/31/2011	12/31/2010
Wholesale supply and transport of electricity
Eletrobrás — energy from Itaipu	146,173	150,953
Furnas	22,685	30,555
CCEE	112,513	127,089
Electricity auctions	51,532	39,155
Other	520,124	364,561
	853,027	712,313
Materials and services	251,883	408,696
	1,104,910	1,121,009

16.                               TAXES, CHARGES AND CONTRIBUTIONS AND INCOME TAX AND SOCIAL CONTRIBUTION TAX

a)                                      Taxes, charges and contributions

	Consolidated		Holding company
	IFRS		BRGAAP
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Current
ICMS tax	307,120	277,202	18,091	18,095
Cofins tax	56,822	65,803	—	9,947
Pasep tax	12,345	10,738	—	2,159
Social security system	17,771	23,267	1,612	1,887
Other	27,119	26,523	957	748
	421,177	403,533	20,660	32,836
Non-current
Cofins tax	586,382	530,638	—	—
Pasep tax	127,306	115,189	—	—
Other	47,403	46,976	—	—
	761,091	692,803	—	—

The non-current Obligations for Pasep and Cofins taxes refer to the legal action challenging the constitutionality of the inclusion of the ICMS tax amount, already charged, inside the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company and its subsidiaries Cemig D and Cemig GT obtained a Court injunction enabling it not to make the payment and authorizing payment into Court starting from 2008.

a)                                      Income tax and Social Contribution tax

	Consolidated
	IFRS
	3/31/2011	12/31/2010
Current
Income tax	218,517	111,713
Social Contribution tax	61,575	25,322
	280,092	137,035
Non-current
Deferred obligations
Income tax	709,826	712,254
Social Contribution tax	352,945	353,145
	1,062,771	1,065,399

The Deferred obligations in Non-current, for income tax and the Social Contribution tax refer, mostly, to the tax effect arising from the cost attributed to the generation assets in the initial adoption of ICPC 10 on December 31, 2010.

17.                               LOANS, FINANCINGS AND DEBENTURES

				Consolidated
	Principal			3/31/2011			12/31/2010
Financing sources	maturity	Current financing cost	Currenc	Current	Non-current	Total	Total
FOREIGN CURRENCY
ABN AMRO Real S.A. (3)	2013	6	US$	21,387	40,718	62,105	62,597
Banco do Brasil — A. — Various bonds (1)	2024	Various	US$	9,656	40,961	50,617	51,035
BNP Paribas	2012	5.89	EURO	2,591	—	2,591	3,809
KFW	2016	4.5	EURO	1,628	7,628	9,256	8,817
Brazilian national Treasury (10)	2024	Libor + Spread	US$	3,781	15,884	19,665	19,414
Inter-American Development Bank (13)	2026	4.2	US$	1,526	29,826	31,352	33,873
Others	2025	Various	Various	9,457	3,685	13,142	11,722
Debt in foreign currency				50,026	138,702	188,728	191,267
BRAZILIAN CURRENCY
Banco do Brasil S.A.	2012	109.8 of CDI	R$	331,293	582,000	913,293	887,523
Banco do Brasil	2013	CDI + 1.70	R$	33,033	54,639	87,672	85,063
Banco do Brasil	2013	107.60 of CDI	R$	13,124	126,000	139,124	135,276
Banco do Brasil	2014	104.10 of CDI	R$	57,454	1,200,000	1,257,454	1,223,789
Banco do Brasil	2013	10.83	R$	54,039	594,585	648,624	630,494
Banco Itaú BBA	2013	CDI + 1.70	R$	91,847	150,432	242,279	235,052
Banco Itaú BBA	2014	CDI + 1.70	R$	947	1,736	2,683	3,875
Banco Votorantim	2013	CDI + 1.70	R$	26,952	50,658	77,610	77,020
BNDES	2026	TJLP+ 2.34	R$	8,048	109,374	117,422	119,336
Banco Bradesco	2014	CDI + 1.70	R$	498	910	1,408	1,366
Bradesco	2013	CDI + 1.70	R$	116,750	188,626	305,376	296,286
Bradesco	2011	105.50 of CDI	R$	360,674	—	360,674	350,890
Debentures (12)	2011	104.00 of CDI	R$	249,717	—	249,717	243,038
Debentures — Minas Gerais State Government (12)	2031	IGP-M	R$	—	42,931	42,931	37,083
Debentures (12)	2014	IGP -M + 10.50	R$	29,723	342,573	372,296	354,638
Debentures (12)	2017	IPCA + 7.96	R$	10,945	481,161	492,106	472,333
Debentures	2012	CDI + 0.90	R$	1,601,879	—	1,601,879	1,725,974
Debentures	2015	IPCA + 7.68	R$	18,016	1,224,418	1,242,434	1,284,860
Eletrobrás	2013	FINEL + 7.50 to 8.50	R$	12,652	21,087	33,739	36,724
Eletrobrás	2023	UFIR. RGR + 6.00—8.00	R$	61,794	295,600	357,394	373,365
Santander do Brasil S.A.	2013	CDI + 1.70	R$	21,223	39,837	61,060	60,641
Unibanco S.A	2013	CDI + 1.70	R$	93,642	154,642	248,284	240,879
Unibanco (2)	2013	CDI + 1.70	R$	24,538	36,794	61,332	59,503
Itaú and Bradesco (9)	2015	CDI + 1.70	R$	160,618	670,305	830,923	890,517
Minas Gerais Development Bank	2025	10	R$	687	8,241	8,928	9,090
Banco do Brasil (14)	2020	TJLP + 2.55	R$	2,049	22,768	24,817	25,500
Unibanco(14)	2020	TJLP + 2.55	R$	539	5,748	6,287	6,460
Debentures I and IV (10)	2010/2015	TJLP + 4.00	R$	5	16	21	22
Debentures V (10)	2014	CDI + 1.50	R$	28,387	177,980	206,367	210,287
Debentures VI (10)	2011	115% of CDI	R$	81,218	—	81,218	78,642
CCB Bradesco S.A (10)	2017	CDI + 0.85	R$	6,736	117,286	124,022	120,242
ABN Amro Real (10)	2010	CDI + 0.95	R$	1,268	20,851	22,119	21,541
Banco Itaú BBA (16)	2022	TJLP + 4.55	R$	485	4,673	5,158	5,274
BNDES — Finem (10)	2019	TJLP	R$	41,214	158,928	200,142	189,686
Regional Development Bank of the Extreme South (16)	2022	TJLP + 4.55	R$	579	4,584	5,163	5,274
Unibanco (16)	2022	TJLP + 4.55	R$	163	1,560	1,723	1,762
Unibanco (16)	2022	IGPM + 9.85	R$	557	3,049	3,606	3437
Debentures (16)	2016	CDI+ 1.30%	R$	1,900	12,497	14,397	—
Debentures (16)	2016	CDI+ 1.30%	R$	12,600	82,891	95,491	—
Debentures (16)	2016	CDI+ 1.30%	R$	18,399	121,053	139,452	—
BNDES (17)	2033	TJLP + 2.40	R$	—	297,400	297,400	262,420
Debentures (17)	2013	IPCA	R$	—	189,296	189,296	182,188
BNDES — Onlending (17)	2033	TJLP	R$	—	352,744	352,744	316,159
BNDES — A/B/C/D Principal Subcredit (16)	2022	Various	R$	19,301	146,015	165,316	365,577
BNDES (18)	2024	TJLP + 2.50	R$	3,023	38,798	41,821	42,119
Federal Savings Bank (CEF) (19)	2022	TJLP + 3.50	R$	6,602	59,973	66,575	67,128
CEF (20)	2021	TJLP + 3.50	R$	5,413	48,262	53,675	54,157
CEF (21)	2022	TJLP + 3.50	R$	8,901	89,001	97,902	96,601
BNDES (22)	2018	Various	R$	2,039	11,566	13,605	14,147
Bank Syndicate (22)	2010	CDI + 1.50	R$	6,952	18,447	25,399	27,696
CEF (22)	2016	117.5 of CDI	R$	2,392	9,944	12,336	12,904
Debentures (22)	2017	CDI+ 1.6	R$	39,966	805,754	845,720	819,065
BNDES (24)	2016	TJLP + 3.12	R$	20,282	130,716	150,998	158,373
BNDES (25) Cemig Telecom	2017	Various	R$	2,042	46,211	48,253	48,539
Others	2025	Various	R$	16,158	64,863	81,021	65,408
Debt in Brazilian Currency				3,709,263	9,419,423	13,128,686	13,035,223
Total, Consolidated				3,759,289	9,558,125	13,317,414	13,226,490

(1)                                      Interest rates vary:   2.00 to 8.00 % p.a.; Six-month Libor plus spread of 0.81 to 0.88% per year.

(2)                                      Loan of the holding company.

(3) to (8) Swaps for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account:

(3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of the CDI rate; (6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a..

(9)                                      Refers to the senior units of the credit rights funds. See Explanatory Note 12.

(10)                   Loans, financings and debentures of RME (Light).

(11)                   Consolidated loans and financings of the transmission companies acquired in August 2006.

(12)                   Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(13)                   Financing of Transchile.

(14)                   Financing of Cachoeirão.

(15)                   Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.

(16)                   Consolidated loans and financings of the TBE group;

(17)                   Loan contracted for the jointly-controlled subsidiary Madeira Energia.

(18)                   Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(19)                   Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A.

(20)                   Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.

(21)                   Loan contracted for the jointly-controlled subsidiary VDR S.A.

(22)                   Loan contracted for the jointly-controlled subsidiary Taesa.

(23)                   3rd issue of Promissory Notes by Cemig GT.

(24)                   Loan and financing of Gasmig.

(25)                   Loan arranged by Cemig Telecom — Ativas.

The consolidated composition of loans, by currency and indexor, with the respective amortization, is as follows:

								2018 and
	2011	2012	2013	2014	2015	2016	2017	later	Total
Currency
US dollar	45,768	30,033	27,022	4,296	1,997	2,238	2,401	60,587	174,342
Euro	2,932	2,814	1,526	1,525	1,525	1,525	—	—	11,847
UMBndes (**)	238	303	304	304	304	304	304	478	2,539
	48,938	33,150	28,852	6,125	3,826	4,067	2,705	61,065	188,728
Indexors
IPCA (Expanded CPI)	37,563	124,940	521,669	456,259	629,427	161,209	160,387	—	2,091,454
Ufir (Fiscal Reference Unit) / RGR	46,508	58,464	52,815	51,435	45,132	36,358	28,127	39,195	358,034
Interbank CD (CDI)	1,787,194	3,184,725	1,245,560	931,576	433,288	144,753	130,063	—	7,857,159
Eletrobrás Finel internal index	9,489	12,652	11,598	—	—	—	—	—	33,739
URTJ (*)	82,093	107,112	112,049	130,361	120,279	115,937	93,041	793,374	1,554,246
IGP-M inflation index	30,710	3,066	2,774	345,385	2,066	1,862	1,790	52,853	440,506
UMBndes (**)	15,312	20,571	20,395	20,394	20,164	19,025	8,677	5,784	130,322
Others (IGP-DI, INPC, TR, Selic) (***)	4,255	2,298	2,042	1,990	611	208	206	208	11,818
No indexor	54,332	(3,213)	599,010	538	594	85	17	45	651,408
	2,067,456	3,510,615	2,567,912	1,937,938	1,251,561	479,437	422,308	891,459	13,128,686
	2,116,394	3,543,765	2,596,764	1,944,063	1,255,387	483,504	425,013	952,524	13,317,414

(*)                                 URTJ = Interest Rate Reference Unit.

(**)                          UMBNDES = BNDES Monetary Unit.

(***)                   IGP-DI inflation index = General Price Index — Domestic Availability.  INPC = National Consumer Price Index.

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

	Change in			Change in
	quarter ended	Change to date in		quarter ended	Change to date in
	3/31/2011	2011		3/31/2011	2011
Currencies	%	%	Indexors	%	%
US dollar	(2.25)	(2.25)	IGP—M	2.43	2.43
Euro	3.81	3.81	IPCA	2.28	2.28
			Finel	0.48	0.48
			CDI	2.60	2.60
			Selic	2.65	2.65

The movement on loans, financings and debentures is as follows:

	Consolidated	Holding company
Balance at December 31, 2010	13,226,490	410,393
Loans and financings obtained	325,061	—
Monetary and FX variation	59,760	—
Amortization of costs of obtaining funding	1,853	—
Financial charges provisioned	315,956	11,614
Financial charges paid	(267,794)	—
Capitalization	3	—
Adjustment to present value	5,395	—
Amortization of financings	(349,310)	—
Balance at March 31, 2011	13,317,414	422,007

Debentures

The Debentures issued by the subsidiaries and jointly-controlled subsidiaries are of the type: non-convertible into shares.

Restrictive covenant clauses

Cemig has contracts for loans and financings with restrictive covenant clauses requiring compliance at the end of each calendar half-year (June 30 and December 31).

18.                               REGULATORY CHARGES

	Consolidated
	3/31/2011	12/31/2010
Global Reversion Reserve — RGR	46,772	46,086
Fuel Consumption Account — CCC	57,059	51,438
Energy Development Account — CDE	44,165	35,264
Eletrobrás — Compulsory loan	1,207	1,210
ANEEL inspection charge	3,345	3,764
Energy Efficiency	143,765	157,488
Research and Development	195,140	196,191
Energy System Expansion Research	4,023	3,847
National Scientific and Technological Development Fund	14,171	7,704
Proinfa — Alternative electricity sources incentive program	2,935	17,755
Emergency capacity charge	19,071	3,022
0.30% additional payment — Law 12111/09	33,962	3,127
	565,615	526,896

Current liabilities	392,717	384,415
Non-current liabilities	172,898	142,481

19.                               POST-EMPLOYMENT OBLIGATIONS

The Forluz Pension Fund

Cemig is a sponsor of Forluz — Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income to complement retirement and pension, in accordance with the Forluz pension plan they are subscribed to.

The actuarial obligations and assets of the plan on December 31, 2004 were segregated between Cemig, Cemig GT and Cemig D on the basis of the allocation of the employees to each of these companies.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): This is a defined-contribution plan at the phase of accumulation of funds, for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution. The Sponsors match the basic monthly contributions of the participants. This is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for disability or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the current income statement as and when the Company makes payments, under Personnel expenses.

Pension Benefits Balances Plan (“Plan A”): This includes all the currently employed and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Amortization of the actuarial obligations and recognition in the accounting statements

In this Explanatory Note the Company demonstrates the liabilities and the expenses in connection with the Retirement Supplement Plan, the Health Plan, the Dental Plan and Life Insurance in accordance with the terms of Technical Pronouncement CPC 33 (Benefits to employees) and an opinion prepared by independent actuaries based on December 31, 2010.

The Company recognized an obligation payable for past actuarial deficits in the amount of R$866,850 on March 31, 2011 (R$868,178 on December 31, 2010). This amount was recognized as an obligation payable by Cemig and its subsidiaries Cemig GT and Cemig D, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (known as the “Price” Table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% per year.

Thus, in cases of retirement obligations, the liability recognized in the balance sheet is the debt agreed with the foundation for amortization of the actuarial obligations, mentioned above, in view of the fact that it is greater than the liability to the pension fund contained in the actuary’s opinion. Since this debt must be paid even in the event of the Foundation having a surplus, the Company decided to record the debt in full against Stockholders’ equity on the transition date, and record the impacts relating to monetary updating and interest in Financial revenue (expenses).

The Braslight Pension Fund

Light is sponsor of Fundação de Seguridade Social Braslight, a non-profit private pension plan entity whose purpose is to guarantee retirement revenue to Company employees subscribed with the Foundation, and pension revenue to their dependents.

Braslight was instituted in April 1974, and has three plans — A, B and C — put in place in 1975, 1984 and 1998 respectively. About 96% of the active participants of the other plans have migrated to plan C.

In plans A and B the benefits are of the defined benefit type. In Plan C, which is of the mixed type, the programmable benefits (retirement not arising from invalidity, and the respective conversion into pension), during the capitalization phase are of the defined contribution type, without any link to the INSS, and the risk benefits (illness assistance, retirement for invalidity and pension for death of a participant who is still working, becomes invalid or receives illness assistance), as well as those of continued income, once granted, are of the defined benefit type.

On October 2, 2001, the Private Pension Plans Secretariat approved a contract for a solution to the technical deficit and the refinancing of the reserve to be amortized relating to the pension plans of Braslight, which were recorded in full. This is being paid in 300 monthly installments, starting from July 2001, updated by the variation of the IGP-DI inflation index and interest of 6,00% per year, totaling R$1,028,958 at 31 March, 2011 (R$1,016,185 on December 31, 2010). The effect in the consolidated results of the jointly-controlled subsidiary on March 31, 2011 is of the portion corresponding to 26.06% of this amount, as per proportional consolidation.

The movement in Net liabilities has been as follows:

	Pension and retirement
	supplement plans
Holding company	Forluz	Health Plan	Dental Plan	Life Insurance
Net liabilities on December 31, 2010	42,805	28,029	1,555	23,663
Expense recognized in the Income statement	1,591	1,108	28	973
Contributions paid	(1,669)	(637)	(10)	(220)
Net liabilities on March 31, 2011	42,727	28,500	1,573	24,416
Current liabilities	3,677	—	—	—
Non-current liabilities	39,050	28,500	1,573	24,416

	Pension and retirement supplement
	plans				Life
Consolidated	Forluz	Braslight	Health Plan	Dental Plan	Insurance
Net liabilities on December 31, 2010	868,178	264,850	553,669	30,132	443,999
Expense recognized in the Income statement	32,337	9,915	17,229	347	13,312
Contributions paid	(33,665)	(6,583)	(12,688)	(202)	(2,747)
Net liabilities on March 31, 2011	866,850	268,182	558,210	30,277	454,564
Current Liabilities	73,757	26,597	—	—	—
Non-current liabilities	793,092	241,585	558,210	30,277	454,564

The amounts recorded as Current refer to the contributions to be made by Cemig in the next 12 months for amortization of the actuarial liabilities.

20.          PROVISIONS

Cemig and its subsidiaries and jointly-controlled subsidiaries are parties in court and administrative proceedings before various courts and government bodies, arising from the normal course of business, involving tax, labor-law, civil and other issues.

Actions in which the company would be debtor

The Company, its subsidiaries and jointly-controlled subsidiaries have made provisions for contingencies for legal actions in which it is considered, on the date of the financial statements,  that the existence of an obligation is more likely than not.

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not materially affect the result of operations or the individual and consolidated financial position of the Company.

	Consolidated
	Balance on	Additions / updating
	12/31/2010	(–) Reversals	Balance on 3/31/2011
Employment-law matters
Various	114,145	2,046	116,191

Civil cases
Personal damages	42,970	3,270	46,240
Tariff increases	25,715	2,281	27,996
Environmental	3,185	67	3,252
Other	70,364	17,960	88,324

Tax matters
Finsocial tax	21,807	78	21,885
PIS and Cofins taxes	1,702	267	1,969
ICMS tax	24,604	2,747	27,351
Taxes and contributions — demandabilities suspended	—	—	—
Social Contribution tax	—	—	—
Social security system	17,788	225	18,013
Other	21,347	4,929	26,276

Regulatory
ANEEL administrative proceedings	27,280	528	27,808
Total	370,907	34,398	405,305

	Holding company
	Balance on	Additions / updating
	12/31/2010	(–) Reversals	Balance on 3/31/2011
Employment-law matters
Various	57,896	(1,265)	56,631

Civil cases
Personal damages	15,761	635	16,396
Tariff increases	13,444	1,866	15,310
Other	45,488	(1,055)	44,433

Tax matters
Finsocial tax	21,807	78	21,885

Taxes and contributions — demandabilities suspended	—
Social security system	1,226	22	1,248
Other	4,813	4,717	9,530

Regulatory
ANEEL administrative proceedings	27,118	524	27,642
Total	187,553	5,522	193,075

The details on the provisions constituted are as follows:

(a)          Employment-law matters

The complaints under the labor laws are basically disputes on overtime, additional amounts for dangerous work, property damages and pain and suffering.

(b)         ICMS tax

Since 1999, Light has been inspected on various occasions by the tax authority of Rio de Janeiro State in relation to the ICMS value added tax, charged by states. The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. The management, based on the opinion of its counsel and on assessing the amounts involved in the infringement notices, believes that only part of these amounts represent a risk of loss in which, on the date of the financial statements, the existence of an obligation is more likely than not, and this part is provisioned in the amount of R$104,938 (R$94,400 on December 31, 2010). The proportional part of this obligation attributable to Cemig, in proportion to its ownership in Light, is R$27,351 (R$24,604 on December 31, 2010).

(c)          Social security system

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for alleged joint liability to withhold payments at source on amounts paid for services of contractors, and the applicability of the Social Security Contribution to employees’ profit shares.

Light challenges the legality of Law 7787/89, which increased the Social Security contribution percentage applying to payrolls, believing that it also changed the basis of calculations of Social Security contributions during the period July to September 1989. As a result of the Provisional Remedy given by the Court, the Company has offset the amounts payable for Social Security contribution.

The company assesses the chance of loss, in the actions referred to, as “probable”, and the amounts provisioned for the actions brought by the INSS were a total of R$16,764 on March 31, 2011 (R$16,562 on December 31, 2010).

(d)         Environmental administrative proceedings

Cemig GT was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The Company has presented a defense and considers the chances, on the date of the financial statements, of there being a present obligation more likely than not, in the amount of R$3,252 on March 31, 2011 (R$3,185 on December 31, 2010), which has been duly provisioned.

(e)          Other

Other civil actions are primarily claims for personal damages by individuals, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages. The provision at March 31, 2011 represents the potential loss on these claims.

(f)            Contingent liabilities

(I) Acts of ANEEL

ANEEL filed an administrative action against Cemig stating that the company owes R$971,380 to the federal government (R$962,572 on December 31, 2010) as a result of an alleged error in the calculation of the credits under the CRC (Results Compensation) Account, which were, in the past, used to offset amounts owed to the federal government. On October 31, 2002 ANEEL issued a final administrative decision against Cemig. On January 9, 2004 the National Treasury issued an Official Collection Notice for the amount of the debit. Cemig did not make the payment because it believed that it has arguments on the merit for defense in the Courts and, thus, has not constituted a provision for this action. The Company assesses the chances of loss in this action as “possible”.

(II) Social security and tax obligations — indemnity of the “Anuênio” and profit shares.

In 2006 Cemig and its subsidiaries Cemig GT and Cemig D paid indemnities to their employees, totaling R$177,686, in exchange for the rights to future payments known as the “Anuênio” which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not make payments of income tax and Social Security contribution in relation to this amount because they considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the company and its subsidiaries decided to file for orders of Mandamus to allow payment into Court of potential obligations under this heading, in the amount of R$121,834. These are posted in Deposits connected to legal actions.

Additionally, the Federal Revenue Service issued an Infringement Notice challenging the non-payment of the social security contributions (employer’s portion) on the “anuênio” amount indemnified, to prevent expiry by lapse of time, in the amount of R$16,754.

In September 2006, Cemig was notified by the INSS (National Social Security System) as a result of the non-payment of the Social Security contribution on the amounts paid as profit shares in the period 2000 to 2004, representing a total of R$195,368 (R$192,707 on December 31, 2010).  The Company has appealed in administrative proceedings against the decision. No provision has been made for any losses. Cemig believes it has arguments of merit for defense, and the chances of loss in this action are assessed as “remote”.

(III) ICMS tax

Cemig was served an infringement notice, as a co-guarantor party, in relation to sales of excess electricity by industrial consumers during the period of electricity rationing, in which the Minas Gerais State Tax Authority demanded payment of the ICMS tax on these transactions, in the amount of R$51,870 (R$51,159 on December 31, 2010). If the Company does have to pay the ICMS tax on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge. The Company assesses the chances of loss in this action as “possible”.

(IV) Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders ANEEL, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account ANEEL’s Dispatch No. 288/2002.  This measure was to be put into effect in the CCEE as from November 2008, which would have resulted in an additional disbursement for Cemig, for the expense on purchase of energy in the spot market, in the CCEE, in the amount of approximately R$113,861 (R$112,838 on December 31, 2010). On November 9, 2008 the Company obtained an injunction from the Regional Federal Appeal Court suspending the obligatory nature of the requirement to deposit the amount owed arising from the Special Financial Settlement carried out by the CCEE. Because of the above, no provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The Company assesses the chances of loss in this action as “possible”.

(V) Civil claims — consumers

Several consumers and the Public Attorney of the State of Minas Gerais have brought civil actions against Cemig, contesting tariff increases applied in previous years, including: the tariff subsidies granted to low-income consumers, the extraordinary tariff recomposition and the inflation index used to increase the tariff for electricity in April 2003, and requesting 200% reimbursement on the amounts considered charge in error by the company. These proceeding were rejected by the courts in August 2010 and the cases were set aside, as expected by the Company’s counsel.

The company is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of R$650,254 (R$636,723 on December 31, 2010). The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. The Company assesses the chances of loss in this action as “possible”.

(VI) Denial of offsetting of tax credits

The Federal Revenue Service did not homologate the statement filed by the Company of offsetting of credits for payments made unduly or in excess, in the amount of R$360,804, relating to various administrative taxation proceedings on offsetting of federal taxes.

Action in which the Company is potential creditor and success is rated “probable”

Pasep and Cofins — Widening of the calculation base

The holding company has legal proceedings challenging the enlargement (by Law 9718 of November 27, 1998) of the taxable basis for calculation of the Pasep and Cofins taxes, to apply to financial revenue and other non-operational revenues, in the period from 1999 to January 2004; and has a judgment in its favor at first instance. In the event that this action is won in the final instance (i.e. when subject to no further appeal) — and we note that the Federal Supreme Court has ruled on similar proceedings in favor of the taxpayer — the gain to be registered in the Income statement will be R$188,131 (R$185,906 on December 31, 2010), net of income tax and Social Contribution Tax.

21. STOCKHOLDER’S EQUITY AND REMUNERATION TO STOCKHOLDERS

The Registered Capital of Cemig on March 31, 2011, is R$ 3,412,073, represented by 298,269,668 common shares and 384,144,914 preferred shares all with nominal unit value of R$5.00.

The Ordinary and Extraordinary General Meetings of Stockholders held on April 29, 2011, decided to distribute R$1,196,074 to the stockholders as dividends, comprising the obligatory dividend, of R$1,128,988, and complementary dividends of R$67,086.

The Company has dividends that will be received from its subsidiaries during 2011 for settlement of its obligations payable, including the dividends referred to above, and its other operational expenses.

22. REVENUES

	Consolidated
	IFRS
	3/31/2011	3/31/2010
Revenue from supply of electricity (a)	3,969,051	3,465,493
Revenue from use of the electricity distribution systems (TUSD)	524,375	335,042
Revenue from use of the transmission grid (b)	329,028	317,875
Other operational revenues (c)	211,783	152,379
Deductions from operational revenues (d)	(1,647,650)	(1,393,136)
Net operational revenue	3,386,587	2,877,653

(a) Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	MWh (*)		R$
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Residential	2,831,408	2,350,021	1,300,117	1,127,342
Industrial	6,257,236	5,587,941	1,006,968	925,399
Commercial, services and others	1,809,749	1,472,502	741,501	642,495
Rural	536,842	503,200	151,794	140,764
Public authorities	301,685	229,729	124,048	98,174
Public illumination	322,755	287,009	78,146	73,136
Public service	355,273	309,607	96,273	90,166
Subtotal	12,414,948	10,740,009	3,498,847	3,097,476
Own consumption	15,040	11,436	—	—
Low-income subsidy (1)	—	—	22,641	33,229
Supply not yet invoiced, net	—	—	12,451	(44,327)
	12,429,988	10,751,445	3,533,939	3,086,378
Wholesale supply to other concession holders (**)	3,410,217	3,237,078	364,724	331,127
Transactions in electricity on the CCEE	2,128,694	1,520,035	66,914	45,441
Sales under the Proinfa program	12,261	10,392	3,473	2,547
Total	17,981,160	15,518,950	3,969,051	3,465,493

(*)                                 The MWh column includes the total of electricity sold by Light, in proportion to the Company’s stockholding.

( ** )                    Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

(1)                                  Revenue recognized arising from the subsidy from Eletrobrás, for the discount given on tariffs charged to low-income consumers.

The amounts have been homologated by ANEEL and are reimbursed by Eletrobrás.

(b) Revenue from use of the transmission grid

	Consolidated
	IFRS
	3/31/2011	3/31/2010
Revenue from use of the Basic Grid	289,527	291,694
System Connection Revenue	39,501	26,181
	329,028	317,875

(c) Other operational revenues

	Consolidated
	IFRS
	3/31/2011	3/31/2010
Supply of gas	126,159	89,640
Charged service	3,903	3,554
Telecoms service	39,096	29,687
Services provided	25,194	14,330
Rental and leasing	17,094	15,128
Other	337	40
	211,783	152,379

(d) Deductions from operational revenues

	Consolidated
	IFRS
	3/31/2011	3/31/2010
Taxes on revenue
ICMS tax	851,169	718,997
Cofins tax	353,055	313,369
PIS and Pasep taxes	76,655	68,349
Other	1,145	1,586
	1,282,024	1,102,301
Charges to the consumer
Global Reversion Reserve — RGR	43,107	42,690
Energy Efficiency Program — P.E.E.	9,935	10,863
Energy Development Account — CDE	122,855	110,176
Fuel Consumption Account — CCC	157,302	98,942
Research and Development — P&D	9,077	8,403
National Scientific and Technological Development Fund — FNDCT	7,981	7,630
Energy System Expansion Research (EPE / Energy Ministry)	3,989	3,801
Emergency Capacity Charge	4,143	5,420
0.30% additional payment (Law 12111/09)	7,237	11,910
	365,626	290,835
	1,647,650	1,393,136

23. OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
	IFRS		BRGAAP
OPERATIONAL COSTS AND EXPENSES	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Personnel (a)	281,967	294,543	10,273	9,032
Employees’ and managers’ profit shares	23,022	36,130	992	479
Post-employment obligations	30,888	27,905	2,109	2,160
Materials	18,340	28,251	55	46
Outsourced services (b)	214,649	178,221	960	1,310
Electricity bought for resale (c)	1,075,760	717,941	—	—
Depreciation and amortization	232,797	213,904	89	45
Royalties for use of water resources	37,993	41,505	—	—
Provisions (reversals) for operational losses (d)	41,068	23,148	5,229	(4,672)
Charges for the use of the basic transmission grid	189,614	186,921	—	—
Gas purchased for resale	62,366	49,481	—	—
Construction costs	49,164	56,793	—	—
Other operational expenses, net (e)	69,497	72,592	9,693	7,327
	2,327,125	1,927,335	29,400	15,727

	Consolidated		Holding company
	IFRS		BRGAAP
(a) PERSONNEL EXPENSES	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Remuneration and salary-related charges and expenses	349,045	251,987	8,138	8,260
Supplementary pension contributions — Defined contribution plan	16,970	17,371	974	972
Assistance benefits	30,814	30,688	851	830
	343,696	300,046	9,963	10,062

The PDV Temporary Voluntary Retirement Program	7,300	11,133	2,500	371
(-) Personnel costs transferred to Works in progress	(15,897)	(16,636)	(2,190)	(1,401)
	(61,729)	(5,503)	310	(1,030)
	281,967	294,543	10,273	9,032

Profit shares

The Company and its subsidiaries Cemig D and Cemig GT use, as a general criterion for provision of employees’ profit shares, a percentage of 3% of operational profit, adjusted for certain items specified by ANEEL in the Annual Reporting Procedure (PAC).

	Consolidated		Holding company
	IFRS		BRGAAP
b) OUTSOURCED SERVICES	3/31/2011	3/31/2010	2010	2009
Collection / Meter reading / Bill delivery Agents	31,220	30,181	—	—
Communication	20,204	17,227	435	360
Maintenance and conservation of electrical facilities and equipment	43,120	42,071	6	7
Building conservation and cleaning	14,623	10,963	12	10
Contracted labor	11,912	12,851	12	2
Freight and airfares	2,322	2,096	237	193
Accommodation and meals	6,046	4,185	43	41
Security services	4,666	4,137	—	—
Consultancy	2,164	1,645	120	554
Maintenance and conservation of furniture and utensils	6,719	4,336	5	—
Maintenance and conservation of vehicles	6,362	5,366	3	3
Disconnection and reconnection	12,454	6,477	—	—
Other	52,837	36,686	87	140
	214,649	178,221	960	1,310

	Consolidated
	IFRS
(C) ELECTRICITY BOUGHT FOR RESALE	3/31/2011	3/31/2010
From Itaipu Binacional	221,067	203,592
Spot market	95,259	34,258
Proinfa	49,050	43,757
‘Bilateral contracts’	112,022	80,725
Electricity acquired in Regulated Market auctions	535,948	432,469
Electricity acquired in the Free Market	151,131	—
Credits of Pasep and Cofins taxes	(88,717)	(76,860)
	1,075,760	717,941

	Consolidated		Holding company
	IFRS		BRGAAP
(d) OPERATIONAL PROVISIONS	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Pension plan premiums	(1,602)	(2,021)	(215)	(88)
Provision (reversal) for doubtful receivables	27,281	20,796	—	—
Provision for labor-law contingencies	2,619	5,734	—	5,324
Provision for ANEEL administrative proceedings	528	3,563	524	880
Provision for legal contingencies — civil actions	1,109	3,958	635	3,810
Provision (Reversal) for civil actions on tariff increases	1,904	(11,042)	1,866	(11,330)
Other provisions (reversals)	9,229	2,160	2,419	(3,268)
	41,068	23,148	5,229	(4,672)

	Consolidated		Holding company
	IFRS		BRGAAP
(e) OTHER OPERATIONAL EXPENSES, NET	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Leasings and rentals	20,052	13,425	197	275
Advertising	3,862	6,198	—	3
Own consumption of electricity	674	3,562	—	—
Subsidies and donations	3,678	3,811	5	240
ANEEL inspection charge	11,170	11,889	—	—
Concessions for consideration	5,947	5,565	—	—
Taxes and charges (IPTU, IPVA and others)	6,849	7,099	67	62
Insurance	1,846	3,171	157	443
CCEE annual charge	1,629	1,194	1	1
TDRF (*) License fee	9	—	—	—
Net loss on deactivation and disposal of assets	2,326	—	—	—
Forluz — Current Administration expense	7,086	5,128	3,098	270
Other expenses	4,369	11,550	6,168	6,033
	69,497	72,592	9,693	7,327

(*)TFDR = License Charge for use or occupation of Land adjoining Highways.

24. NET FINANCIAL REVENUE (EXPENSES)

	Consolidated IFRS		Holding company BRGAAP
	3/31/2011	3/31/2010	3/31/2011	3/31/2010
FINANCIAL REVENUES -
Revenue from cash investments	84,981	94,093	6,922	12,746
Arrears penalty payments on electricity bills	33,588	32,464	—	—
Monetary variations	25,180	3,435	810	—
Interest and monetary updating on accounts receivable from the Minas Gerais state government	22,304	40,336	—
FX variations	5,752	15,445	33	—
Pasep and Cofins taxes on financial revenues	(10)	(825)
Gains on financial instruments	23,407	465	—	—
Adjustment to present value	2,258	9,547	—	—
FIDC revenues	—	—	14,500	18,994
Other	6,317	40,682	1,899	3,554
	203,777	235,642	24,164	35,294
FINANCIAL EXPENSES
Costs of loans and financings	(302,699)	(231,034)	(11,613)	(1,926)
FX variations	(6,548)	(22,932)	(2)	(8)
Monetary updating on loans and financings	(50,964)	(31,975)	—	—
Monetary updating - paid concessions	(10,101)	(9,519)	—	—
Losses on financial instruments	(33,045)	(1,203)	—	—
Charges and monetary updating on Post-employment obligations	(32,338)	(30,358)	(1,594)	(1,499)
Amortization of goodwill premium /discount on investments	(23,028)	(12,953)	(14,226)	(8,196)
Other	(27,873)	(25,114)	(695)	(1,247)
	(486,596)	(365,088)	(28,130)	(12,876)

NET FINANCIAL REVENUE (EXPENSES)	(282,819)	(129,446)	(3,966)	22,418

The Pasep and Cofins expenses apply to Interest on Equity.

25. TRANSACTIONS WITH RELATED PARTIES

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Consolidated and Holding company
	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	3/31/2011	12/31/2010	3/31/2011	12/31/2010	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Cemig Distribuição S.A.
Interest on Equity, and dividends	50,842	50,842	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	4,622	4,622	3,737	3,328	—	—	—	—

Cemig Geração e Transmissão S.A.
Interest on Equity, and dividends	46,819	46,819	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	5,366	5,366	2,738	2,682	—	—	—	—

Light S.A.
Interest on Equity, and dividends	35,487	35,487	—	—	—	—	—	—

Minas Gerais state government
Consumers and traders (1)	6,565	8,619	—	—	18,621	19,188	—	—
Taxes offsetable — ICMS — current (2)	201,802	202,523	305,977	270,990	(681,751)	(639,431)	—	—
Accounts receivable from Minas Gerais state government — CRC (3)	1,791,993	1,837,088	—	—	7,804	21,342	—	—
Taxes offsetable — ICMS — Non-current (2)	72,221	69,653	—	—	—	—	—	—
Consumers and traders (4)	35,578	39,893	—	—	—	—	—	—
Interest on Equity, and dividends	—	—	251,426	251,426	—	—	—	—
Debentures (5)	—	—	42,931	37,083	—	—	(5,848)	(1,107)
Receivables fund (6)	—	—	830,923	890,517	—	—	—	—
Financings — Minas Gerais Dev’t Bank (7)	—	—	12,818	13,219	—	—	—	—

Forluz
Post-employment obligations — Current (8)	—	—	100,354	99,220	—	—	(30,888)	(36,766)
Post-employment obligations — Non-current (8)	—	—	2,077,728	2,061,608	—	—	—	—
Other	—	—	31,671	62,640	—	—	—	—
Personnel (9)	—	—	—	—	—	—	16,970	(17,371)
Current administration expense (10)	—	—	—	—	—	—	(3,870)	(5,128)

Other
Interest on Equity	93,288	97,258	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	21,199	2,877	776	677	—	—	—	—

Main material comments on the above transactions:

(1) Refers to sale of energy to the government of the State of Minas Gerais — transactions made on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the electricity is that defined by ANEEL through a resolution referring to the company’s annual tariff adjustment.

(2) The transactions in ICMS tax posted in the financial statements refer to transactions for sale of electricity and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(3) Injection of the credits of the CRC into a Receivables Fund, in senior and subordinated units. For more information please see Explanatory Note 11.

(4) A substantial portion of the amount refers to the renegotiation of a debit originating from the sale of energy to Copasa, with payment scheduled up to September 2012, and financial updating by the IGP—M inflation index + 0.5% per month.

(5) Private issue of non-convertible debentures for R$ 120,000, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption after 25 years from the issue date. The amount at December 31, 2009 was adjusted to present value, as per Explanatory Note 22.

(6) Senior units owned by third parties, in the amount of R$ 900,000, amortized in 20 half-yearly installments, from June 2006, with monetary updating by the CDI rate plus interest of 1.7% p.a. For more information please see Explanatory Note 12.

(7) Financings of the subsidiaries Transudeste and Transirapé with maturity in 2019 (TJLP long-term interest rate + 4. 5 p.a. and UMBndes 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates 5% p.a. and 10% p. a.).

(8)                             Some of the contracts of Forluz are adjusted by the IPCA (Expanded Consumer Price) Inflation Index of the IBGE (Brazilian Geography and Statistics Institute), and others are adjusted based on the Salary Adjustment Index of the employees of Cemig, Cemig GT and Cemig D, excluding productivity factors, plus 6% p.a., with amortization up to 2024. For more information please see Explanatory Note 24.

(9)                             Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 24), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(10)                       Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

26.                          FINANCIAL INSTRUMENTS

The Company’s Financial Instruments are restricted to the following: Cash and cash equivalents, Cash investments, Consumers and traders, Credits receivable from the Minas Gerais State Government, Financial assets of the concession, Loans and financings, Obligations under debentures, and Currency swaps, the gains and losses obtained in the transactions being registered in full in accordance with the Accrual method.

The Company’s financial instruments were recorded at fair value and are classified as follows:

•                  Financial instruments measured at fair value via the income statement: In this category are Cash investments and Derivative investments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the Income statement.

•                  Receivables: In this category are Cash and cash equivalents, credits receivable from consumers and traders, and credits receivable from the Government of Minas Gerais State. They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at the amortized cost using the effective interest rates method.

•                  Derivative financial instruments: These are valued at fair value and the gains or losses are recognized directly in the income statement.

	3/31/2011		12/31/2010
Financial instruments	Book value	Fair value	Book value	Fair value
Assets
Cash equivalents	2,733,242	2,733,242	2,979,693	2,979,693
Securities — cash investments	849,931	849,931	321,858	321,858
Credits from consumers	2,499,999	2,501,688	2,262,585	2,262,585
Credits from the Minas Gerais State Government	1,791,993	1,791,993	1,837,088	1,837,088
Liabilities
Loans and financings	13,317,415	13,317,415	13,226,490	13,226,490
Derivative instruments	78,511	78,511	69,271	69,271

a) Management of risks

Management of corporate risks is a management tool that is part of Corporate Governance practices and aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that might negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies in relation to foreign exchange, interest rate and inflation risks. These have effects that are in line with the Company’s strategy.

A key aim of the Financial Risks Management Committee is to give predictability to the Company’s cash flow and position for a maximum of 12 months, taking into account the economic scenario published by a firm of external consultants.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its jointly-controlled subsidiaries as a whole are exposed to the risk of increase in exchange rates, especially of the US dollar and Euro against the Real, with significant impact on indebtedness, profit and cash flow. For the purpose of reducing its exposure to increases in exchange rates, on March 31, 2011 and December 31, 2010, Cemig had hedge transactions contracted, which are described in more detail in item “b”.

The net exposure to exchange rates is as follows:

	Consolidated and Holding company
EXPOSURE TO EXCHANGE RATES	3/31/2011	12/31/2010

US dollar
Loans and financings	174,342	175,963
(+/–) Contracted hedges / swaps	(44,403)	(45,426)
	129,939	130,537
Other foreign currencies
Loans and financings — Euro	11,847	12,626
Other	2,539	2,675
Net liability exposure	14,386	15,301
	144,325	145,838

Sensitivity analysis

Based on its financial consultants, the Company estimates that, in a probable scenario, the appreciation of the exchange rates of foreign currencies against the Real on March 31, 2012 will be 5.42% for the Dollar (i.e. to US$1:R$ 1.717) and 1.95% for the Euro (to €1:R$ 2.358). The Company has made a sensitivity analysis of the effects on its results arising from increases of 25% and 50% in the exchange rate, in relation to the scenario that it rates as “probable” — designating these alternative scenarios as “possible” and “remote”, respectively.

			“Possible”	“Remote”
	Base scenario	“Probable”	scenario: FX	scenario: FX
Risk: FX exposure	3/31/2011	scenario	depreciation 25%	depreciation 50%

US dollar
Loans and financings	174,342	183,791	229,739	275,687
(–) Contracted hedges and swaps	(44,403)	(46,810)	(58,512)	(70,214)
	129,939	136,981	171,227	205,473
Other foreign currencies
Loans and financings	2,539	2,677	3,346	4,015
Euro	11,847	12,078	15,098	18,117
	14,386	14,755	18,444	22,132
Net liability exposure	144,325	151,738	189,671	227,605
Net effect of exchange rate depreciation	—	(7,413)	(45,328)	(83,241)

Interest rate risk

Cemig and its jointly-controlled subsidiaries were exposed to the risk of increase in international interest rates, affecting Loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$57,860 at December 31, 2011 (R$58,905 on December 31, 2010).

As to the risk of increase in domestic Brazilian interest rates, the Company’s exposure arises from its net liabilities indexed to variation in the Selic and CDI rates, as follows:

	Consolidated
EXPOSURE TO BRAZILIAN INTEREST RATES	3/31/2011	12/31/2010

Assets
Cash equivalents — cash investments (Note 5)	2,637,353	2,885,088
Securities (Note 5)	849,931	321,858
	3,487,284	3,206,946
Liabilities
Loans, financings and debentures (Note 18)	(7,857,159)	(7,655,139)
Contracted hedges / swaps (Interest rates)	(600,000)	—
Contracted hedges / swaps (FX rates)	(44,403)	(45,426)
	(8,501,562)	(7,700,565)
Net liability exposure	(5,014,278)	(4,815,477)

Sensitivity analysis

In relation to the most significant risk of increase in interest rates, the Company estimates that, in a probable scenario, the Selic rate on March 31, 2012 will be 11.75%. The Company has made a sensitivity analysis of the effects on its results arising from increases of 25% and 50% in the Selic rate, in relation to the scenario that it considers as “Probable” — designating these alternative scenarios as “Possible” and “Remote”, respectively. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the Scenarios for the path of interest rates will consider the projection of the Company’s basic, optimistic and pessimistic scenarios, as described in the Hedging Policy.

	Base	“Probable”	“Possible”	“Remote”
	scenario:	scenario: Selic	scenario: Selic	scenario: Selic
Risk: Increase in Brazilian domestic interest rates	Selic 10.75%	11,75%	14.6875%	17,625%
Assets
Cash equivalents — Cash investments (Note 4)	2,637,353	2,947,242	3,024,714	3,102,186
Securities (Note 5)	849,931	949,798	974,765	999,731
	3,487,284	3,897,040	3,999,479	4,101,917
Liabilities
Loans, financings and debentures (Note 17)	(7,857,159)	(8,780,375)	(9,011,179)	(9,241,983)
Contracted hedges / swaps (Interest rates)	(600,000)	(670,500)	(688,125)	(705,750)
Contracted hedges / swaps (FX)	(44,403)	(49,620)	(50,925)	(52,229)
	(8,501,562)	(9,500,495)	(9,750,229)	(9,999,962)
Net liability exposure	(5,014,278)	(6,603,455)	(5,750,750)	(5,898,045)
Net effect of the variation in the Selic rate	—	(686,225)	(857,781)	(1,029,337)

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers.  Negotiations are also entered into for receipt of any receivables in arrears.

In relation to the risk of the Company suffering losses resulting from declaration of insolvency by a financial institution where it makes deposits, a Cash Investment Policy was approved, and has been in force since 2004, in which each institution is analyzed according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs, and also analysis by three financial risk rating agencies.  The institutions receive maximum limits of allocation of funds, and these are reviewed, both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Energy scarcity risk

The electricity sold is generated, substantially, by hydroelectric power plants. A prolonged period of scarcity of rainfall could result in reduction of the volume of water in the reservoirs of the generation plants, limiting recovery of their volume, and resulting in losses as a result of increased costs for acquisition of energy, or reduction of revenues in the event of adoption of another rationing program, like the one put in place in 2001.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and its Management expects that they will be renewed by ANEEL and/or the Mining and Energy Ministry. If the regulatory bodies do not grant the applications for renewals of these concessions, or if they decide to renew them upon imposition of additional costs for the Company (“concessions for consideration”) or setting of a price ceiling, the present levels of profitability and activity could be altered.

The Company has not suffered any significant negative impact as a result of events related to the risks described above.

Liquidity risk

Cemig has sufficient cash flow to cover its short-term requirements and for its program of acquisitions and investments.

The principal indicators of financial covenants, which compare the requirements for debt and cash generation (Ebitda) in the 1st quarter of 2011, show the Company’s liquidity profile.

Also, just as important as the quality of the business’s operational cash flow is management of the liquidity risk, with a group of methodologies, procedures and instruments that are coherent with the complexity of the business and applied in permanent control of the financial processes, so as to guarantee appropriate risk management.

The structure adopted for the management of Cemig’s risks is matrix-based and decentralized, but with centralized monitoring, which generates material information with a systemic vision. This structure enables the process of management of corporate risks to interact with other components of management — including: The Corporate Governance Committee, the Budget Prioritization Committee, the Energy Risks Management Committee, the Insurable Risks Committee, the Control and Management Committee, and the Financial Risks Management Committee — as well as complying with the Sarbanes-Oxley Law, and the requirements of Internal Auditing.

The Financial Risk Management Committee, in particular, has as its purpose the implementation of directives to control the financial risk of transactions that could compromise the Company’s liquidity and profitability.

In the operational aspect, Cemig adopts rigid and conservative principles in management of cash flow, establishing financial covenants in its Bylaws, that are more restrictive than those contained in the debt contracts, and a minimum cash amount for each one of the companies, stipulated as 5% of Ebitda.

In its management of liquidity risk, Cemig carries out permanent, and conservative, monitoring of its cash flow, in a budget-based vision, which projects balances monthly, for each one of the companies, over a period of 12 months, and monitoring of daily liquidity, which projects balances daily for 180 days.

The short-term allocations also obey rigid principles established in the Cash Investment Policy, handling up to 20% of the funds in exclusive private credit investment funds, without market risk, with the excess margin applied directly in bank CDs or repo transactions remunerated at the CDI rate.

In the management of cash investments, the Company seeks to obtain profitability on its transactions based on a rigid analysis of bank credit, obeying operational limits with banks, based on assessments of the banks that take into account ratings, exposures and equity. It also seeks returns by working on lengthening of the tenors of cash investments, always on the basis of the central principle, which is control of liquidity.

b) Financial instruments — Derivatives

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of the transactions in derivatives are not posted in the Balance sheet, since they refer to transactions that do not require cash payments of the principal: only the gains or losses that actually occur are recorded. On March 31, 2011 the net result of these transactions was a loss of R$9,638 (vs. loss of R$6,072 on December 31, 2010), recorded in Financial revenues (expenses).

The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. This Committee aims, when implementing Action Plans, to set Guidelines for proactive operation in the environment of financial risks.

Method of calculation of the fair value of positions

The fair value of cash investments has been calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future interest rates and FX rates applying to similar securities. The market value of the security corresponds to its value at maturity, brought to present value by the discount factor obtained from the market yield curve, in Reais.

This table shows the derivative instruments contracted by the subsidiaries Cemig Distribuição and Madeira Energia on March 31, 2011.

								Unrealized loss				Accumulated effect
Receivable				Value of principal				Amount according to				Amount
by the	Payable by	Maturities	Trading	contracted				contract		Fair value		received	Amount paid
Company	the Company	— period	market	3/31/2011		12/31/2010		3/31/2011	12/31/2010	3/31/2011	12/31/2010	3/31/2011	3/31/2011
Cemig Distribuição SA

US$ FX variation + rate (5.58 % to 7.14 % p.a.)	In R$: 100% of CDI + spread (1.5% – 3.01% p.a.)	April 2009 to June 2013	Over-the-counter	US$	27,263	US$	27,263	(73,742)	(69,366)	(75,066)	(70,565)	––	––

Rate of 11.47 % p.a.	Rate: 96% of CDI	Matures on May 10, 2013	Over-the-counter	R$	600,000	––		6,237	––	(3,445)	––	––	––

Cemig GT and Madeira Energia SA

R$ IGP-M	R$: fixed rate of 5.86%	December 2012	Over-the-counter	R$	120,000	R$	120,000	3,563	2,235	3,563	2,235	––	––
Euro	Variation in Euro FX rate	February 2012	Option	R$	2,375	R$	2,375	33	44	33	44	––	––
								(63,909)	(66,987)	(74,915)	(68,186))	––	––

The counterparty in the derivatives transactions of Cemig Distribuição and Madeira Energia is Banco Santander—ABN, and the contracts are for FX and indexor swaps.

Sensitivity analysis

The derivative instrument described above shows that the Company is exposed to variation in the CDI rate. The Company estimates that the CDI rate on March 31, 2012 will be 11.75%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the CDI rate of 25% and 50%, in relation to March 31, 2011 — scenarios which it assesses as “possible” and “remote”, respectively. In these scenarios, the CDI rate at March 31, 2012 would be, respectively: 14.6875%, and 17.6250%.

a) Risk: of CDI rate differing from the Base Scenario of 11.75%

		“Probable”	“Possible”	“Remote”
	Base scenario:	scenario:	scenario:	scenario:
	Selic 11.75%	Selic 11.75%	Selic 14.6875%	Selic 17.6250%

Risk: Increase in Brazilian domestic interest rates
Contracts updated at 100.00% of CDI rate	44,403	49,620	50,925	52,229
Net effect of the variation in the CDI rate	—	(5,218)	(6,522)	(7,826)
Risk: Increase in US$ exchange rate
Contracts updated at 100.00% of CDI rate	44,403	46,810	58,512	70,214
Net effect of variation of US$	—	(2,408)	(14,103)	(25,799)
Net effect	—	(2,810)	7,587	17,985

b)             Risk of variation of the CDI in relation to a fixed rate of 11.47% p.a.

		“Probable”	“Possible”	“Remote”
	Base, 3/31/2011	scenario	scenario	scenario
	11.28%	11.28%	14.10%	16,92%
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 96% of CDI rate	600,000	667,680	684,600	701,520
Net effect of the variation in the CDI rate		(67,680)	(84,600)	(101,520)

Risk — Fixed interest rate
Contracts updated at 11.47% p.a.	600,000	668,820	668,820	668,820
Net effect of variation of US$		(68,820)	(68,820)	(68,820)

Net effect		1,140	(15,780)	(32,700)

Value and type of margin guarantees

The Company does not make margin deposits for derivative instruments.

c)              Administration of capital

This table gives the ratio of debt to Adjusted Capital:

	3/31/2011	12/31/2010
Total liabilities	22,305,978	22,079,701
Cash and cash equivalents	2,733,242	2,979,693
Net debt	19,572,736	19,100,008

Total Stockholders’ equity	12,003,107	11,476,133
Accumulated amounts in Stockholders’ equity related to hedges of cash flow	801	772
Adjusted Capital	12,003,908	11,476,905
Net debt / Adjusted Capital	1.63	1.66

27.                               MEASUREMENT AT FAIR VALUE

The Company adopts measurement at fair value of its financial assets and liabilities. Fair value is measured at market value, based on assumptions in which the participants in the market are able to measure an asset or liability. To increase coherence and comparability, we use a “hierarchy of fair value” that puts the mechanism used for measurement into three levels by order of priority, as follows:

•                  Level 1. With active market: Quoted price — A financial instrument is considered as quoted on an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, brokers, or a market association, or by entities whose objective is to publicize prices, or by regulatory agencies, and provided that these prices represent market transactions that occur regularly between independent parties, without favoring any party.

•                  Level 2. Without active market: Valuation technique — For an instrument that does not have an active market the fair value should be ascertained using a valuation/pricing methodology. Criteria that can be used include data on the current fair price of another instrument that is substantially the same, analysis of discounted cash flow, and option pricing models. The aim of a valuation technique is to establish what would be the price of the transaction on the date of measurement in an exchange of value not affected by any extraneous interest, and motivated by business considerations.

•                  Level 3. Without active market: Equity security — Fair value of investments in equity securities that do not have market prices quoted on an active market and of derivatives that are linked to them and which are to be settled by the delivery of non-quoted equity assets.

This is a summary of the instruments that are measured at fair value:

		Fair value at March 31, 2011
	Balance at	Active market –	No active market –	No active market –
	March 31,	quoted price	Valuation	Equity security
Account line	2011	(Level 1)	technique (Level 2)	(Level 3)
Assets
Cash equivalents — Cash investments
Bank deposit certificates (CDBs)	2,127,385	—	2,127,385	—
Treasury Financial Notes (LFTs)	166,854	166,854	—	—
Treasury Notes	114,230	114,230	—	—
Securities
Bank deposit certificates (CDBs)	849,931		849,931
Liabilities
Swap contracts	78,511	—	78-,511	—

Methodology of calculation of fair value

a) The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, taking into account future fixed-income market and FX rates applicable to similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

b) Swap contracts: The criterion for marking to market of transactions in derivatives consists of establishing the present price of a transaction contracted in the past in such a way that its replacement provides the same results as a new transaction. Swaps are priced by the difference between the market values of each one of their end points, adjusted by their indexor. Pricing of a swap on its CDI (interbank CD) side is calculated from the start date of the transaction up to the date concerned, considering the future forecast for this index or made by the market on the date of measurement. Pricing of the dollar side of the Swap is adjusted by the variation in the exchange rate, using a future expectation and an embedded risk premium.

28.                               STATEMENTS OF ADDED VALUE (DVAs)

In accordance with a requirement applied by the CVM to listed companies, and with the status of additional information for the purposes of IFRS, the Company has prepared individual and consolidated statements of added value.

These statements, which are based on macroeconomic concepts, seek to present the portion of the Group in the formation of GDP by calculation of the respective amount both added by the Group and received by other entities, and the distribution of these amounts to their employees, spheres of government, parties leasing assets, creditors under loans, financings and debt securities, controlling and non-controlling stockholders, and other remunerations that constitute transfer of wealth to third parties. The said added value represents the overall wealth created by the Group, measured by the revenues from sales of goods and services provided, less the respective inputs acquired from third parties, also including the added value produced by third parties and transferred to the entity.

29.                               SUBSEQUENT EVENTS

a) The 2011 Tariff Adjustment of Cemig D

On April 8, 2011 ANEEL published the result of the Tariff Adjustment of Cemig D. The Company’s tariffs were differentiated by voltage level, and the average impact was an increase of 6.04%, effective on that date.

b) Acquisition of shares in Redentor Energia S.A. by Parati S.A.

On April 12, 2011, Parati S.A. — Participações em Ativos de Energia Elétrica (“Parati”), a company controlled by Cemig, acquired 58,671,565 common shares, representing 54.08% of the registered capital, in Redentor Energia S.A. (“Redentor”), for a total of R$ 403,350, corresponding to a price per share of R$6.87.

Since the transaction resulted in the transfer of control of Redentor, Parati will make a public offer (“the Public Offer”) to acquire the remaining shares of Redentor, in accordance with the terms and conditions of Article 254-A of the Corporate Law, CVM Instruction 361/02, as amended, and Item 8.1 of the Listing Regulations of the Novo Mercado of BM&FBovespa S.A. (“the Novo Mercado”), for the same price per share that was paid to FIP-PCP.

Additionally Parati may, within a period of one year, make a public offer for acquisition of shares for the purpose of Redentor’s canceling its registry for listing, and leaving the Novo Mercado, without the stockholders receiving the difference, if any, between the price paid in the Public Offer and the price that is paid in the offer referred to in this paragraph.

30.          FINANCIAL STATEMENTS SEPARATED BY COMPANY, AT MARCH 31, 2011

	HOLDING	CEMIG - GT	CEMIG-D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OUTRAS	ELIMINAÇÕES	TOTAL

ASSETS	13,995,828	15,025,071	9,880,858	2,509,619	1,100,330	861,427	397,354	181,437	149,736	664,510	(10,457,085)	34,309,085
Cash and cash equivalents	289,104	1,506,107	464,450	97,134	40,815	62,586	67,673	3,494	8,078	193,801	—	2,733,242
Securities — Cash investments	1,055	845,144	32	—	—	—	—	—	—	3,700	—	849,931
Accounts receivable	1,187,506	543,569	1,863,021	448,934	27,385	153,037	—	5,401	3,734	19,381	451,784	4,703,752
Other assets	709,290	1,129,796	2,388,618	449,410	34,009	105,154	58,600	14,081	116	38,603	(58,538)	4,869,139
Investments / Fixed assets / Intangible assets / Financial Assets of the Concession	11,808,873	11,000,455	5,164,737	1,514,141	998,121	540,650	271,081	158,461	137,808	409,025	(10,850,331)	21,153,021

LIABILITIES	13,995,828	15,025,071	9,880,858	2,509,619	1,100,330	861,427	397,354	181,437	149,736	664,510	(10,457,085)	34,309,085
Suppliers and supplies	5,186	159,175	778,334	160,150	4,522	34,937	10,392	962	1,977	7,263	(40,409)	1,122,489
Loans, financings and debentures	422,007	7,638,588	3,115,034	656,122	356,964	150,998	80,295	—	—	66,484	830,923	13,317,415
Interest on Equity, and dividends	1,153,895	46,819	50,823	35,602	36,551	21,588	—	2,315	1,788	36,088	(231,574)	1,153,895
Post-employment obligations	97,217	433,376	1,379,306	268,183	—	—	—	—	—	—	—	2,178,082
Other liabilities	314,416	1,449,241	2,036,863	478,261	99,220	189,325	15,030	50,188	4,479	62,768	(165,694)	4,534,097
Stockholders’ equity	12,003,107	5,297,872	2,520,498	911,301	603,073	464,579	291,637	127,972	141,492	491,907	(10,850,331)	12,003,107

INCOME STATEMENT
Net operational revenue	103	1,014,087	1,725,681	478,181	66,650	100,012	31,590	12,399	9,830	57,194	(109,140)	3,386,587

OPERATIONAL COSTS AND EXPENSES
Personnel	(10,273)	(69,779)	(172,715)	(16,126)	(1,769)	(4,183)	(4,335)	(309)	(334)	(2,144)	—	(281,967)
Employees’ profit shares	(992)	(5,191)	(16,708)	—	—	—	(35)	(65)	(31)	—	—	(23,022)
Post-employment obligations	(2,109)	(6,946)	(21,833)	—	—	—	—	—	—	—	—	(30,888)
Materials	(55)	(3,701)	(12,355)	(1,636)	160	(274)	(115)	(93)	(25)	(246)	—	(18,340)
Raw materials	—	—	—	—	—	—	—	—	—	—	—	—
Outsourced services	(960)	(29,724)	(145,190)	(27,011)	(3,339)	(1,281)	(5,000)	(211)	(1,012)	(3,781)	2,860	(214,649)
Royalties for use of water resources	—	(35,392)	—	—	—	—	—	(878)	(391)	(1,332)	—	(37,993)
Electricity bought for resale	—	(137,818)	(757,381)	(229,761)	—	—	—	—	(43)	(285)	49,528	(1,075,760)
Charges for the use of the basic transmission grid	—	(57,403)	(155,246)	(29,193)	—	—	—	(4)	(707)	(2,280)	55,219	(189,614)
Depreciation and amortization	(89)	(94,705)	(94,404)	(23,663)	(335)	(5,039)	(8,900)	(1,410)	(1,097)	(3,155)	—	(232,797)
Operational provisions	(5,229)	(61)	(18,999)	(15,969)	—	—	—	(5)	(50)	(755)	—	(41,068)
Gas purchased for resale	—	—	—	—	—	(62,366)	—	—	—	—	—	(62,366)
Other expenses, net	(9,693)	(22,112)	(37,302)	(44,863)	(984)	478	(3,709)	(107)	(137)	(1,765)	1,533	(118,661)
	(29,400)	(462,832)	(1,432,133)	(388,222)	(6,267)	(72,665)	(22,094)	(3,082)	(3,827)	(15,743)	109,140	(2,327,125)
Operational profit (loss) before Equity gain (loss) and Financial revenue (expenses)	(29,297)	551,255	293,548	89,959	60,383	27,347	9,496	9,317	6,003	41,451	—	1,059,462
Net financial revenue (expenses)	(3,966)	(179,492)	(73,657)	(25,177)	(6,891)	3,264	(182)	(40)	93	3,229	—	(282,819)

Profit (loss) before income tax, Soc. Cont. tax and employee profit shares	(33,263)	371,763	219,891	64,782	53,492	30,611	9,314	9,277	6,096	44,680	—	776,643
Income tax and Social Contribution tax	2,863	(125,388)	(76,292)	(21,380)	(6,322)	(10,075)	(2,433)	(3,148)	(359)	(7,958)	—	(250,492)
Net profit for the period	(30,400)	246,375	143,599	43,402	47,170	20,536	6,881	6,129	5,737	36,722	—	526,151

31.                               INCOME STATEMENTS SEPARATED BY ACTIVITY, AT MARCH 31, 2011

	ELECTRICITY
ITEM	GENERATION	TRANSMISION	DISTRIBUTION	GAS	TELECOMS	OTHER	ELIMINATION	TOTAL
OPERATIONAL REVENUE
Revenue from supply of electricity	1,059,651	—	1,870,276	—	—	—	(51,817)	2,878,110
Revenue from use of the network — Captive Consumers	—	—	1,090,941	—	—	—	—	1,090,941
Revenue from use of the grid — Free Consumers	58,453	316,270	536,905	—	—	—	(58,226)	853,403
Other operational revenues	2,003	1,159	30,413	126,159	39,096	15,049	(2,096)	211,783
Gross revenue from sales and/or services	1,120,107	317,429	3,528,536	126,159	39,096	15,049	(112,139)	5,034,237
DEDUCTIONS FROM OPERATIONAL REVENUES	(228,753)	(59,617)	(1,324,674)	(26,147)	(7,505)	(955)	—	(1,647,650)
NET OPERATIONAL REVENUE	891,353	257,812	2,203,862	100,012	31,590	14,095	(112,139)	3,386,587

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(138,145)	—	(987,142)	—	—	—	49,528	(1,075,760)
Charges for use of the transmission system	(63,360)	(34)	(184,438)	—	—	—	58,218	(189,614)
Gas purchased for resale	—	—	—	(62,366)	—	—	—	(62,366)
Total cost of electricity and gas	(201,505)	(34)	(1,171,581)	(62,366)	—	—	107,747	(1,327,739)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(40,447)	(31,864)	(188,841)	(4,183)	(4,335)	(12,298)	—	(281,967)
Employees’ profit shares	(3,730)	(1,557)	(16,708)	—	(35)	(992)	—	(23,022)
Private pension plan entity	(6,946)	—	(21,833)	—	—	(2,109)	—	(30,888)
Materials	(2,569)	(1,322)	(13,991)	(274)	(115)	(69)	—	(18,340)
Raw materials and inputs for generation	—	—	—	—	—	—	—	—
Outsourced services	(24,878)	(12,638)	(172,200)	(1,281)	(5,000)	(1,511)	2,860	(214,649)
Depreciation and amortization	(89,942)	(10,720)	(118,067)	(5,039)	(8,900)	(129)	—	(232,797)
Operational provisions	1,445	(2,304)	(34,968)	—	—	(5,241)	—	(41,068)
Royalties for use of water resources	(37,993)	—	—	—	—	—	—	(37,993)
Other	(18,560)	(6,757)	(82,167)	479	(3,709)	(9,480)	1,533	(118,661)
Total — Cost of operation	(223,621)	(67,162)	(648,774)	(10,299)	(22,094)	(31,828)	4,393	(999,385)
	—	—	—	—	—	—	—	—
TOTAL COST	(425,126)	(67,196)	(1,820,355)	(72,665)	(22,094)	(31,828)	112,139	(2,327,125)

Operational profit before Equity gain (loss) and Financial revenue (expenses)	466,227	190,617	383,507	27,347	9,496	(17,733)	—	1,059,462
	—	—	—	—	—	—	—	—
FINANCIAL REVENUES (EXPENSES)	(92,348)	(91,407)	(98,834)	3,264	(182)	(3,311)	—	(282,819)
Profit (loss) before income tax, Social Cont. tax and employee profit shares	373,879	99,210	284,673	30,611	9,314	(21,045)	—	776,643
Income tax and Social Contribution tax	(124,913)	(13,225)	(78,721)	(10,075)	(2,588)	(1,569)	—	(231,091)
Deferred income tax and Social Contribution tax	8,882	(12,218)	(18,951)	—	155	2,731	—	(19,401)
Minority interests	—	—	—	—	—	—	—	—
NET PROFIT FOR THE PERIOD	257,848	73,767	187,001	20,536	6,881	(19,883)	—	526,151

ECONOMIC AND FINANCIAL PERFORMANCE – CONSOLIDATED

Adoption of International Financial Reporting Standards

The results below are reported under the new Brazilian accounting practices, resulting from the process of harmonization of Brazilian accounting rules with International Financial Reporting Standards. For this reason the results for the first quarter of 2010 have been restated to reflect these changes and to allow comparability with the first quarter of 2011.

Profit in the period

Cemig reports consolidated net profit for 1Q11 of R$526,151, which compares with R$520,066 in 1Q10, an increase of 1.17% . This mainly reflects the higher revenue due to volume of electricity sold being 3.11% higher year-on-year, in turn mainly due to higher industrial activity; and also to revenue from use of the grid being 3.51% higher year-on-year, principally because of the addition of the transmission company Taesa to the network in May 2010.

(Method of calculation not reviewed by external auditors)

Cemig’s Ebitda in 1Q11 was 11% higher than in 1Q10.

EBITDA - R$ ’000	3/31/2011	3/31/2010	Change, %
Profit (loss) for the year	526,151	520,066	1.17
+ Provision for income tax and Social Contribution tax	250,492	300,806	(16,73)
+ Financial revenues (expenses)	282,819	129,446	118.48
+ Depreciation and amortization	232,797	213,904	8.83
= Ebitda	1,292,259	1,164,222	11.00

The higher Ebitda in 1Q11 than in 1Q10 mainly reflects Revenue 17.69% higher, partially offset by Operational costs and expenses (excluding depreciation and amortization) 22.23% higher. The higher Operational costs and expenses in 1Q11 than in 1Q10 are reflected in Ebitda margin, which was 40.46% in 1Q10, and 38.16% in 1Q10.

Revenue from supply of electricity

Gross revenue from supply of electricity in 1Q11 was R$3,969,051, 14.53% more than in 1Q10 (R$3,465,493).

Final consumers

The revenue from electricity sold to final consumers in 1Q10, excluding the group’s own consumption, was R$3,498,847, compared to R$3,097,476 in the first quarter of 2010. The main factors in this result are:

•      The volume of energy invoiced to final consumers (excluding Cemig’s own consumption) was 15.60% higher.

•      There was a tariff increase for Cemig D with average effect on consumer tariffs of 1.67%, effective April 8, 2010.

•      There were price adjustment in contracts for sale of electricity, most of which are indexed to the IGP–M inflation index.

•      Is spite of these effects, revenue was up 14.53%, mainly because of the impacts arising from regulatory assets and liabilities that were transferred to the tariffs in the periods concerned.

Electricity sold to final consumers (MWh)

(Data not reviewed by external auditors)

	MWh
Consumption by consumer category	1st quarter 2011	1st quarter 2010	Change %

Residential	2,831,408	2,350,021	20.48
Industrial	6,257,236	5,587,941	11.98
Commercial, services and others	1,809,749	1,472,502	22.90
Rural	536,842	503,200	6.69
Public authorities	301,685	229,729	31.32
Public illumination	322,755	287,009	12.45
Public service	355,273	309,607	14.75
Total	12,414,948	10,740,009	15.60

Wholesale revenue

The volume of electricity sold to other concession holders in 1Q11 was 5.35% higher than in 1Q10, and average price in these sales was 4.56% higher, at R$106.95/MWh in 2011, compared to R$102.29/MWh in 2010. As a result, revenue from wholesale supply to other concession holders was 10.15% higher year-on-year, at R$364,724 in 2011, than in 2010 (R$331,127). Revenues from energy sold to other concession holders totaled R$3,410,217 in 1Q11, compared to R$3,237,078 million in 1Q10.

Revenue from use of the electricity distribution systems (TUSD)

The revenue from the TUSD (Tariff for Use of the Distribution System), received by Cemig D and Light, was 56.51% higher in 1Q11, at R$524,375, compared to R$335,042 in 1Q10. This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Revenue from use of the transmission grid

Revenue from use of the network, at R$329,028, was 3.51% (R$11,153) higher year-on-year than in 1Q10 (R$317,875).

This revenue is from the transmission capacity of Cemig GT made available to the national grid, and also from the jointly-controlled transmission subsidiaries, among which we highlight the transmission groups known as TBE and Taesa.

The increase in this revenue in 2011 is mainly due to acquisition of an interest in Taesa, in May 2010, through a public offer to acquire shares, which increased these revenues in 1Q11.

Deductions from operational revenues

Deductions from operational revenues in 1Q11 totaled R$1,647,650, or 18.27% more than in 1Q10 (R$1,393,136). The main variations in these deductions from revenue between the two years are:

The Fuel Consumption Account – CCC

The deduction for the CCC charge was R$157,302 in 1Q11, compared to R$98,942 in 1Q10, an increase of 58.98% . This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by an ANEEL Resolution.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE – Energy Development Account

The deduction from revenue for the CDE charge was R$122,855 in 1Q11, compared to R$110,176 in 1Q10, an increase of 11.51% . These payments are specified by a Resolution issued by the regulator, ANEEL. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion related to transmission services the Company merely acts as a channel for the CDE amount, charging it to Free Consumers on their invoices and paying it on to Eletrobrás.

The other deductions from revenue operate as taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Net financial revenue (expenses)) totaled R$2,327,125 in 1Q11, 20.74% more than in 1Q10 (R$1,927,535). This is mainly due to increases in the costs of Electricity bought for resale, and Outsourced services. There is more information on this in Explanatory Note 23 to the Consolidated Quarterly Information.

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 1Q11 was R$1,075,760, or 49.84% more than in 1Q10 (R$717,941). The higher amount is basically due to a higher volume of selling activity by Cemig GT – reflected in higher revenues in the distribution activity. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  There is more information on this in Explanatory Note 23 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 1Q11 was R$189,614, 1.44% more than in 1Q10 (R$186,921).

These charges, set by an ANEEL Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Personnel

Personnel expenses totaled R$281,967 in 1Q11, 4.27% less than in 1Q10 (R$294,543). This is largely due to the reduction of the number for employees from 2010 to 2011, as a result of the Company’s Voluntary Retirement Program, the effect being partly offset by the average salary increase of 7% agreed in November 2010, in the negotiations for the annual Collective Work Agreement for 2010–11.

Depreciation and amortization

Depreciation and amortization was 8.83% higher year-on-year: R$232,797 in 1Q11, compared to R$213,904 in 1Q10. The increase effectively reflects the Company’s increased investment program, mainly in the distribution business.

Post-employment obligations

Expenses on post-employment obligations totaled R$30,888 in 1Q11, 10.69% more than in 1Q10 (R$27,905). This expense represents the updating of the obligation, calculated in accordance with an actuarial opinion prepared by external consultants.

Operational provisions

Operational provisions totaled R$41,068 in 1Q11, compared to R$23,148 in 1Q10, an increase of 77.42% . The higher figure mainly reflects a reversal of R$11,042 in 1Q10, of the provision for civil lawsuits on the subject of tariff increases, due to finalization of the cases. Further information is given in Explanatory Note 23 to the Consolidated Quarterly Information.

Gas purchased for resale

The cost of gas purchased for resale was R$62,366 in 1Q11, 26.04% higher than in 1Q10 (R$49,481). This mainly reflects higher quantity of gas bought by Gasmig since Gasmig sold more gas in 1Q11, as a consequence of increased industrial activity.

Financial revenues (expenses)

The company posted net financial expenses of R$282,819 for 1Q11, which compares with net financial expenses of R$129,446 in 1Q10.  The main factors in this financial result are:

•      Higher expense on costs of loans and financings: R$302,699 in 1Q11, compared to R$231,034 in 1Q10. The higher figure reflects entry of new financings, one of the most important being the raising of R$600,000 by Cemig D in May 2010; and also the higher aggregate CDI rate over 1Q11 than in 1Q10 – the result of the increase in the Selic Rate by the Central Bank.

•      Increase in the expense of monetary variation on Loans and financings in Brazilian currency: R$50,964 in 1Q11, compared to R$31,975 in 1Q10. This increase is due, substantially, to the higher volume of funds indexed to the IPCA in first quarter 2011 than in 1Q10, arising from financings obtained at the end of 1st quarter 2010.

For a breakdown of financial revenues and expenses, please see Explanatory Note 24 to the Consolidated Quarterly Information.

Income tax and Social Contribution tax

In 1Q11, Cemig posted expenses on income tax and Social Contribution tax of R$250,492, which was 32.25% of the pre-tax profit of R$776,643. In 1Q10, Cemig posted expenses on income tax and Social Contribution tax of R$300,806, representing 36.65% of the pre-tax profit of R$820,872. These effective rates are reconciled with the nominal rates in Note 8 to the Consolidated Quarterly Information.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

(Data not reviewed by external auditors)

Investor Relations

In 2010, through strategic activities aiming to enable investors and stockholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we increased Cemig’s exposure to the Brazilian and global capital markets as a leading company in its sector.

We keep up a constant and proactive flow of communication with Cemig’s investor market, strengthening our credibility, seeking to increase interest in our securities and ensure that investors are satisfied with them.

Our results are published in presentations given by video webcasts and conference calls, with simultaneous translation into English, at which members of the Executive Board are always present – developing an increasingly transparent relationship, in line with the best corporate governance practices.

To serve our stockholders, who are spread over 40 countries, and facilitate optimum coverage of investors, Cemig was present in Brazil and worldwide at innumerable seminars, conferences, investor meetings, congresses, and roadshows; and also held video and telephone conference calls with analysts, investors and other parties interested in the capital markets.

At the end of May, for the 15th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, together with Apimec, the Brazilian Capital Markets and Analysts’ Association, in the town of Belo Horizonte, Minas Gerais, where these professionals once again had the opportunity to interact with the Company’s directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares have been listed under Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001 (with tickers CMIG3 and CMIG4 respectively). This classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed.

Because Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange — representing both the preferred shares (with ticker CIG) and the common shares (with ticker CIG.C) — it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Companies Manual.

Our preferred shares have been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Since the end of 2006 our material procedures related to preparation of the Consolidated Financial Statements have been compliant with the requirements of Section 404 of the Sarbanes-Oxley law of the US.

As well as our dividend policy, our bylaws include the targets of the Strategic Plan, as follows :

•      – to keep consolidated indebtedness equal to or less than 2 times Ebitda.

•      – to keep the consolidated ratio (Net debt) / (Net debt + Stockholders’ equity) equal to or less than 40%.

•      – to limit consolidated funds in Current assets to 5% of Ebitda.

•      – consolidated funds allocated to capital expenditure in each business year to be limited to 40% of Ebitda (exceptionally, 65% in 2006 and 55% in 2007).

•      – to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or greater than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations.

•      – to limit the expenses of the subsidiary Cemig Distribuição (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

•      The Board of Directors may authorize numbers in excess of these standards, in response to temporary needs, up to the following limits:

•      – consolidated debt: maximum of 2.5 times Ebitda.

•      – consolidated ratio (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%.

•      – consolidated funds in Current assets: maximum of 10% of Ebitda.

Board of Directors

Meetings

Our Board of Directors met 27 times in 2010, to discuss strategic planning, expansion projects, acquisition of new assets, and various other investments, among other subjects.

Membership, election and period of office

The present Board of Directors was elected on April 29, 2010, by the cumulative voting method, as specified by Article 141 of Law 6404 of December 15, 1976, as amended.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2012.

Principal responsibilities and attributions:

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•      Decision, before signing, on any contract to be entered into between Cemig and any stockholders or their parent companies.

•      Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 5 million or more.

•      Authorization for issuance of securities in the domestic or external market to raise funds.

•      Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Since 2006 Cemig has had committees, made up of members of the Board of Directors, to discuss and analyze matters to be decided by the Board, as follows:

1. The Board of Directors’ Support Committee;

2. The Corporate Governance and Sustainability Committee;

3. The Human Resources Committee;

4. The Strategy Committee;

5. The Committee for Business Development and Corporate Control of Subsidiaries and Affiliates; and,

6. The Finance, Audit and Risks Committee.

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, diplomacy, etc.), and very broad experience in business management. Their remuneration is on average 20% of that of the Chief Officers, and does not include any share purchase options.

Information on the composition of the Board of Directors, and the résumés of its members, are available on our website: http://ri.cemig.com.br

Audit Committee

As well as the Brazilian Corporate Law, in relation to the requirements of the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC), the capital markets regulator of the United states, we opted for the exemption allowed by the Exchange Act, rule 10-3A, and regulated by SEC release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

The Executive Board

The Executive Board is made up of eleven members whose individual functions are set by the company’s Bylaws. They are elected by the Board of Directors for periods of office of three years. They may be reelected; they may also be dismissed at any time by the Board of Directors.

Members are allowed also to hold simultaneous non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, on decision by the Boards of Directors of those companies. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors held after the Ordinary General Meeting of Stockholders of 2012.

The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br.

The Chief Officers have individual responsibilities established by the Board of Directors and the Bylaws, including:

Current management of the company’s business, complying with the Bylaws, the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget;

Decision on any disposal of goods, loans or financings; charges on any of the company’s property, plant or equipment; guarantees to third parties; or other legal acts or transactions, in all cases for amounts less than R$ 14 million.

The Executive Board normally meets weekly. In 2010 it held 65 meetings.

A list of the names and summary resumes of its members is available on our website: http://ri.cemig.com.br.

Audit Board

Meetings

The Audit Board held 11 meetings in 2010.

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected. They are:

one elected by the holders of the preferred shares;

one elected by holders of common shares other than those of the controlling group and representing at least 10% of the registered capital; and

three elected by the majority stockholder.

The members of the Audit Board are listed on our website: http://ri.cemig.com.br.

Principal responsibilities and attributions:

As well as the attributions specified by Law 6404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law — to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC), the capital markets regulator of the United states — we opted to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average earned by the Chief Officers.

Résumé information on its members is on our website: http://ri.cemig.com.br.

The Sarbanes-Oxley Law

Cemig obtained the first certification of its internal controls for mitigation of risks associated with the preparation and disclosure of the financial statements issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB). It is included in the 20-F Form relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

A link was established between the controls and the potentially significant accounting records, in the financial statements for 2009. Also, the design of the processes and key controls for ensuring mitigation of the risks associated with the preparation and disclosure of the financial statements for the year ended December 31, 2009 was validated.

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning — which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance Committee, Compliance with the Sarbanes-Oxley Law, the Budget Prioritization Committee, Internal Auditing, the Energy Risks Management Committee, the Insurable Risks Committee, and the Control and Management Committee.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. The result has been a perceived improvement in the effectiveness of the strategic controls, a commitment to implementation of the mitigating action plans proposed and, consequently, reduction of the financial impact and the probability of occurrence of innumerable risks.

The method for measurement of risks that Cemig has chosen is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives, risks, internal controls, and alignment.

To ensure safety, confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the SGIR (Integrated Risk Management System) application, which embodies the methodology referred to above. Cemig also has a site giving employees access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

Functional structure

The main determining factor for the option adopted for functional structure is decentralized management by Risk Managers. This expresses the corporative and matricidal nature of the function, with monitoring centralized by the Corporate Risk Management Unit, which generates relevant information with a systemic view and meets the demands of the Corporate Risk Management Committee. The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by corporate risk management in Cemig are:

Improvement of the methodology of calculation of financial exposure risks, to provide the maximum possible objectivity for the assessment made by managers, offering senior management maximum security in the process of taking decisions. The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy.

Creation of standard reports, to meet the needs of various decision levels in the company.

Statement of Ethical Principles and Code of Professional Conduct

The approval by Cemig’s Board of Directors, in May 2004, of the Statement of Ethical Principles and Code of Professional Conduct (http://ri.cemig.com.br), established a list of 11 principles of ethical conduct and value incorporated into Cemig’s company culture, and was an important step in perfecting the company’s internal system of corporate government and increasing our overall corporate transparency.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment and decision on any possible non-compliances with the document.

In December 2006 we created the Information Channel, to be used only by Cemig employees and workers. It enabled the Ethics Committee to receive anonymous reports, via an open channel on our intranet — the Anonymous Information Channel. These reports can deal with any type of irregular practice contrary to the Company’s interest, such as: financial fraud, including unauthorized alteration of documents, changing or suppression of financial, tax or accounting documents; undue appropriation of goods or resources; receipt of undue advantage by managers or employees; irregular contracting; or other illegal practices.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpreting, publicizing, applying and updating) of the Code of Professional Conduct.

It can receive and investigate any reports of violations of the ethical principles and rules of conduct, provided they are presented in a written document signed by the interested party. They are sent to the address: Cemig, Av. Barbacena 1200, SA/17°/B2 — accompanied by indication of the corresponding means of proof (witnesses, documents or other appropriate and sufficient means). They can also be sent by email or telephone — the address and phone number are well known to all the company’s employees.

In December 2006 we put in place our Anonymous Information Channel, available on the corporate intranet, the purpose of which is to receive, submit and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting. This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. This new instrument of corporate governance improves the management of our employees and of our business, and reaffirms our ethical principles.

The Statement of Ethical Principles and Code of Professional Conduct of Cemig is based on 11 Principles, which express the ethical conduct and values incorporated into its culture. It is available on our website: http://ri.cemig.com.br.

POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK ON

MARCH 31, 2011

	COMMON SHARES		PREFERRED SHARES		TOTAL SHARES
STOCKHOLDERS	(thousands)%		(thousands)%		(thousands)%
State of Minas Gerais	151,993,292	50.96	—	0.00	151,993,292	22.27
Other entities of Minas Gerais State	40,197	0.01	7,057,472	1.84	7,097,669	1.00
Total, controlling stockholder	152,033,489	50.97	7,057,472	1.84	159,090,961	23.31
AGC Energia S/A	98,321,592	32.96	—	0.00	98,321,592	14.41

Note: The stockholder AGC Energia S.A. is 100% controlled by Andrade Gutierrez Concessões S.A., a company registered for listing with the CVM (Brazilian Securities Commission).

SHARES OF THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND

MEMBERS OF THE AUDIT BOARD

	31.03.2011		31.03.2010
	ON	PN	ON	PN
CONTROLLING STOCKHOLDER	152,033,489	7,057,472	138,212,264	6,415,884
Board of Directors	2,324	1,188	109	438
Adriano Magalhães Chaves	1	—	1	—
Antônio Adriano Silva	1	—	1	—
Arcângelo Eustáquio Torres Queiroz	1	—	—	—
Cezar Manoel de Medeiros	1	—	1	—
Djalma Bastos de Morais	—	55	—	50
Dorothea Fonseca Furquim Werneck	1	—	—	—
Eduardo Borges de Andrade	—	1	—	—
Fernando Henrique Schüffner Neto	—	424	—	386
Francelino Pereira dos Santos	1	—	1	—
Franklin Moreira Gonçalves	1	—	1	—
Guilherme Horta Gonçalves Junior	1	—	1	—
Guy Maria Villela Paschoal	11	—	10	—
João Camilo Penna	1	1	1	1
Lauro Sérgio Vasconcelos David	1	—	1	—
Luiz Antônio Athayde Vasconcelos	1	—	1	—
Luiz Carlos Costeira Urquiza	1	—	—	—
Marco Antônio Rodrigues da Cunha	1	—	1	—
Maria Estela Kubitschek Lopes	1	—	1	—
Newton Brandão Ferraz Ramos	1	—	—	—
Otávio Marques de Azevedo	—	1	—	—
Paulo Márcio de Oliveira Monteiro	—	421	—	—
Paulo Roberto Reckziegel Guedes	—	1	—	—
Paulo Sérgio Machado Ribeiro	96	1	88	1
Renato Torres de Faria	—	1	—	—
Ricardo Antônio Mello Castanheira	1	—	—	—
Ricardo Coutinho de Sena	—	1	—	—
Saulo Alves Pereira Júnior	—	1	—	—
Tarcísio Augusto Carneiro	2,201	280	—	—

	STOCK POSITION
	31.03.2011		31.03.2010
NAME	ON	PN	ON	PN

EXECUTIVE BOARD	9	696	7	634
Djalma Bastos de Morais	—	55	—	50
Arlindo Porto Neto	1	—	1	—
Fernando Henrique Schüffner Neto	—	424	—	386
Frederico Pacheco de Medeiros	1	—	—	—
Fuad Jorge Noman Filho	—	—	—	—
José Carlos de Mattos	—	—	—	—
José Raimundo Dias Fonseca	—	—	—	—
Luiz Fernando Rolla	6	—	6	—
Luiz Henrique de Castro Carvalho	—	—	—	—
Luiz Henrique Michalick	—	217	—	198
Maria Celeste Morais Guimarães	1	—	—	—

AUDIT BOARD	4,400	—	—	—
Aliomar Silva Lima	—	—	—	—
Ari Barcelos da Silva	—	—	—	—
Aristóteles Luiz Menezes Vasconcellos Drummond	—	—	—	—
Helton da Silva Soares	—	—	—	—
Luiz Guaritá Neto	—	—	—	—
Marcus Eolo de Lamounier Bicalho	—	—	—	—
Newton de Moura	—	—	—	—
Rafael Cardoso Cordeiro	4,400	—	—	—
Thales de Souza Ramos Filho	—	—	—	—
Vicente de Paulo Barros Pegoraro	—	—	—	—

FREE FLOAT (shares in circulation)

(other than shares owned by the State of Minas Gerais) (*)

			PREFERRED SHARES		Total
DATE	ON (common) shares	%	(thousands)%		++TOTAL SHARES++	%
31.03.2011	146,233,846	49.03	376,794,638	98.09	523,028,484	76.64
31.03.2010	132,934,068	49.03	342,541,418	98.09	475,475,486	76.64

(*) Changes in numbers of shares arise from corporate action and/or events during 2010.

REPORT ON REVIEW OF THE QUARTERLY INFORMATION

To the Board of Directors and Stockholders of

Companhia Energética de Minas Gerais – Cemig

Belo Horizonte, Minas Gerais

Introduction

We have reviewed the interim individual and consolidated accounting information of Companhia Energética de Minas Gerais – Cemig, contained in the Quarterly Information (ITR) Form, relating to the quarter ending on March 31, 2011. This comprises the balance sheet and the related income statements, statement of comprehensive income, statement of changes in stockholders’ equity and statements of cash flows for the quarter ending on that date, including the explanatory notes.

The management is responsible for preparation of the individual interim accounting statements in accordance with Technical Pronouncement CPC 21 — Interim Reporting; for preparation of the consolidated interim accounting information in accordance with CPC 21 and the international rules of IAS 34 — Interim Financial Reporting, issued by the International Accounting Standards Board — IASB; and also for the presentation of that information in a way that is coherent with the rules issued by the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) that are applicable to preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We have conducted our review in accordance with the Brazilian and international rules on review of interim information (NBC TR 2410 — Review of Interim Information by the Entity’s Auditor, and ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim information consists of: asking of questions, principally of the people responsible for the financial and accounting subjects; and application of analytical procedures and other procedures of review. The scope of a review is significantly less than that of an audit conducted in accordance with the rules of auditing and, consequently, did not enable us to be certain that we became aware of all the significant subjects that could be identified in an audit. Thus, we have not expressed an audit opinion.

Conclusion on the individual interim accounting information

Based on our review, we have not become aware of any fact that could lead us to believe that the individual interim accounting information included in the Quarterly Information has not been prepared, in all material aspects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR)and presented in a way that is coherent with the rules issued by the CVM.

Conclusion about the consolidated interim accounting information

Based on our review, we are not aware of any fact that could lead us to believe that the consolidated interim accounting information included in the Quarterly Information referred to above has not been prepared, in all material aspects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in a way that is coherent with the rules issued by the CVM.

Point of emphasis

The indirectly jointly-controlled subsidiary Madeira Energia S.A. — Mesa and its subsidiary have incurred expenses related to development of the project for construction of the Santo Antonio hydroelectric power plant which, in accordance with the financial projections prepared by its Management, should be absorbed by the future revenues from the operations. The realization of the fixed asset constituted by the said expenditure, which on March 31, 2011 totaled R$ 8,066.8 billion, will, in accordance with management’s expectations, take place as from the start of operation, planned for December 2011. The amount proportionate to the Company is R$ 806.7 million in Fixed assets on March 31, 2011.

Other matters

Interim information on added value

We have also reviewed the individual and consolidated interim information of added value (DVAs) for the quarter ended March 31, 2011, presentation of which in the interim information is required under the rules of the CVM applicable to preparation of the Quarterly Information (ITR), and which is considered to be supplementary information under IFRS, which do not require presentation of the DVA. These statements were submitted to the same procedures of review described above and, based on our review, we are not aware of any fact that would lead us to believe that they were not prepared, in all material aspects, in accordance with the individual and consolidated interim information taken as a whole.

Belo Horizonte, May 16, 2011

KPMG Auditores Independentes

CRC No.: SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant — CRCMG058176/O-0

2.               Presentation of Financial Forecast Guidance 2011-2015 — 16th Annual CEMIG-APIMEC Meeting, June 3, 2011

XVI Encontro Anual CEMIG-APIMEC

Financial guidance

Arthur Saraiva Sette Câmara
June 3, 2011

CEMIG
A Melhor Energia do Brasil.

1/26 Financial guidance Arthur Saraiva Sette Câmara June 3, 2011

2/262 Disclaimer Guidance 2011–2015 Some of the statements in this presentation are “forward-looking statements” by the concept of the US Securities Law, and are subject to risks and uncertainties. “Forward-looking statements” are forecasts which may differ from the final numbers and are not under our control. For a discussion of the risks and uncertainties as they relate to us, please see our 20F Form for 2004, and in particular Item 3 which contains the item “Basic Information – Risk Factors”.

3 Assumptions

Financial indicators
Guidance 2011–2015

XVI Encontro Anual
CEMIG-APIMEC

	2011			2012 – 2015	
VARIABLES	Planned scenario	Central Bank	Febraban	Planned, average	Febraban
GDP	3.8%	4.0%	4.1%	4.7%	4.4%
IGP-M inflation	6.7%	6.9%	6.9%	4.7%	4.6%
IPCA inflation	6.0%	6.3%	6.3%	4.6%	4.6%
Selic. average	12.3%	12.2%	12.2%	10.7%	10.9%
R$/US$, eop	1.7	1.6	1.6	2.0(*)	1.8(*)

(*) End of period.

4

CEMIG

4/264 Financial indicators Guidance 2011–2015 Central Bank 3.8% 6.7% 12.3% Planned scenario 2011 6.0% 1.7 Central Bank 4.0% 6.9% 12.2% 6.3% 1.6 4.1% 6.9% 12.2% 6.3% 1.6 Febraban Planned, average 4.7% 4.7% 10.7% 4.6% 2.0(*) 4.4% 4.6% 10.9% 4.6% 1.8(*) Sources: GDP IGP-M inflation Selic. average IPCA inflation R$/US$, eop VARIABLES 2012–2015 (*) End of period. MCM Consultores; Focus Report of May 6, 2011; Febraban (Brazilian Banks Association), May 2011. Febraban

XVI Encontro Anual
CEMIG-APIMEC

Distribution market

CEMIG D

Retail market

(Captive market) – TWh

30
25
20
15
24.3
23.2
25.8
23.4
26.7
24.2
27.6
25.1
28.5
25.9
2011
2012
2013
2014
2015

Total energy distributed

(Captive + Free) – TWh

60
50
40
30
44.8
42.7
47.9
43.5
49.9
45.2
51.8
47.0
53.8
48.8
2011
2012
2013
2014
2015

Assumptions about the market:

5

CEMIG

5/265 Distribution market CEMIG D Assumptions about the market: Recovery continues after 2011 Investments that were postponed as a result of the 2009 world crisis are made Total energy distributed (Captive + Free ) – TWh Retail market (Captive market) – TWh 51.8 49.9 47.9 44.8 53.8 26.7 25.8 27.6 28.5 24.3

Generation market
CEMIG GT

XVI Encontro Anual
CEMIG-APIMEC

MARKET – TWh

50
40
30
20
10
0
40.1
4.2
35.9
35.3
37.2
38.0
36.1
2011
2012
2013
2014
2015
Own resources
Secondary supply

6

CEMIG

6/26 4.2 MARKET – TWh Own resources Secondary supply 40.1 Generation market CEMIG GT In 2011 Cemig GT participated in the Secondary Energy market (additional generation above the assured physical levels, due to favorable hydrology and sold on the Short-term (Spot) Market) Energy purchases (Petrobrás, Copel, Incentive-bearing sources, Wind Power, RBE, remainder from Santo Antônio)

Average generation prices
CEMIG GT

XVI Encontro Anual
CEMIG-APIMEC

Effect of renewal of existing contracts

(R$/MWh)

140
125
110
95
80
130
126
121
117
113
110
113
110
102
2011
2012
2013
2014
2015
Constant currency of June 2011

7

7/267 Average generation prices CEMIG GT Effect of renewal of existing contracts (R$/MWh) In 2011 there has been a significant reduction in the projected short-term (spot) price at the secondary energy market If isolated, this effect on the average price of energy would be 110.5 R$/MWh Starting in 2014, the existing contracts will be replaced by new contracts with higher prices Constant currency of June 2011 113 113 121 130 102

Transmission revenue
CEMIG GT

XVI Encontro Anual
CEMIG-APIMEC

Expected changes in RAP

700
650
600
550
500
606
624
620
612
612
2011
2012
2013
2014
2015

Constant R$ mn as of June 2011

8

CEMIG

8/268 Transmission revenue CEMIG GT Expected changes in RAP Constant R$ mn as of June 2011

9/269 Cost assumptions Distribution Driver: the “Reference Company” for Cemig D (Distribution company) Transmission business (Company: Cemig GT) Driver: regulatory reference company Generation business (Company: Cemig GT) Driver: best market practices PMSO – Personnel, Material, Third party services and others

10 Results

XVI Encontro Anual
CEMIG-APIMEC

Ebitda

Guidance 2011–2015

Consolidated

7000
6250
5500
4750
4000
2011
2012
2013
2014
2015

Constant R$ mn. as of June 2011

11
CEMIG

11/26 11 Consolidated Consolidated includes the amounts of the holding company and affiliated companies Year Lower limit Upper limit 2011 5,012 5,616 2012 5,074 5,838 2013 4,707 5,416 2014 5,123 5,895 2015 5,302 6,097 Ebitda Guidance 2011–2015 Constant R$ mn. as of June 2011

Ebitda

Guidance 2011–2015

XVI Encontro Anual
CEMIG-APIMEC

Cemig D

2000
1750
1500
1250
1000
2011
2012

Cemig GT – Consolidated

3500
3000
2500
2000
1500
2011
2012

Holdings

1350
1200
1050
900
750
2011
2012

Constant R$ mn. as of June 2011

12

CEMIG

12/26 12 Ebitda Guidance 2011–2015 Cemig D Cemig GT – Consolidated Holdings Year Lower limit Upper limit 2011 1,451 1,773 2012 1,466 1,792 Year Lower limit Upper limit 2011 2,603 3,182 2012 2,716 3,319 Ano Limite Inferior Limite Superior 2011 944 1,153 2012 1,064 1,300 Constant R$ mn. as of June 2011

13/26 Financial guidance Investor Relations Telephone: (+55 31) 3506-5024 Fax: (+55-31) 3506-5025 ri@cemig.com.br http://ri.cemig.com.br

14 Appendix

XVI Encontro Anual
CEMIG-APIMEC

Appendix
Holdings

Holdings linked to the Company GT:

Generating companies

- ✓ Baguari
- ✓ Cachoeirão
- ✓ Eólicas
- ✓ Mesa
- ✓ Pipoca
- ✓ Paracambi

Transmission companies

- ✓ Aliança
- ✓ EBTE

15

CEMIG

15/26 15 Appendix Holdings Baguari Cachoeirão Eólicas Mesa Pipoca Paracambi Holdings linked to the Company GT: Generating companies Aliança EBTE Transmission companies

Appendix
Holdings

XVI Encontro Anual
CEMIG-APIMEC

Holdings linked to the Holding Company:

Generation companies

Transmission companies

Distribution and service companies

- ✓ Axxiom
- ✓ Cemig Telecom
- ✓ Cemig Serviços
- ✓ Efficientia
- ✓ Gasmig
- ✓ Light
- ✓ Trading

16

CEMIG

16/26 16 Appendix Holdings Centroeste EATE ECTE ENTE ETEP ERTE Transchile Transirapé Transleste Transudeste Axxiom Cemig Telecom Cemig Serviços Efficientia Gasmig Light Trading Holdings linked to the Holding Company: Barreiro Capim Branco Cemig PCH Horizontes Ipatinga Pai Joaquim Rosal Sá Carvalho Generation companies Transmission companies Distribution and service companies

3.               Material Announcement — Acquisition of Interest in Transmission Assets by CEMIG Affiliate TAESA, June 2, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

On June 2, 2011, Transmissora Aliança de Energia Elétrica S.A. (“TAESA”), an affiliated company of CEMIG, signed two Share Purchase Agreements with the ABENGOA Group:

1)             the first is for acquisition of 50% of the shares held by Abengoa Concessões Brasil Holding S.A. in the registered capital of Abengoa Participações Holding S.A., which on the closing date of the transaction will own 100% (one hundred per cent) of the registered capital of the following transmission companies:

STE — Sul Transmissora de Energia S.A., ATE Transmissora de Energia S.A.,	ATE II Transmissora de Energia S.A., and ATE III Transmissora de Energia S.A.;

2)             the second is for acquisition of 100% of the shares held by Abengoa Concessões Brasil Holding S.A. and by Abengoa Construção Brasil Ltda. in the registered capital of:

NTE - Nordeste Transmissora de Energia S.A.;

(the five companies being referred to jointly as “the Transmission Companies”).

For the acquisitions described in the two Share Purchase Agreements TAESA will pay a total of R$ 1,099,224,000.00 (one billion, ninety nine  million two hundred twenty four thousand Reais), in currency of December 31, 2010.

The acquisition price will be updated in monetary terms by the accumulated variation of the Selic rate from the base-date of December 31, 2010 to the last business day prior to the date of conclusion of the transaction, on which day the payment and effective acquisition of the shares by TAESA takes place. The acquisition price will be adjusted for stockholder proceeds and/or any increases or reductions in capital that occur between the base date and the date of conclusion of the transaction.

Conclusion of the transaction and effective acquisition of the shares by TAESA shall be subject to certain conditions precedent, among which we mention:

(i)                                     approval by the General Meeting of Stockholders of the Company;

(ii)                                  consent of the financing banks of the Transmission Companies; and

(iii)                               approval by the Brazilian electricity regulator, Aneel.

The transaction will also be submitted to the Brazilian monopolies authority, CADE, in accordance with Law 8884/94.

The company will keep the market duly and timely informed on progress of the transaction.

Belo Horizonte, June 2, 2011.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.               Market Announcement — File of Media Release on Acquisitions by TAESA, June 2, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

MEDIA RELEASE ON ABENGOA ACQUISITION

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

Today Transmissora Aliança de Energia Elétrica S.A. (“TAESA”), an affiliated company of Cemig, issued a Media Release with the following content:

“ MEDIA RELEASE

TAESA ACQUIRES CONCESSION AND EQUITY IN

FOUR ELECTRICITY TRANSMISSION ASSETS FROM THE ABENGOA GROUP

•                  Transaction increases the Cemig Group’s Brazilian Transmission Market Share (measured by Permitted Annual Revenue — RAP) from 6.5% to 8.6%.

•                  Consistent with Cemig’s strategy of sustainable growth that adds value for stockholders.

•                  On 2010 figures (pre-IFRS), the acquisition increases Taesa’s Ebitda by over R$ 200 million.

•                  TAESA becomes the largest private-sector transmission company with New Model contracts — those granted since 2000, for periods of 30 years.

Rio de Janeiro, Brasil, June 2, 2011:   TAESA (IBOV: TRNA11) hereby informs its stockholders, the market and the public that today it signed two Share Purchase Agreements:

1)     for acquisition of 50% of the shares held by Abengoa Concessões Brasil Holding S.A. in the registered capital of Abengoa Participações Holding S.A., which on the closing date of the transaction will own 100% (one hundred per cent) of the registered capital of the following transmission companies:

STE — Sul Transmissora de Energia S.A., ATE Transmissora de Energia S.A.,	ATE II Transmissora de Energia S.A., and ATE III Transmissora de Energia S.A.;

2)     for acquisition of 100% of the shares held by Abengoa Concessões Brasil Holding S.A. and by Abengoa Construção Brasil Ltda. in the registered capital of:

NTE - Nordeste Transmissora de Energia S.A.;

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

TRANSACTION STRUCTURE

The transaction is fully in line with TAESA’s strategy of maximizing its results through increase in its electricity transmission market share, with returns that add value and are compatible with the characteristics of its business. With the acquisition:

•                  TAESA increases the length of its transmission network (considering 100% of the lines) by 68% from the present 3,712km to 6,250km; and

•                  TAESA will increase its Brazilian electricity transmission market share (in terms of Permitted Annual Revenue (RAP) from the present 6.5% to 8.6%.

The transaction is also in line with the principle of maximization of TAESA’s results: it represents 2010 EV/ Ebitda of 7.4x (BRGAAP), in line with precedent transactions in the Brazilian market.

For the total of the transaction — the acquisitions under the two Share Purchase Agreements — TAESA will pay a total of R$ 1,099,224,000.00 (one billion, ninety nine million two hundred twenty four thousand Reais), in currency of December 31, 2010.  Taesa has a comfortable financial situation and will raise the necessary funds to finance this acquisition in the financial market.”

Belo Horizonte, June 2, 2011.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

5.               Summary of Minutes of the 510th Meeting of the Board of Directors, May 5, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 510TH MEETING

Date, time and place:	May 5, 2011 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Dorothea Fonseca Furquim Werneck;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I           The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II         The Chair stated that all the matters on the agenda had been examined by Committees of the Board of Directors, and their approval recommended.

III        The Chair reported that the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2011 had changed the names of two Chief Officers’ Departments:

•  From:         Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:          Department of Business Development

•  From:         Department of Finance, Investor Relations and Financial Control of Holdings

To:          Department of Finance and Investor Relations.

IV        The Board approved:

a)     The proposal by the Chair that the following should be elected to serve the same period of office that remains to the other Chief Officers, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 2012:

as Chief Finance and Investor Relations Officer:

Luiz Fernando Rolla	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ney Lambert 112, Belvedere, CEP 30320-440, CI MG-1389219 and CPF 195805686-34;

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– and as Chief Business Development Officer:

Fernando Henrique Schüffner Neto

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395/700, Santo Agostinho, CEP 30190-090, Identity Card M-1311632-SSP/MG and CPF 320008396-49;

b)    Change in the Internal Regulations of the Board of Directors to change the names of those Departments.

c)     The minutes of this meeting.

V         The Board authorized signing of a Loan Agreement between Cemig and Light S.A., as lenders, and Lightger S.A., as borrower, establishing, among others, the following points:

•                                        the participation of Cemig GT will be 49%, and that of Light S.A. 51%;

•      the loan will be given for twelve months, from the date of signature of the agreement, and paid in a single installment, augmented by interest and charges;

•                                        in the event of default by Lightger S.A., the creditors may use their credit in the form of subscription of the registered capital of Lightger S.A., either directly or indirectly, through any one of their subsidiaries, obligatorily maintaining the proportion of ownership of the registered capital of that Company; and

•                                        the loan shall mature early, in favor of Cemig and Light, in the event that the amounts lent are used for expenses not related to payment of the installments in the contracts for construction of the Paracambi Small Hydro Plant (PCH) and/or in the acquisition of the real estate properties necessary for its construction and operation.

VI        The Board terminated, on May 5, 2011, the PDV Temporary Voluntary Retirement Program, which had been approved by Board Spending Decision (CRCA) 020/2009.

VII      The Board ratified signature of the Technical Cooperation Working Agreement for secondment of an employee with Copasa MG, for assignment of Ms. Denise Abijaode Abras, to provide services to that company, for a period of one year, from February 1, 2011, able to be extended, by prior agreement of the interested party and formalization of the appropriate legal instrument.

VIII     The Board ratified:

a)     The conditions set by CRCA-003/2011 for signature by Cemig, as consenting party, jointly with Furnas Centrais Elétricas S.A. and Eletrobrás, of BNDES Financing Facility Contract 10.2.1862.1 to finance Companhia de Transmissão Centroeste de Minas for construction of the Furnas—Pimenta transmission line, to register the alteration demanded by the BNDES, to provide that the beneficiary will pay that Bank a charge for allocation of lending credit.

b)     CRCA-066/2010, to reduce the amount relating to the Loan Agreement with Lightger S.A., the other terms of that CRCA being unchanged.

IX        The Chair stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;
Deputy CEO:	Arlindo Porto Neto;
Chief Trading Officer:	José Raimundo Dias Fonseca;
Chief Distribution and Sales Officer:	José Carlos de Mattos;
Chief Finance and Investor Relations Officer	Luiz Fernando Rolla;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;
Chief Corporate Management Officer:	Frederico Pacheco de Medeiros;
Chief Business Development Officer	Fernando Henrique Schüffner Neto;
Chief Officer for the Gas Division:	Fuad Jorge Noman Filho;
Chief Counsel:	Maria Celeste Morais Guimarães; and
Chief Institutional Relations and Communication Officer:	Luiz Henrique Michalick.

X         The elected Chief Officers declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

XI        The following spoke on general matters and business of interest to the Company:

Members of the Board; and the Chief Finance and Investor Relations Officer, Luiz Fernando Rolla.

The following were present:

Board members:	Dorothea Fonseca Furquim Werneck,	Paulo Roberto Reckziegel Guedes,
	Djalma Bastos de Morais,	Saulo Alves Pereira Junior,
	Antônio Adriano Silva,	Paulo Márcio de Oliveira Monteiro,
	Arcângelo Eustáquio Torres Queiroz,	Cezar Manoel de Medeiros,
	Eduardo Borges de Andrade,	Fernando Henrique Schüffner Neto,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
	Guy Maria Villela Paschoal,	Marco Antonio Rodrigues da Cunha,
	João Camilo Penna,	Newton Brandão Ferraz Ramos,
	Luiz Carlos Costeira Urquiza,	Paulo Sérgio Machado Ribeiro,
	Maria Estela Kubitschek Lopes,	Ricardo Antônio Mello Castanheira,
Tarcísio Augusto Carneiro;

Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

6.               Summary of Principal Decisions of the 511th Meeting of the Board of Directors, June 2, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 2, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 511th meeting, held on June 2, 2011, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.               Signing of a mutual cooperation working agreement for secondment of an employee.

2.               Contracting of services for construction, electrical and hydraulic infrastructure works and refurbishment, for preventive and corrective building maintenance, preparation of plans, engineering and technical support in building facilities, to serve the real estate units of Belo Horizonte and Contagem, Minas Gerais.

3.               Contracting of corporate credit card implementation and administration services.

4.               Orientation of vote at the Extraordinary General Meeting of Stockholders and in the meetings of the Board of Directors of Amazonense de Transmissão de Energia S.A. – EATE.

5.               Investment in generation.

6.               Change in the composition of the Board of Directors Support Committee.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.     Summary of Principal Decisions of the 129th Meeting of the Board of Directors of CEMIG Distribuição S.A., June 2, 2011

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ: 06.981.180/0001-16

NIRE: 3130002056-8

BOARD OF DIRECTORS

Meeting of June 2, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 129th meeting, held on June 2, 2011, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Project: Internal and External Recovery of Materials and Equipment.

2.               Filing of a legal action against the State of Minas Gerais for issuance of Environmental Intervention Authorizations (DAIAs), Environmental Functioning Authorizations (AAFs) and such other documents as are necessary to make it possible to go forward with the works of the Distributor Development Plan.

3.               Contracting of services of management for the works of Phase 3 of the Light for Everyone (Luz para Todos) Program.

4.               Contracting of operational risk insurance.

5.               Delegation of powers for signing of documents in the Trading Department.

6.               Signature of a debt recognition undertaking and agreement with ArcelorMittal Brasil S.A.

7.               Signature of a settlement agreement under judicial recovery proceedings, with Indústria Labortêxtil LTDA.

8.               Contracting of services for construction, electrical and hydraulic infrastructure works and refurbishment, for preventive and corrective building maintenance, preparation of plans, engineering and technical support in building facilities, to serve the real estate units of Belo Horizonte and Contagem, Minas Gerais.

9.               Contracting of corporate credit card implementation and administration services.

10.         Change in the composition of the Board of Directors Support Committee.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.     Summary of Principal Decisions of the 137th Meeting of the Board of Directors of CEMIG Geração e Transmissão S.A., June 2, 2011

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

Meeting of June 2, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 137th meeting, held on June 2, 2011, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

1.                   Signing of a contract for provision of owner’s engineering services with Empresa Santos Dumont de Energia S.A. — ESDE.

2.                   Signing of a Working Agreement with Epamig — Empresa de Pesquisa Agropecuária de Minas Gerais (Minas Gerais Farming Research Company).

3.                   Signing of a Working Agreement with the State of Minas Gerais, through the Minas Gerais State Military Police — PMMG.

4.                   Signing of an amendment to Contract for Use of the Transmission System (CUST) No. 076/2002, with the National Electricity System Operator (ONS).

5.                   Signing of amendments to Contract for Use of the Transmission System (CUST) No. 026/2003, with the National Electricity System Operator (ONS).

6.                   Increase in the registered capital of Empresa Brasileira de Transmissão de Energia S.A. — EBTE / Re-ratification of Board Spending Decision (CRCA).

7.                   Contracting of operational risk insurance.

8.                   Delegation of powers for signing of documents in the Trading Department.

9.                   Contracting of services for construction, electrical and hydraulic infrastructure works and refurbishment, for preventive and corrective building maintenance, preparation of plans, engineering and technical support in building facilities, to serve the real estate units of Belo Horizonte and Contagem, Minas Gerais.

10.             Contracting of corporate credit card implementation and administration services.

11.              Investment in transmission.

12.              Investment in generation.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.                  Change in the composition of the Board of Directors Support Committee.

9.     Market Announcement — Presentation of 16th Annual CEMIG-APIMEC Meeting

With respect to the XVI Encontro Anual Cemig Apimec 2011, besides the presentation of the Director of Finance and Investor Relations, annexed hereto, are also on our website, http://ri.cemig.com.br, the following Presentations: Chair of the Board of Directors DPR DVP DDN DGE DGA DDC DCM DGT DRC DJR “Maintenance of the Generation and Transmission Assets” “Restructuring Electricity System Operations” “3rd Tariff Review Cycle for Distributors” “The PremiarTrees and Networks Management Program” “TAESA” “TAQUARIL Substation”

XVI Encontro Anual
CEMIG-APIMEC

Finance and Investor Relations

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer (DFN)

June 3, 2011

CEMIG
A Melhor Energia do Brasil.

Luiz Fernando Rolla Chief Finance and Investor Relations Officer (DFN) June 3, 2011 Finance and Investor Relations

XVI Encontro Anual
CEMIG-APIMEC

Cemig as a global investment option…

Long-term target is to have 20% market share in the three segments of Brazil's electricity sector

2

CEMIG

Largest integrated electricity company in Brazil, operating in almost the whole country 485,476 km of distribution networks 8,861 km of transmission lines 6,896 MW Total installed capacity Long-term target is to have 20% market share in the three segments of Financial highlights (R$ billion) Total assets 33.5 Stockholders’ equity 11.5 Net revenue 12.9 Consolidated cash flow 3.0 Market Capitalization* 21.0 Investments outside Brazil 2 * Market Cap. calculated as (total number of shares) at (price of preferred shares on May 6, 2011) Cemig as a global investment option...

...with Shareholders in more than 44 countries

XVI Encontro Anual
CEMIG-APIMEC

North America
Canada
United States
Mexico
EUROPE
Luxembourg
UK
Spain
Switzerland
Ireland
Guernsey
Jersey
Holland
France
Norway
Denmark
Italy
Sweden
Germany
Belgium
Austria
Portugal
Poland
Romania
ASIA
Brunei
China
Singapore
South Korea
Japan
Malaysia
Taiwan
CIG/2010
7.2
US$ billion
CIG.C/2010
3.7
US$ million
NYSE
XCMIG/2010
€ 40.8 million
Latibex
Central America
Bermuda
Bahamas
Cayman Islands
Turks and Caicos Is.
Virgin Islands
Middle East
Saudi Arabia
UEA
Kuwait
Lebanon
Oman
Syria
OCEANIA
Australia
BOVESPA
South America
Argentina
Bolivia
Brazil
Chile
Uruguay
CMIG4/2010
9.06
R$ billion
CMIG3/2010
409
R$ million

Cemig's Market Cap.* (R$ bn)

11
15
17
16
16
20
18
21
2004
2005
2006
2007
2008
2009
2010
2011

Average daily volume in 2010

Bovespa: R$ 42 million
NYSE: US$32 million

3

CEMIG

...with Shareholders in more than 44 countries 3 ASIA Australia OCEANIA North America South America Central America Middle East Average daily volume in 2010 Bovespa: R$ 42 million NYSE: US$32 million Canada United States Mexico Bermuda Bahamas Cayman Islands Turks and Caicos Is. Virgin Islands Argentina Bolivia Brazil Chile Uruguay Saudi Arabia UEA Kuwait Lebanon Oman Syria *Market Cap. = (total shares) x (price of preferred shares May 6, 2011) Luxembourg UK Spain Switzerland Ireland Guernsey Jersey Holland France Norway Denmark Italy Sweden Germany Belgium Austria Portugal Poland Romania EUROPE Brunei China Singapore South Korea Japan Malaysia Taiwan

XVI Encontro Anual
CEMIG-APIMEC

Long-term commitment to shareholders

895%
533%
408%
276%
Dec/99
May/01
Oct/02
Mar/04
Aug/05
Jan/07
Jun/08
Nov/09
Apr/11
CMIG3
CMIG4
CDI
IBOV

4
CEMIG

Long-term commitment to shareholders Cemig’s shares performance from December 1999 to May 2011 In the past few years, Cemig’s shares had lower risk and higher returns than the Bovespa index 4

XVI Encontro Anual CEMIG-APIMEC

Return to shareholders

Dividends paid (R$ mn)

1,001
497
715
872
944
900
931
2006
2007
2008
2009
2010

Dividend payout %

8
6
6
9
2007
2008
2009
2010

5

CEMIG

Dividends paid (R$ mn) Dividend payout % o Dividends paid in 2010 totaled R$ 1.8 billion: Ordinary dividends amounted to R$ 931 million, paid in June and Dec. 2010 Extraordinary dividends of R$ 900 million, paid in Dec. 2010 o Distribution of 2010 net income was proposed and approved: 52.97% of net income or R$ 1.196 billion in dividends, equivalent to R$ 1.75/share 5 2006 2007 2008 2009 2010 1,001 715 872 944 931 497 900 Return to shareholders

Portfolio of businesses ensures results

XVI Encontro Anual
CEMIG-APIMEC

Net revenue
63%
2%
1%
8%
26%
Ebitda
1% 2%
34%
48%
15%
Net income
8%
3%
50%
26%
13%

- We continue to deliver consistent results to shareholders

6
CEMIG

Portfolio of businesses ensures results 26% 8% 63% 2% 1% Net revenue 50% 13% 26% 3% 8% Net income 48% 15% 34% 1% 2% Ebitda We continue to deliver consistent results to shareholders 2010, R$ mn Generation Transmisssion Distribution Natural gas Other Net revenue 3,412 1,128 8,398 315 125 Net income 1,136 299 574 60 189 Ebitda 2,162 663 1,553 67 98 Sales 36,440 MWh - 22,550 MWh 962 mm m³ 7,265 MWh 6 The efficiency of Cemig’s growth model strengthens its strategic position

Cemig Group of companies and consotria

XVI Encontro Anual
CEMIG-APIMEC

As of March 26, 2011

CIA. ENERGÉTICA DE MINAS GERAIS
LIGHT S.A. 26.06%
Parati S.A. Participações em Ativos De Energia Elétrica CV: 50% CT:25%
CEMIG Distribuição S.A. 100%
CEMIG Geração e Transmissão S.A. 100%
Light Energia S.A. 100%
Lajes Small Hydro Plant Consortium 49%
Lightger S.A. 51% 49%
Light Soluções Ltda. 100%
Itaocara Energia Ltda. 100%
Itaocara Hydro Power Consortium 49%
Light Esco Prest. Serviços Ltda. 100%
EBL Companhia de Eficiência Energética S.A. 33%
Light Social and Urban Development Institute (ILDSU) 100%
Light Serviços de Eletricidade S.A. 100%
Lightcom Comercializadora de Energia S.A. 100%
Hidrelétrica Cachoeirão S.A 49%
Aimorés Hydro Plant Consortium 49%
Guanhães Energia S.A. 49%
Funil Hydro Power Consortium 49%
Madeira Energia S.A. 10%
Igarapava Hydro Plant Consortium 14.5%
Santo Antônio Energia S.A. 100%
Porto Estrela Hydro Power Consortium 33.33%
Hidrelétrica Pipoca S.A. 49%
Queimado Hydro Power Consortium 82.5%
Baguari Energia S.A. 69.39%
Central Eólica Praias de Parajuru S.A. 49%
Baguari Hydro Power Consortium 49%
Central Eólica Praia Do Morgado S.A. 49%
CEMIG Baguari Energia S.A. 100%
Central Eólica Volta Do Rio S.A. 49%
Transmissora Aliança de Energia Elétrica S.A. VS: 48% TS: 56.69%
Brasnorte Transmissora de Energia S.A. 38.67%
ETAU – Empresa de Transmissão do Alto Uruguai S.A. 52.58%
Usina Térmica Ipatinga S.A. 100%
Cemig PCH S.A. 100%
Horizontes Energia S.A. 100%
Sá Carvalho S.A. 100%
Rosal Energia S.A. 100%
Usina Termelétrica Barreiro S.A. 100%
Central Termelétrica de Cogeração S.A. 100%
Central Hidrelétrica Pai Joaquim S.A. 100%
Cemig Capim Branco Energia S.A. 100%
Capim Branco Energy Consortium 21.05%
Cia. Transleste de Transmissão 25%
Cia. Transirapé de Transmissão 24.5%
Cia. de Transmissão Centroeste de Minas 51%
Cia. Transudeste de Transmissão 24%
Transchile Charrúa Transmisión S.A. 49%
Empresa Catarinense de Transmissão de Energia S.A. 19.09%
Empresa Regional de Transmissão de Energia S.A. 49.99%
Empresa Norte de Transmissão de Energia S.A. 49.99%
Empresa Paraense de Transmissão de Energia S.A. 49.98%
Empresa Amazonense de Transmissão de Energia S.A. 49.98%
Cia. de Gás de Minas Gerais 55.2%
Efficientia S.A. 100%
Axxiom Soluções Tecnológicas S.A. Light 51% Cemig 49%
Cemig Trading S.A. 100%
Strategic Technology Management Center (CGET) 100%
Cemig Serviços S.A. 100%
Cemig Telecomunicações S.A. 99.99%
Ativas Data Center S.A. 49%
Empresa Santos Dumont de Energia S.A. 100%
STC – Sistema de Transmissão Catarinense S.A. 80%
Lumitrans Companhia Transmissora de Energia Elétrica 80%
Empresa Brasileira de Transmissão de Energia S.A. 49%
Key
Transmission companies
Distribution companies
Generation companies
Wind power companies
Generation consortia
Non-profit
Distribution of gas
Telecoms
Trading
Holding company
Services
VS = Voting stock TS= Total stock

58 Companies
9 Consortia

7

CEMIG

Cemig Group of companies and consotria 7 Transmission companies Distribution companies Generation companies Wind power companies Generation consortia Non-profit Distribution of gas Telecoms Trading Holding company Services Key Empresa Brasileira de Transmissão de Energia S.A. 49% VS = Voting stock TS= Total stock 58 Companies 9 Consortia CIA. ENERGÉTICA DE MINAS GERAIS Capim Branco Energy Consortium 21.05% Cemig Capim Branco Energia S.A. 100% Usina Térmica Ipatinga S.A. 100% Cemig PCH S.A. 100% Horizontes Energia S.A. 100% Sá Carvalho S.A. 100% Rosal Energia S.A. 100% Usina Termelétrica Barreiro S.A. 100% Cia. Transleste de Transmissão 25% Empresa Catarinense de Transmissão de Energia S.A. 19.09% Empresa Regional de Transmissão de Energia S.A. 49.99% Empresa Paraense de Transmissão de Energia S.A. 49.98% Empresa Norte de Transmissão de Energia S.A. 49.99% Empresa Amazonense de Transmissão de Energia S.A. 49.98% Cia. Transirapé de Transmissão 24.5% Cia. de Transmissão Centroeste de Minas 51% Cia. Transudeste de Transmissão 24% Transchile Charrúa Transmisión S.A. 49% CEMIG Geração e Transmissão S.A. 100% Baguari Energia S.A. 69.39% Hidrelétrica Cachoeirão S.A 49% Funil Hydro Power Consortium 49% Igarapava Hydro Plant Consortium 14.5% Porto Estrela Hydro Power Consortium 33.33% Queimado Hydro Power Consortium 82.5% Aimorés Hydro Plant Consortium 49% Guanhães Energia S.A. 49% LIGHT S.A. 26.06% CEMIG Distribuição S.A. 100% Madeira Energia S.A. 10% Light Energia S.A. 100% Light Serviços de Eletricidade S.A. 100% Light Social and Urban Development Institute (ILDSU) 100% Light Esco Prest. Serviços Ltda. 100% Lightger S.A. 51% 49% Itaocara Energia Ltda. 100% Light Soluções Ltda. 100% Hidrelétrica Pipoca S.A. 49% Santo Antônio Energia S.A. 100% EBL Companhia de Eficiência Energética S.A. 33% Itaocara Hydro Power Consortium 49% Lajes Small Hydro Plant Consortium 49% STC Sistema de Transmissão Catarinense S.A. 80% Lumitrans Companhia Transmissora de Energia Elétrica 80% Central Termelétrica de Cogeração S.A. 100% Central Hidrelétrica Pai Joaquim S.A. 100% Empresa Santos Dumont de Energia S.A. 100% Cia. de Gás de Minas Gerais 55.2% Strategic Technology Management Center (CGET) 100% Cemig Telecomunicações S.A. 99.99% Efficientia S.A. 100% Cemig Trading S.A. 100% Axxiom Soluções Tecnológicas S.A. Light 51% Cemig 49% Cemig Serviços S.A. 100% Transmissora Aliança de Energia Elétrica S.A. VS: 48% TS: 56.69% ETAU Empresa de Transmissão do Alto Uruguai S.A. 52.58% Brasnorte Transmissora de Energia S.A. 38.67% Central Eólica Praias de Parajuru S.A. 49% Central Eólica Praia Do Morgado S.A. 49% Central Eólica Volta Do Rio S.A. 49% Baguari Hydro Power Consortium 49% CEMIG Baguari Energia S.A. 100% Lightcom Comercializadora de Energia S.A. 100% Ativas Data Center S.A. 49% As of March 26, 2011 Parati S.A. Participações em Ativos De Energia Elétrica CV: 50% CT:25%

Investment Grade Speculative Grade Aaa Aa1 Aa2 Aa3 A1 A2 A3 Baa1 Baa2 Baa3 Ba1 Ba2 Ba3 B1 B2 B3 Caa1 Caa2 Caa3 Ca C AA(bra) Cemig H, Cemig GT and Cemig D Brazilian scale Aa1.br Cemig GT and Cemig D Aa2.br Cemig H Baa3 Cemig GT and Cemig D Global scale Ba1 Cemig H Global scale brAA- Cemig GT and Cemig H brAA Cemig D BB Cemig H, Cemig GT and Cemig D Global scale Investment Grade Investment Grade Speculative Grade AA+ AA AA- A+ A A- BBB+ BBB BBB- BB+ BB BB- B+ B B- CCC CC C RD D Investment Grade Speculative Grade AAA AA+ AA AA- A+ A A- BBB+ BBB BBB- BB+ BB BB- B+ B B- C a CCC Fitch Ratings: “Cemig has succeeded in carrying out significant acquisitions, based on the strategies laid down in its Long-term Strategic Plan, and maintains itself in line with this restriction” ensures the funds for growth 8 Brazilian scale Brazilian scale Brazilian scale Brazilian scale Cemig’s credit quality

XVI Encontro Anual
CEMIG-APIMEC

Main benchmarks – 1Q11

59%
15%
3%
13%
5%
0%
3%
1%
1%
Finel/RGR
US dollar
CDI
IPCA index
IGP-M index
URTJ
No index
Other

Largest creditors (R$ mn) – 1Q11

(*) Includes FIDC (Receivables Investment Fund).

9
CEMIG

Main benchmarks 1Q11 Financial discipline to lower cost of debt and FX exposure Largest creditors (R$ mn) 1Q11 0% 3% 1% 59% 15% 3% 13% 5% 1% Debenture holders 5,594 42% Banco do Brasil 3,141 24% BNDES 1,388 10% Banco Itaú BBA(*) 896 7% Bradesco(*) 976 7% Unibanco 321 2% Eletrobrás 391 3% Others 610 5% Total 13,317 100% (*) Includes FIDC (Receivables Investment Fund). 9 Finel/RGR IGP-M index US dollar URTJ CDI No index IPCA index Other

Finance and Investor Relations Investor Relations Telephone: (+5531) 35065024 Fax: (+5531) 35065025 ri@cemig.com.br http://ri.cemig.com.br 10

10.   Market Announcement — Presentation of TAESA Acquisition of Transmission Assets

Relevant Acquisition Acquisition of Abengoas’ Transmissions Assets Rio de Janeiro, June 3 , 2011

Acquisition Adds Value and Confirms Strategic Position Description of the Concessions TAESA’s Concessions Acquired Concessions NTE ATE II ATE III ATE I STE Acquired Concessions Concessions Stake Begin Reduction End Km* NTE 100% jan-02 jan-19 jan-32 383 STE 50% dec-02 jul-19 dec-32 389 ATE I 50% dec-04 feb-21 feb-34 370 ATE II 50% mar-05 nov-21 mar-35 942 ATE III 50% Apr-06 Apr-23 apr-36 454 Total 2.538 *Not Weighted by the Stake 2 /5

Acquisition Adds Value and Confirms Strategic Position

- Next Steps

Board of Directors Approval
Aneel's Approval
BNDES's Approval
BID/COFIDES's Approval
Closing
Acquisition Step by Step

- Taesa's Structure After the Acquisition

ABENGOA
50%
TAESA
SUB-HOLDING 50%
NTE 100%
ETAU 52,6%
BRASNORTE 38,7%
ATE I 100%
ATEII 100%
ATE III 100%
STE 100%

3 /5

Acquisition Adds Value and Confirms Strategic Position Next Steps Closing BNDES’s Approval BID/COFIDES’s Approval Board of Directors Approval Aneel’s Approval Taesa’s Structure After the Acquisition Total Value: R$ 1.099 MM NTE: R$ 336 MM ABENGOA TAESA 50% Sub-Holding: R$ 763 MM EV/EBITDA: 7,4 X (2010) SUB-HOLDING ATE I ATE II ATE III STE NTE ETAU BRASNORTE 100% 52,6% 38,7% 50% 3 /5 100% 100% 100% 100% Acquisition Step by Step

33% increase in RAP and 29% increase in EBITDA (non-IFRS) Impact on TAESA considering the stake, based on 2010 figures not adjusted for the IFRS +29% Market Share RAP +33% 941 729 212 8,61% 1.110 833 277 TOTAL EBITDA MADRID EBITDA TAESA 6,48% TOTAL RAP TAESA RAP MADRID Shareholders' agreement O&M: Board of Directors: Shareholders with 50% of the voting capital: board of directors will be composed of 4 members, 2 elected by each shareholder; ATE I, ATE II , ATE III e STE: Operation and maintenance company that belongs to Abengoas’s group - OMEGA. The scope of the contract to be signed with Omega, with duration of 4 years starting from the signature of the Shareholder whose stake in voting capital is reduced below 45%: the board of directors will then be composed of 5 members, elected by simple majority vote of the Shareholders. shareholders' agreement, was defined jointly by the shareholders; At the end of the fourth year, the lines will be operated and maintained by either a company to be chosen on a Executive Officers: Technical Director indicated by TAESA CFO indicated by Abengoa competitive process or by the Newco itself; NTE: O&M will be done by TAESA (insourcing) 4 /5

Indebtedness of TAESA Indebtedness based on 2010 figures NFP/ EBITDA Concessions Loan 12/31/2010 Cost Maturity Payment BNDES - TJLP 104.788 TJLP + a.a 5% 07/15/2016 monthly 1.549 +45% 1,5 2,3 1,6 BNDES - BoC 14.359 UMBNDES + 5% a.a 07/15/2016 monthly Sub-Total 119.147 BNDES - TJLP 67.814 TJLP + 5% a.a 02/15/2017 monthly Unibanco - TJLP 3.933 TJLP + 1,5% a.a + 2,3% a.a 06/15/2013 monthly BNDES - BoC 9.244 UMBNDES + 5% a.a 02/15/2017 monthly Sub-Total 80.991 BNDES - Credit A 39.573 TJLP + 4% a.a 09/15/2018 monthly NTE STE 1.071 478 BNDES - Credit B 123.237 TJLP + 4% a.a 09/15/2018 monthly BNDES - Credit C 24.788 UMBNDES + 4% a.a 09/15/2018 monthly Sub-Total 187.598 BNDES - Credit A 55.342 UMBNDES + de 3,65% 01/15/2020 monthly BNDES - Credit B 247.100 UMBNDES + de 3,65% 01/15/2020 monthly BID - Credit A 149.526 Libor + de 1,20% a 3,25% 11/15/2022 semiannual BID - Credit B 16.304 De 1,70% a 2,75% a.a + Libor 11/15/2018 ATE ATE II Net Debt MADRID TOTAL Net Debt TAESA R$/Million (2010) semiannual Sub-Total 468.272 BID - Credit A 108.205 4,3% a.a. + 1,875% a 2,075% 05/15/2023 semiannual BID - Credit B 35.260 Libor + de 1,875 a 2,075% a.a. 05/15/2023 semiannual BID - Credit C 165.314 Libor + de 1,5 a 1,7% a.a. 05/15/2020 semiannual Sub-Total 308.779 ATE III 35% TJLP BNDES - BoC Concessions RAP EBITDA Debt Cash Dec/2010 Net Debt/Ebitda NTE 99 79 119 16 1,3 STE 50 41 81 10 1,7 ATE I 94 72 188 18 2,4 ATE II 143 102 468 206 2, 6 BID 37% ATE III 68 51 309 62 4,8 TOTAL 455 345 1165 312 2,5 TOTAL STAKE TAESA 277 212 642 164 2,3 The concessions NTE, ATE I, ATE II and ATEIII have the benefit of ADA / ADENE that will end in 2013, 2016 and 2018, respectively This acquisition will not affect the dividend policy of TAESA; 5 /5 - - - - - - - - -

XVI Encontro Anual CEMIG-APIMEC

New Business Department

CEMIG
A Melhor Energia do Brasil.

New Business Department Fernando Henrique Schüffner Neto Chief Business Development officer (DDN) June 3, 2011

Light and Taesa The efficient management of Light and Taesa guarantees robust financial muscle, positioning these two companies as vehicles for the growth of Cemig in the medium and long term. Greater speed, and efficiency, in the management of the asset 2

Principal effect of the transaction for Cemig Notes 1. Pro-forma numbers. Figures in IFRS. 2. Impact on Taesa of the following assets acquired from Abengoa: 50% ATE, 50% ATE II, 50% ATE III, 50% STE, 100% NTE. 3. Sum based on Cemig’s percentage holding in Taesa. Impact on financial statements of Cemig 3 Cemig Asset acquired2 Cemig + Asset acquired3 Income statement (R$ mn) – 2010 Net sales revenue 12,863 226 12,991 Net profit 2,258 124 2,328 Balance sheet (R$ mn) – December 2010 Gross debt 13,226 642 13,590 Net debt 10,247 478 10,518 11,476 1,002 12,044 Stockholders’ equity 3

XVI Encontro Anual CEMIG-APIMEC

Ebtida by business segment

Cemig
Transmission
14%
Others
4%
Generation
48%
Distribution
34%

Cemig + Asset acquired[2]
Others
4%
Transmission
16%
Generation
47%
Distribution
33%

4

Contribution of the transmission business to total Ebitda has now reached 16% Ebtida by business segment Generation 47% Distribution 33% Transmission 16% Others 4% Cemig + Asset acquired2 Notes 1. Pro-forma numbers. Figures in IFRS. Generation 48% Distribution 34% Transmission 14% Others 4% 4 Others 4% 2. Sum based on Cemig’s percentage holding in Taesa.

Joining of part of the assets of Abengoa and Taesa strengthens consolidation of the sector Transmission market share (share of Total RAP, 2010–11) Before the acquisition After the acquisition Notes 1. Abengoa: 50% ATE, 50% ATE II, 50% ATE III, 50% STE, 100% NTE. 2. holdings in Cemig and Taesa and TBE. holdings in the transmission market now total 12.9% 5 Company % Company % Eletrobras 46.0% Eletrobras 46.0% ISA-CTEEP 16.4% ISA-CTEEP 16.4% Taesa 6.5% Taesa + Acquisition1 8.6% Cemig 6.0% Cemig 6.0% Abengoa 5.3% TBE 4.8% TBE 4.8% Cemig + holdings2 12.9% With the acquisition, Cemig’s direct and indirect 100% of the assets of Taesa, plus Taesa’s portion of the assets acquired from The sum is of 100% of the assets of Cemig plus the portion relating to Cemig’s

Investor Relations Telephone: (+55-31) 3506-5024 Fax: (+55-31) 3506-5025 ri@cemig.com.br http://ri.cemig.com.br 6 New Business Department

11.   Market Announcement — Presentation of Supply/Demand Balance CEMIG GT and the Grid — 16th Annual CEMIG-APIMEC Meeting, June 3, 2011

XVI Encontro Anual CEMIG-APIMEC

CEMIG GT and the grid: Supply/demand balance

CEMIG
A Melhor Energia do Brasil.

CEMIG GT and the grid: Supply/demand balance Marcus Vinícius de Castro Lobato Energy Risk Analysis and Control Manager (PC/AR) June 3, 2011

Brazilian National Grid ("SIN")

XVI Encontro Anual
CEMIG-APIMEC

Supply structure (average MW)

90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0

	2010	2011	2012	2013	2014
Thermal	11.340	13.383	14.923	18.385	18.407
Hydro	48.017	50.370	51.783	53.882	55.321
Market	55.922	59.347	62.018	66.320	69.332
Balance	3.435	4.406	4.688	5.947	4.396
Balance, %	6,1%	7,4%	7,6%	9,0%	6,3%

2

CEMIG

Source: PMO, May 2010; Cemig research (as shown last year at Apimec 2010), and an estimated GDP of 5% for the 2011-2014 period Supply structure (average MW) 2 Thermal Hydro Market Balance Balance, % Brazilian National Grid (“SIN”)

Brazilian National Grid

XVI Encontro Anual
CEMIG-APIMEC

Supply structure (average MW)

90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0

	2011	2012	2013	2014	2015
Thermal	12.334	14.199	18.194	18.215	18.215
Hydro	49.331	51.679	54.984	56.545	58.260
Market	59.069	62.201	66.366	69.266	72.188
Balance	2.596	3.677	6.811	5.494	4.287
Balance, %	4,4%	5,9%	10,3%	7,9%	5,9%

3
CEMIG

Sources: PMO, May 2011; Cemig research and an estimated GDP of 5% for the 2011-2014 period Supply structure (average MW) Brazilian National Grid 3 Thermal Hydro Market Balance Balance, %

Brazilian National Grid

XVI Encontro Anual
CEMIG-APIMEC

Supply structure (average MW)

90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0

	2011	2012	2013	2014	2015
Reserve	480	1.400	1.716	1.743	1.746
Thermal	12.334	14.199	18.194	18.215	18.215
Hydro	48.851	50.279	53.267	54.802	56.514
Market	59.069	62.201	66.366	69.266	72.188
Balance	2.116	2.277	5.095	3.751	2.541
Balance, %	3,6%	3,7%	7,7%	5,4%	3,5%

CEMIG

Sources: PMO, May 2011; Cemig research and an estimated GDP of 5% for the 2011-2014 period Supply structure (average MW) Brazilian National Grid 4 Reserve Thermal Hydro Market Balance Balance, %

Brazilian National Grid

XVI Encontro Anual
CEMIG-APIMEC

Structural energy balance (average MW)

100.000
90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Reserve	480	1.400	1.716	1.743	1.746	2.987	2.987	2.987	2.987	2.987
Thermal	12.334	14.199	18.194	18.215	18.215	18.215	18.215	18.215	18.215	18.215
Hydro	48.851	50.279	53.267	54.802	56.514	58.201	61.198	61.789	61.789	61.789
Market	59.069	62.201	66.366	69.266	72.188	75.224	78.456	81.972	85.517	88.986
Balance, %	3,6%	3,7%	7,7%	5,4%	3,5%	1,6%	1,2%	-2,4%	-6,4%	-10,1%
Balance	2.116	2.277	5.095	3.751	2.541	1.192	958	-1.968	-5.513	-8.982

5

CEMIG

Sources: PMO, May 2011; PDE, 2019; Cemig research and an estimated GDP of 5% for the 2011-2014 period Structural energy balance (average MW) Brazilian National Grid 5 Reserve Thermal Hydro Market Balance, % Balance

CEMIG GT – Supply-demand balance

Apimec 2010

XVI Encontro Anual
CEMIG-APIMEC

Detail of requirements

Conventional energy
Average MW
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Negotiations in progress
Probable renewals
Purchases with conditions
Own resources
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
2,379
1,606
114
160
127
2,440
1,370
113
77
163
211
2,287
1,370
113
329
223
233
2,076
1,413
113
875
590
240
1,645
1,413
113
1,197
590
242
1,766
621
529
113
1,741
590
235
1,022
422
529
113
550
1,620
590
172
1,268
223
398
424
113
550
1,722
590
166
1,173
37
584
424
113
550
1,581
590
136
1,093
621
424
113
Resources available for commercialization
Free Market Sales – new contracts
Sales to be decided (2nd renewal concessions)
Regulated Market sales (distributors)
Intermediation (transferred to Cemig Trading)
Free Market Sales (Free Consumers and Traders)
Forecast Regulated Market sales
Pass-through under operating agreement

6

CEMIG

CEMIG GT – Supply-demand balance Conventional energy Detail of requirements Resources available for commercialization Intermediation (transferred to Cemig Trading) Free Market Sales – new contracts Free Market Sales (Free Consumers and Traders) Sales to be decided (2nd renewal concessions) Forecast Regulated Market sales Regulated Market sales (distributors) Pass-through under operating agreement Probable renewals Negotiations in progress 6

CEMIG GT – Supply-demand balance

Apimec 2011

XVI Encontro Anual CEMIG-APIMEC

Detail of requirements
Conventional energy
Average MW
Estimate of secondary energy overages accounted in short-term market
Probable renewals
Negotiations in progress
Purchases with conditions
Own resources
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
230
2,505
1,370
113
330
163
197
2,543
1,372
346
327
33
2,343
1,387
238
600
714
58
1,997
1,387
139
62
775
861
168
2,009
621
503
207
168
1,228
969
198
1,206
422
199
207
274
1,242
1079
137
1,205
223
398
207
380
1,310
995
160
1,197
37
584
398
207
380
1,233
806
178
1,195
621
398
207
380
1,468
831
178
934
621
398
Resources available for commercialization
Free Market Sales – new contracts
Sales to be decided (2nd renewal concessions)
Regulated Market sales (distributors)
Intermediation (transferred to Cemig Trading)
Free Market Sales (Free Consumers and Traders)
Forecast Regulated Market sales
Pass-through under operating agreement

7

CEMIG

Conventional energy Detail of requirements Probable renewals Negotiations in progress Estimate of secondary energy overages accounted in short-term market CEMIG GT – Supply-demand balance 7 Resources available for commercialization Intermediation (transferred to Cemig Trading) Free Market Sales – new contracts Free Market Sales (Free Consumers and Traders) Sales to be decided (2nd renewal concessions) Forecast Regulated Market sales Regulated Market sales (distributors) Pass-through under operating agreement

CEMIG GT – Supply-demand balance

XVI Encontro Anual
CEMIG-APIMEC

Conventional energy

APIMEC 2010
APIMEC 2011
Average MW
5.500
5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
Resources available for commercialization
Free Market Sales – new contracts
Sales to be decided (2nd renewal concessions)
Regulated Market sales (distributors)
Intermediation (transferred to Cemig Trading)
Free Market Sales (Free Consumers and Traders)
Forecast Regulated Market sales
Pass-through under operating agreement

8

CEMIG

CEMIG GT – Supply-demand balance Conventional energy 8 Average MW Average MW Resources available for commercialization Intermediation (transferred to Cemig Trading) Free Market Sales – new contracts Free Market Sales (Free Consumers and Traders) Sales to be decided (2nd renewal concessions) Forecast Regulated Market sales Regulated Market sales (distributors) Pass-through under operating agreement

CEMIG GT – Supply-demand balance

XVI Encontro Anual
CEMIG-APIMEC

Incentive-bearing electricity supply
Average MW
260
240
220
200
180
160
140
120
100
80
60
40
20
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
48
21
19
74
28
31
29
15
21
78
98
17
86
98
23
83
98
18
83
98
18
83
98
18
83
98
15
83
98
10
82
Purchases – Traders
Purchases – Wind Farms
Purchases – Small Thermal
Purchases – Small Hydro
Sales being negotiated
Probable renewals
Realized sales

9

CEMIG

CEMIG GT – Supply-demand balance Incentive-bearing electricity supply Purchases – Traders Sales being negotiated Purchases – Wind Farms Probable renewals Purchases – Small Thermal Realized sales Purchases – Small Hydro 9

Investor Relations Telephone: (+55-31) 3506-5024 Fax: (+55-31) 3506-5025 ri@cemig.com.br http://ri.cemig.com.br Cemig GT and the grid – Supply-demand balance 10

12.   Notice to Stockholders — June 29, 2011, Dividend Payment, June 7, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

DIVIDEND PAYMENT, JUNE 29, 2011

Cemig hereby advises stockholders that it will pay R$ 598,037,000, equivalent to R$ 0.876728126 per share, to stockholders on June 29, 2011.

This is the first portion of the stockholder proceeds for the business year 2010, and is equal to 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2011.

Stockholders entitled to this payment are those whose names were on the Company’s Nominal Share Registry on April 29, 2011.

•                  Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s nominal shares (Banco Bradesco S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit.

•                  In the event of not receiving the notice of credit, the stockholder should visit a branch of Banco Bradesco S.A. to update his/her registry details.

•                  Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, June 7, 2011

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.   Summary of Minutes of the 511th Meeting of the Board of Directors, June 2, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF

MINUTES

OF THE 511TH MEETING

Date, time and place:	June 2, 2011 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                             The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except in relation to the proposal to enter into a Mutual Cooperation Working Agreement with the State of Minas Gerais, through the State Environment and Sustainable Development Department (Semad) — on which the Board Member Adriano Magalhães Chaves stated himself a conflict of interest.

II                         The Chairman stated that all the matters on the agenda had been examined by Committees of the Board of Directors, and their approval recommended.

III                     The Board approved:

a)            The proposal by the Chair to alter the composition of the Board of Directors Support Committee, to replace the board Member Franklin Moreira Gonçalves by the Board Member Leonardo Maurício Colombini Lima.

b)           The minutes of this meeting.

IV                    The Board authorized:

a)            Opening of administrative tender proceedings for, and contracting of, services of works infrastructure, and building, electrical and hydraulic refurbishment, for preventive and corrective building maintenance, preparation of plans, engineering and technical support in building facilities, through a single contract to serve the real estate units of Belo Horizonte and Contagem, Minas Gerais, with cost to be prorated as follows: 80% for Cemig D, 19% for Cemig GT and 1% for Cemig — these percentages to be reviewed at every extension of the contractual period, whenever it is found that there is insufficiency of funds for any of the companies, provided that the total estimated value for the contracting is not exceeded.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)           Opening of administrative tender proceedings for, and contracting, through a single public instrument, of, implementation and administration of corporate credit card services, for payment of expenses such as accommodation, meals, fuel and automobile services, land transport, Brazilian and international air travel, vehicle rental, road tolls and parking, for a period of up to sixty months, for the following companies, and prorated between them as follows: Cemig — 3.98%; Cemig D — 69.25%; Cemig GT — 24.65%; Efficientia — 0.44%; Cemig Trading — 0.08%; CemigTelecom — 0.80%; Cemig Serviços — 0.72%; and Central Hidrelétrica Pai Joaquim — 0.08% — the prorating percentages to be reviewed, at the time of renewal of the Contracts, when any insufficiency of funds for any of the companies is found, provided that the estimated total value for contracting is not exceeded.

V                        The Board oriented vote in favor of the agenda, by the representative of Cemig, in the Extraordinary General Meetings and/or meetings of the Board of Directors of Empresa Amazonense de Transmissão de Energia (EATE) that decide on the increase of capital of Empresa Brasileira de Transmissão de Energia S.A. (EBTE) to up to two hundred and seventy million five hundred and seventy five Reais and fourteen centavos, and the subscription and paying up of the respective shares.

VI                    The Board ratified signature of the Mutual Cooperation Working Agreement with the State of Minas Gerais, through the State Environment and Sustainable Development Department (Semad), for secondment of the employee Adriano Magalhães Chaves, personal number 43311, to that Department for a period of four years, as from January 3, 2011.

VII                Conflict of interest: The Board Member Adriano Magalhães Chaves withdrew from the meeting room during the debate on the item relating to ratification of the mutual cooperation working agreement mentioned in Item VI above, since he believed he had conflict of interest in the matter, returning to the meeting only after decision on this matter by the other Board Members.

VIII            The following spoke on general matters and business of interest to the Company:

Board members;
Chief Officer:	Luiz Fernando Rolla;
General Manager:	Cezar Vaz de Melo Fernandes;

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Saulo Alves Pereira Junior,

Djalma Bastos de Morais,

Fernando Henrique Schüffner Neto,

Antônio Adriano Silva,

Adriano Magalhães Chaves,

Arcângelo Eustáquio Torres Queiroz,

Cezar Manoel de Medeiros,

Eduardo Borges de Andrade,

Franklin Moreira Gonçalves,

Francelino Pereira dos Santos,

Lauro Sérgio Vasconcelos David,

Guy Maria Villela Paschoal,

Leonardo Maurício Colombini Lima,

João Camilo Penna,

Newton Brandão Ferraz Ramos,

Luiz Carlos Costeira Urquiza,

Paulo Sérgio Machado Ribeiro,

Paulo Roberto Reckziegel Guedes,

Tarcísio Augusto Carneiro,

Ricardo Coutinho de Sena;

Luiz Fernando Rolla;
General Manager:	Cesar Vaz de Melo Fernandes;
Secretary:	Anamaria Pugedo Frade Barros.